SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                          For the month of August 2005

                               Assure Energy, Inc.
--------------------------------------------------------------------------------
                               (Registrant's name)
                         521 3rd Avenue, S.W., Suite 800
                            Calgary, Alberta T2P 3T3
                                     Canada
--------------------------------------------------------------------------------
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F

                      Form 20-F |X|         Form 40-F  |_|


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes  |_|                 No |X|


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                TABLE OF CONTENTS

1. Press Release issued August 9, 2005 titled "GEOCAN Energy, Inc. and Assure Energy, Inc. Announce Amendment of Plan of Arrangement, Mailing of Information Circular, and Special Shareholder Meeting." The Press Release was filed on SEDAR on August 9, 2005.

2. Notice of Special Meeting of Securityholders of Assure Energy, Inc. to be held September 7, 2005; and Notice of Petition; and Information Circular as filed on SEDAR on August 8, 2005.

3. Form of Proxy for the Special Meeting of Securityholders of Assure Energy, Inc. to be held September 7, 2005 as filed on SEDAR on August 8, 2005.

4. Officer's Certificate dated August 8, 2005 respecting Special Meeting of Securityholders of Assure Energy, Inc. to be held September 7, 2005 as filed on SEDAR on August 8, 2005.

5. Amended and Restated Arrangement Agreement between GEOCAN Energy Inc. and Assure Energy, Inc. dated July 8, 2005.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



Dated:  August 12, 2005                   ASSURE ENERGY, INC.


                                          By:  /s/ Harvey Lalach
                                              --------------------------
                                              Name:  Harvey Lalach
                                              Title: President

                                                                          ITEM 1
                                                                          ------

                                  PRESS RELEASE

         GEOCAN ENERGY INC. AND ASSURE ENERGY, INC. ANNOUNCE AMENDMENT
          OF PLAN OF ARRANGEMENT, MAILING OF INFORMATION CIRCULAR, AND
                          SPECIAL SHAREHOLDER MEETING

GEOCAN Energy Inc.                          Assure Energy, Inc.
Suite 1100                                  Suite 800
717-7th Avenue SW                           521-3rd Avenue SW
Calgary, Alberta, Canada                    Calgary, Alberta, Canada

Telephone: (403) 261-3851                   Telephone: (403) 266-4975
Fax: (402) 261-3834                                  Fax: (403) 262-9519

For Immediate Release August 9, 2005

CALGARY, ALBERTA August 9 /CNW/ - GEOCAN Energy Inc. ("GEOCAN"; TSX-GCA) and Assure Energy, Inc. ("Assure"; OTCBB - ASURE.OB) jointly announce that they have amended the previously announced Plan of Arrangement (the "Arrangement") whereby all of the issued and outstanding shares of Assure will be acquired by GEOCAN in exchange for GEOCAN common shares on the basis of 0.70 of a GEOCAN common share for each common share of Assure.

The new Arrangement has the unanimous support of the Board of Directors of both GEOCAN and Assure. Assure's Board of Directors has unanimously determined that the arrangement is in the best interests of Assure and Assure's securityholders, and unanimously recommends that its securityholders vote in favour of the Arrangement. All directors and officers of Assure have signed lock up agreements to vote all of their outstanding securities in favour of the Arrangement. The completion of the Arrangement is subject to various conditions, including the receipt of all required regulatory, securityholder and court approvals.

Assure also announces that pursuant to an interim order of the Court of Queen's Bench of Alberta dated August 5, 2005, a special meeting (the "Meeting") of the holders of Assure securities will be held at 10:00 a.m. (Calgary time) on September 7, 2005 at the offices of Bennett Jones LLP, 4500, 855-2nd Street S.W., Calgary, Alberta, for the purposes of considering and voting upon the Arrangement. To become effective, the Arrangement will require approval of not less than 66 2/3% of the votes cast. The Assure Board of Directors has agreed that it will not solicit or initiate discussion or negotiations involving any third party for any business combination involving Assure. GEOCAN has agreed to pay Assure a non-completion fee of CDN$1 million, and Assure has agreed to pay GEOCAN a non-completion fee of CDN$1.5 million, under certain circumstances.

Assure also announces that it has mailed an information circular to Assure securityholders in connection with the Arrangement.

GEOCAN and Assure are Calgary, Alberta, Canada based crude oil and natural gas exploration, development, and production companies.

This transaction is subject to all required securityholder and court approvals and to all regulatory approvals, including approval by the TSX.

FOR FURTHER INFORMATION PLEASE CONTACT:

Assure Energy, Inc.
Harvey Lalach
President and Chief Executive Officer
(403) 266-4975
Email: hlalach@assure-energy.com
Website: www.assure-energy.com

OR

GEOCAN Energy Inc.
Wayne Wadley
Chief Executive Officer
(403) 261-3851
Email: wwadley@geocan.com
Website: www.geocan.com

                                                                          ITEM 2
                                                                          ------

       Notice of Special Meeting of Securityholders of Assure Energy, Inc.
                          to be held September 7??2005

                                     - and -

                               Notice of Petition

                                     - and -

                              Information Circular



            With respect to a Proposed Plan of Arrangement involving



                                [GEOCAN ENERGY Inc.]



                                       and


                               ASSURE ENERGY INC.


                                 August 5, 2005

                                TABLE OF CONTENTS

NOTICE OF SPECIAL MEETING OF ASSURE SECURITYHOLDERS.............................................................iii
NOTICE OF PETITION................................................................................................v
INFORMATION CIRCULAR..............................................................................................1
SUMMARY OF INFORMATION CIRCULAR..................................................................................10
   Interests and Intentions of Directors, Officers, Insiders and Significant Securityholders in Matters to be
   Acted Upon....................................................................................................14
   Expenses of The Arrangement...................................................................................15
PART I - GENERAL PROXY MATTERS...................................................................................19
   Purpose of Solicitation.......................................................................................19
   Solicitation and Revocation of Proxies........................................................................19
   Voting Shares and Principal Holders Thereof...................................................................20
   Advice to Beneficial Holders of Assure Shares.................................................................20
   Voting of Proxies.............................................................................................21
PART II - THE ARRANGEMENT........................................................................................21
   Background to the Arrangement.................................................................................21
   Description of the Arrangement................................................................................22
   Benefits of the Arrangement...................................................................................22
   Effect of the Arrangement.....................................................................................23
   The Arrangement Agreement.....................................................................................24
   Procedure for the Arrangement to Become Effective.............................................................34
   Timing........................................................................................................35
   Fairness Opinion..............................................................................................36
   Recommendation of the Assure Board............................................................................36
   Interests and Intentions of Directors, Officers, Insiders and Significant Securityholders in Matters to be
   Acted Upon....................................................................................................37
   Expenses of The Arrangement...................................................................................37
   Exchange and Issuance of Share Certificates...................................................................37
   Stock Exchange Listings.......................................................................................38
   Certain Canadian Federal Income Tax Considerations............................................................38
   Residents of Canada...........................................................................................39
   Non-Resident Assure Shareholders..............................................................................40
   Right of Dissent..............................................................................................40
   Other Matters.................................................................................................42
PART III - INFORMATION RELATING TO GEOCAN, POST-ARRANGEMENT......................................................44
   Selected Financial Information................................................................................44
   Risk Factors..................................................................................................46
   Directors and Officers of GEOCAN..............................................................................48
   Pro-forma Combined Capitalization.............................................................................49
   Principal Holders of Securities...............................................................................49
   Auditors, Transfer Agent and Registrar........................................................................49
PART IV - CONSENTS...............................................................................................50

APPENDIX A            -    Arrangement Resolution
APPENDIX B            -    Arrangement Agreement
APPENDIX C            -    Interim Order
APPENDIX D            -    Information Concerning GEOCAN Energy Inc.
APPENDIX E            -    Information Concerning Assure Energy, Inc.
APPENDIX F            -    Pro-forma Combined Financial Statements
APPENDIX G            -    Section 191 of ABCA
APPENDIX H            -    Fairness Opinion of Haywood Securities Inc.

                               ASSURE ENERGY INC.

August 5, 2005

TO: Holders (the "Assure Securityholders") of common shares ("Assure Shares"), preferred shares ("Assure Preferred Shares") and warrants to purchase Assure Shares ("Assure Warrants") of Assure Energy, Inc. ("Assure").

You are invited to attend a special meeting (the "Meeting") of Assure Securityholders to be held at the offices of Bennett Jones LLP, 4500, 855-2nd Street S.W., Calgary, Alberta at 10:00 a.m. on Wednesday, September 7, 2005 for the purposes set forth in the accompanying Notice of Special Meeting of Assure Securityholders. Capitalized terms not defined herein shall have the meaning ascribed thereto in the information circular attached hereto.

At the Meeting, Assure Securityholders will be asked to consider and vote upon an arrangement (the "Arrangement") under the provisions of the Business Corporations Act (Alberta) (the "ABCA") involving Assure, Assure Securityholders and GEOCAN Energy Inc. ("GEOCAN"). Pursuant to the Arrangement, the following transactions will occur in the following order:

(1) all of the issued and outstanding Assure Shares, Assure Preferred Shares and Assure Warrants held by Dissenting Securityholders as of the Effective Time shall be deemed to have been transferred to Assure and cancelled and shall cease to be issued and outstanding and, as of the Effective Time, such Dissenting Securityholders shall cease to have any rights as Assure Securityholders, other than the right to be paid the fair value of their Assure Shares, Assure Preferred Shares or Assure Warrants, as the case may be, and the names of such Dissenting Securityholders shall be removed from the register of holders of Assure Shares, Assure Preferred Shares and Assure Warrants, as applicable; and

(2) all of the issued and outstanding Assure Shares beneficially owned by Assure Shareholders at the Effective Time shall be transferred to GEOCAN, solely in exchange for the issue by GEOCAN, to such Assure Shareholders in respect of such Assure Shares, of fully paid and non-assessable common shares of GEOCAN ("GEOCAN Shares") on the basis of 0.7 of a GEOCAN Share for each Assure Share.

No fractional GEOCAN Shares will be issued. In the event that the conversions contemplated by the Arrangement would result in an Assure Shareholder being entitled to a fractional GEOCAN Share, the number of GEOCAN Shares to be issued to each such former Assure Shareholder will be rounded up to the next whole number of GEOCAN Shares. In calculating such fractional interests, all Assure Shares held by a registered Assure Shareholder prior to the Effective Time will be aggregated.

For the Arrangement to proceed, it must be approved by at least 66 2/3% of all of the votes cast by holders of Assure Shares, Assure Preferred Shares and Assure Warrants, voting together as a class, present in person or by proxy, at the Meeting, such that (i) each Assure Shareholder shall be entitled to one vote for each Assure Share held, (ii) each Assure Preferred Shareholder shall be entitled to one vote for each Assure Preferred Share held, and (iii) each Assure Warrantholder shall be entitled to one vote for each Assure Share such holder would be entitled to receive upon the exercise of such Assure Warrants. If such approval is obtained and if other conditions to the Arrangement becoming effective are satisfied or waived, it is expected that the Arrangement will be completed on or about the date of the Meeting.

If the requisite shareholder and regulatory approvals are obtained, an order of the Court of Queen's Bench of Alberta approving the Arrangement will be sought following the Meeting.

The Assure Board recommends that you vote in favour of the Arrangement.

The accompanying Information Circular provides a detailed description of the Arrangement, Assure, GEOCAN and the matters to come before the Meeting. Please give this material your careful consideration, and, if you require assistance, consult your financial, income tax or other professional advisor.

To be represented at the Meeting, you must either attend the Meeting in person or complete and sign the enclosed Form of Proxy and forward it so as to reach, or be deposited with, Continental Stock Transfer & Trust Company ("Continental"), 17 Battery Place, New York, NY 10004, not later than twenty-four hours (excluding Saturdays, Sundays and statutory holidays) prior to the time fixed for the Meeting or any adjournment thereof. An envelope addressed to Continental is enclosed for your convenience.

                                 Yours very truly,

                                 --------------------------------------
                                 (signed) "Harvey  Lalach"
                                 President and Chief  Executive Officer
                                 Assure Energy, Inc.

                               ASSURE ENERGY, INC.


               NOTICE OF SPECIAL MEETING OF ASSURE SECURITYHOLDERS

                     TO BE HELD WEDNESDAY, SEPTEMBER 7, 2005

      NOTICE IS HEREBY GIVEN that, pursuant to an order (the "Interim Order") of the Court of Queen's Bench of Alberta dated August 5, 2005, a special meeting (the "Meeting") of the holders ("Assure Securityholders") of common shares ("Assure Shares"), preferred shares ("Assure Preferred Shares") and warrants to purchase Assure Shares ("Assure Warrants") of Assure Energy, Inc. ("Assure") will be held at the offices of Bennett Jones LLP, 4500, 855 - 2nd Street S.W., Calgary, Alberta at 10:00 a.m. on Wednesday, September 7, 2005 for the following purposes:

      (a) to consider, and if thought advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution"), the full text of which is set forth as Appendix A to the accompanying Information Circular, approving an arrangement under Section 193 of the Business Corporations Act (Alberta) ("ABCA") involving Assure, the Assure Securityholders and GEOCAN Energy Inc. ("GEOCAN") (the "Arrangement"); and

      (b) to transact such other business as may properly come before the Meeting, or any adjournment or postponement thereof.

      Specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Information Circular and appendices thereto.

      The Board of Directors of Assure has fixed August 2, 2005 as the record date for the determination of Assure Securityholders entitled to receive notice of the Meeting. Only Assure Securityholders of record at the close of business on the record date will be entitled to notice of, and to vote at, the Meeting or any adjournment thereof, except that a transferee of Assure Shares or Assure Preferred Shares after such record date may, not later than 10 days before the Meeting, establish the right to vote by providing evidence of ownership of such Assure Shares or Assure Preferred Shares and requesting that the transferee's name be placed on the voting list in place of the transferor.

      If you are a registered holder of Assure Shares, Assure Preferred Shares or Assure Warrants and are unable to attend the Meeting or any adjournment thereof in person, please complete, sign and mail the enclosed Form of Proxy to Continental Stock Transfer & Trust Company, 17 Battery Place, New York, NY 10004, not later than twenty-four hours (excluding Saturdays, Sundays and statutory holidays) prior to the time of the Meeting or any adjournment thereof.

      If you are an unregistered Assure Securityholder and receive these materials through your broker or through another intermediary, please complete and return the Form of Proxy provided to you in accordance with the instructions provided in the materials provided by such broker or other intermediary.

      Pursuant to the Interim Order, registered Assure Securityholders have been granted the right to dissent in respect of the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their securities in accordance with the provisions of Section 191 of the ABCA, as modified by the Interim Order. To exercise such right, Assure must receive from the Dissenting Securityholder (as defined in the Information Circular) a written objection to the Arrangement Resolution delivered to Assure Energy, Inc. c/o Bennett Jones LLP, 4500 Bankers Hall East, 855 - 2nd Street S.W., Calgary, Alberta, T2P 4K7,
Attention: Mr. Ken Lenz at least two Business Days before the Meeting, and the Dissenting Securityholder must have otherwise complied with the provisions of
Section 191 of the ABCA, as modified by the Interim Order. The right to dissent is described in detail in the Information Circular. The texts of the Interim Order and Section 191 of the ABCA are set forth in Appendices C and G, respectively, to the Information Circular. Failure to strictly comply with the requirements set forth in Section 191 of the ABCA, as modified by the Interim Order, may result in the loss of any right of dissent.

DATED at the City of Calgary, in the Province of Alberta, this 5th day of August, 2005.

                                 By Order of the Board of Directors and by Order of the Court of Queen's Bench of Alberta


                                 --------------------------------------
                                 (signed) "Harvey Lalach"
                                 President and Chief Executive Officer
                                 Assure Energy, Inc.

                          {00078414.1 / 0541-005}- vi -

                    IN THE COURT OF QUEEN'S BENCH OF ALBERTA

                          JUDICIAL DISTRICT OF CALGARY

      IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT (ALBERTA), R.S.A. 2000, c.B-9, AS AMENDED

      AND IN THE MATTER OF AN ARRANGEMENT PROPOSED BY ASSURE ENERGY, INC. INVOLVING ASSURE ENERGY, INC., ITS SECURITYHOLDERS AND GEOCAN ENERGY INC.


                               NOTICE OF PETITION

NOTICE IS HEREBY GIVEN that a Petition (the "Petition") has been filed with the Court of Queen's Bench of Alberta, Judicial District of Calgary (the "Court"), on behalf of Assure Energy, Inc. ("Assure") with respect to a proposed Arrangement (the "Arrangement") under Section 193 of the Business Corporations Act, R.S.A. 2000 c.B-9, as amended (the "ABCA"), involving Assure and the holders of common shares, preferred shares and warrants to purchase common shares (collectively, the "Assure Securityholders"), which Arrangement is described in greater detail in the Information Circular dated August 5, 2005 accompanying this Notice of Petition. At the hearing of the Petition, Assure intends to seek:

        (a) an order approving the Arrangement pursuant to the provisions of Section 193 of the ABCA;

      (b) a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to the persons affected, or alternatively, that the Arrangement is approved after considering these matters;

      (c) a declaration that the Arrangement will, upon filing of Articles of Arrangement under the ABCA, be effective in accordance with its terms; and

      (d) such other and further orders, declarations and directions as the Court may deem just.


AND NOTICE IS FURTHER GIVEN that the Petition is directed to be heard before the Court of Queen's Bench of Alberta at the Court House, 611 - 4th Street S.W., Calgary, Alberta, Canada, on Wednesday, September 7, 2005 at 1:15 p.m. (Calgary time) or as soon thereafter as counsel may be heard. Any Assure Securityholders or other interested party desiring to support or oppose the Petition may appear at the time of the hearing in person or by counsel for that purpose provided such Assure Securityholders or other interested party files with the Court and serves upon Assure, on or before 4:00 p.m. (Calgary time) on Thursday, September 1, 2005, a Notice of Intention to Appear setting out such Assure Securityholders or interested party's address for service and indicating whether such Assure Securityholders or interested party intends to support or oppose the Petition or make submissions, together with any evidence or materials which are to be presented to the Court. Service on Assure is to be effected by delivery to its solicitors at the address set forth below.

AND NOTICE IS FURTHER GIVEN that, at the hearing and subject to the foregoing, Assure Securityholders and any other interested persons will be entitled to make representations as to, and the Court will be requested to consider, the fairness of the Arrangement. If you do not file a Notice of Intention to Appear and attend, either in person or by counsel, at that time, the Court may approve or refuse to approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court may deem fit, without any further notice. In the event the hearing is adjourned, only those persons who have filed and served a Notice of Appearance shall be served with notice of the adjourned date.

                                     - V -

AND NOTICE IS FURTHER GIVEN that the Court, by an Interim Order dated August 5, 2005, has given directions as to the calling and holding of a special meeting of the Assure Securityholders for the purpose of such Assure Securityholders voting upon a special resolution to approve the Arrangement and, in particular, has directed that such registered Assure Securityholders shall have the right to dissent under the provisions of Section 191 of the ABCA, as amended by, and upon compliance with, the terms of the Interim Order.

AND NOTICE IS FURTHER GIVEN that the Final Order approving the Arrangement will, if made, serve as the basis for an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements thereof with respect to the issuance of securities to Assure Securityholders resident in the United States.

AND FURTHER NOTICE IS GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Assure Securityholders or other interested party requesting the same by the under mentioned solicitors for Assure upon written request delivered to such solicitors as follows:

     Bennett Jones LLP
     Barristers & Solicitors
     4500 Bankers Hall East
     855 - 2nd Street S.W.
     Calgary, Alberta, T2P 4K7
     Attention:  Mr. Ken Lenz
     Facsimile:  (403) 265-7219


Further notice of the steps in these proceedings will only be given to those who have filed a Notice of Intention to Appear.


DATED at the City of Calgary, in the Province of Alberta, this 5th day of August, 2005.

                                 BY ORDER OF THE BOARD OF
                                 DIRECTORS


                                 --------------------------------------
                                 (signed) "Harvey Lalach"
                                 President and Chief Executive Officer
                                 Assure Energy, Inc.

                               ASSURE ENERGY, INC.


                              INFORMATION CIRCULAR
            Special Meeting of Securityholders of Assure Energy, Inc.
                   to be held on Wednesday, September 7, 2005

                                  INTRODUCTION

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Assure Energy, Inc. for use at the Meeting and any adjournments thereof. No Person has been authorized to give any information or make any representation in connection with the Arrangement or other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized. This Information Circular does not constitute an offer to sell securities, a solicitation of an offer to purchase securities or the solicitation of a proxy by any Person in any jurisdiction in which such an offer or solicitation is not authorized or in which the Person making such offer or solicitation is not qualified to do so or to any Person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation. Neither delivery of this Information Circular nor any distribution of the securities referred to in this Information Circular shall, under any circumstance, create an implication that there has been no change in the information set forth therein since the date of this Information Circular.

All summaries of, and reference to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Arrangement Agreement and the Plan of Arrangement, copies of which are attached as Appendix B and Exhibit 1 to Appendix B respectively, to this Information Circular. You are urged to carefully read the full text of the Arrangement Agreement and the Plan of Arrangement.

All capitalized terms in this Information Circular but not otherwise defined herein have the meanings set forth under "Glossary of Terms". Information contained in this Information Circular is given as of August 5, 2005 unless otherwise specifically stated.

                   INFORMATION FOR UNITED STATES SHAREHOLDERS

Assure Securityholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act. The financial statements for Assure and certain pro-forma and historical financial information included herein have been prepared in accordance with Canadian generally accepted accounting principles, which differ from United States generally accepted accounting principles in certain material respects, and thus are not comparable in all respects to financial statements and pro-forma and historical financial information of United States companies. Likewise, information concerning oil and gas properties, reserves and operations of GEOCAN and Assure has been prepared in accordance with Canadian disclosure standards and is not comparable in all respects to similar information for United States companies.

The GEOCAN Shares to be issued pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act and are being issued in reliance on the exemption from registration set forth in Section 3(a)(l0) thereof. The U.S. Securities Act imposes limitations on the resale of GEOCAN Shares issued pursuant to the Arrangement to persons who were "affiliates" of GEOCAN or Assure before the Arrangement or of GEOCAN after the Arrangement. See "Part II -- The Arrangement -- Other Matters -- Resale of GEOCAN Shares -- United States" in this Information Circular.

Assure Securityholders should be aware that the Arrangement and the ownership of securities of GEOCAN and Assure may have material tax consequences in the United States that are not described in this Information Circular which may include, without limitation, the possibility that the Arrangement is a taxable transaction, in whole or in part, for United States federal income tax purposes, and the possibility that either Assure or GEOCAN may be classified as a passive foreign investment company, which classification would subject holders to special, generally adverse tax consequences.

Assure Securityholders resident in the United States are advised to consult their own tax advisors to determine the particular tax consequences to them of the Arrangement in light of their particular situation, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local, or other taxing jurisdiction.

Enforcement by Assure Securityholders of civil liabilities under United States securities laws may be affected adversely by the fact that GEOCAN and Assure are organized under the laws of a jurisdiction outside the United States, that some or all of their officers and directors are residents of countries other than the
United States, that some of the experts named in this Information Circular are residents of countries other than the United States, and that all or a substantial portion of the assets of GEOCAN and Assure and such persons may be located outside the United States.

The GEOCAN Shares to be issued in connection with the Arrangement have not been approved or disapproved by the SEC or securities regulatory authorities of any state of the United States, nor has the SEC or the securities regulatory authorities of any state of the United States passed on the adequacy or accuracy of this Information Circular. Any representation to the contrary is a criminal offence.

                                GLOSSARY OF TERMS

      Unless the context indicates otherwise, the following terms shall have the meanings set out below when used in this Information Circular, including the Summary and in Appendix E. Terms and abbreviations used in the other Appendices to this Information Circular are defined separately and the terms and abbreviations defined below are not used therein, except where otherwise indicated.

      "ABCA" means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder.

      "ADP" means ADP Investor Communications Services.

      "Agreement Date" means the effective date of the Arrangement Agreement, being July 8, 2005.

      "Arrangement" means the arrangement under the provisions of Section 193 of the ABCA, as set out in the Plan of Arrangement.

      "Arrangement Agreement" means the amended and restated arrangement agreement effective as of the Agreement Date between Assure and GEOCAN, pursuant to which Assure and GEOCAN have proposed to implement the Arrangement, a copy of which is annexed as Appendix B to this Information Circular, including any amendments thereto.

      "Arrangement Resolution" means the special resolutions approving the Arrangement to be presented to and considered by the Assure Securityholders at the Meeting, the full text of which are set forth in Appendix A to this Information Circular.

      "Articles of Arrangement" means one or more articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order is made so as to give effect to the Arrangement.

      "Assure" means Assure Energy, Inc., a body corporate amalgamated under the ABCA.

      "Assure Acquisition Proposal" means the making of any proposal to Assure or its shareholders from any person (other than GEOCAN) which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition of 20% or more of the outstanding voting shares of Assure; (ii) any acquisition of any material portion of the assets of Assure or an Assure Subsidiary; (iii) an amalgamation, arrangement, merger, or consolidation of any of Assure or an Assure Subsidiary; or (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving Assure or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the Arrangement or which would or could reasonably be expected to materially reduce the benefits of the Arrangement to GEOCAN.

      "Assure Board" means the Board of Directors of Assure.

      "Assure Break Fee" means the sum of $1,000,000.

      "Assure Engineer's Report" means the evaluation report effective December 31, 2004 prepared by Sproule in respect of the crude oil, natural gas and natural gas products reserves of Assure. "Assure Financial Statements" means the unaudited financial statements of Assure for the three month period ended March 31, 2005 and the audited financial statements of Assure for the years ended December 31, 2004, 2003 and 2002.

      "Assure Preferred Shares" means the preferred shares in the capital of Assure.

      "Assure Preferred Shareholders" means the holders of Assure Preferred Shares.

      "Assure Preferred Share Waiver" means a waiver, in form and substance satisfactory to GEOCAN, acting reasonably, provided by all holders of Assure Preferred Shares, waiving, for the period expiring December 31, 2005, any right to exercise a conversion right attached to such shares whereby they may be converted into Assure Shares.

      "Assure Proposed Agreement" has the meaning ascribed thereto in "Part II - The Arrangement - The Arrangement Agreement - Non-Solicitation and Superior Proposals."

      "Assure Securities" means the Assure Shares, Assure Preferred Shares and Assure Warrants.

      "Assure Securityholders" means the holders from time to time of Assure Shares, Assure Preferred Shares and Assure Warrants.

      "Assure Shareholder Loan Mandatory Repayment" means the pro rata repayment of loans made by certain shareholders of Assure to Assure in the aggregate amount of $1,500,000.

      "Assure Shares" means the common shares in the capital of Assure.

      "Assure Shareholders" means the holders of Assure Shares.

      "Assure Subsidiaries" means Assure Oil & Gas Corp. and Westerra 2000 Inc.

      "Assure Warrants" means, collectively, all outstanding warrants of Assure entitling the holders to acquire Assure Shares on the basis set forth in the certificates issued in respect of such warrants.

      "Assure Warrantholders" means the holders of Assure Warrants.

      "Beneficial Holders" means Assure Securityholders who do not hold Assure Securities in their own names.

      "Business Day" means a day on which banks are generally open for the transaction of commercial business in Calgary, Alberta, but does not in any event include a Saturday, a Sunday or a statutory holiday under applicable Law.

      "Confidentiality Agreement" means the confidentiality agreement between GEOCAN and Assure dated May 10, 2005.

      "Continental" means Continental Stock Transfer & Trust Company.

      "Court" means the Court of Queen's Bench of Alberta.

      "Default Notice" has the meaning ascribed thereto in "Part II - The Arrangement - The Arrangement Agreement - Termination of the Arrangement Agreement".

      "Depositary" means Continental, at its offices as set forth in the Letter of Transmittal.

      "Dissent Rights" means the right of dissent available to Assure Securityholders in respect of the Arrangement pursuant to the ABCA, the Interim Order and Article 3 of the Plan of Arrangement.

      "Dissenting Securityholder" means a registered Assure Securityholder who validly exercises, and does not, prior to the Effective Date, withdraw or otherwise relinquish, the Dissent Rights.

      "Effective Date" means the later of the date of the Meeting, the date of issuance of the Final Order (unless appealed in which case, the Effective Date shall be the date such appeal is delivered or withdrawn) and the date upon which the last Regulatory Approval is obtained.

      "Effective Time" means 12:01 a.m. (Calgary time) on the Effective Date.

      "Exchange Ratio" means 0.7 of a GEOCAN Share per one Assure Share.

      "Fairness Opinion" means the fairness opinion of Haywood Securities that the Arrangement is fair, from a financial point of view, to the Assure Shareholders, a copy of which is attached hereto as Appendix H to this Information Circular.

      "Final Order" means the final order of the Court approving the Arrangement pursuant to subsection 193(9) of the ABCA, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or amended on appeal.

      "GEOCAN" means GEOCAN Energy Inc., a body corporate incorporated under the ABCA.

      "GEOCAN Board" means the Board of Directors of GEOCAN.

      "GEOCAN Break Fee" means the sum of $1,500,000.

      "GEOCAN Engineer's Reports" means the evaluation reports effective December 31, 2004 prepared by Sproule, in respect of the crude oil, natural gas and natural gas products reserves of GEOCAN.

      "GEOCAN Financial Statements" means the unaudited financial statements of GEOCAN for the three month period ended March 31, 2005 and the audited financial statements of GEOCAN for the year ended December 31, 2004, the nine month period ended December 31, 2003 and the year ended March 31, 2002.

      "GEOCAN Securities" means collectively the GEOCAN Shares and GEOCAN Warrants.

      "GEOCAN Shareholders" means the holders of GEOCAN Shares.

      "GEOCAN Shares" means the Class "A" common shares in the capital of GEOCAN.

      "GEOCAN Warrants" means, collectively, all warrants of GEOCAN to be issued upon the conversion of the Assure Warrants in accordance with the terms of such Assure Warrants.

      "Governmental Authority" means any: (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) self-regulatory organization or applicable stock exchange or stock quotation system; (c) any subdivision, agent, commission, board, or authority of any of the foregoing including the SEC or any Canadian securities commission or similar regulatory authority; or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

      "Haywood Securities" means Haywood Securities Inc., retained by Assure to provide the Fairness Opinion.

      "Income Tax Act" means the Income Tax Act (Canada), as amended, including the regulations promulgated thereunder.

      "Interim Order" means an interim order of the Court concerning the Arrangement under subsection 193(4) of the ABCA, as the same may be amended, in respect of the Arrangement.

      "Information Circular" means the Notice of Meeting and management information circular of Assure to be mailed by Assure to the Assure Securityholders in connection with the holding of the Meeting and approval of the Arrangement Resolution.

      "Laws" means all applicable laws (including common law), statutes, regulations, statutory rules, orders, ordinances, and the terms and conditions of any approvals, licences or judgements of any applicable published notes and policies of any Governmental Authority, and the term "applicable", with respect to such Laws and in the context that refers to one or more Persons, means such Laws that apply to such Person or Persons or its or their business, undertaking, property or securities and that emanate from a Governmental Authority having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities.

      "Letter of Transmittal" means the letter of transmittal respecting Assure Shares and Assure Warrants which will be forwarded to Assure Shareholders and Assure Warrantholders following approval of the Arrangement.

      "Lockup Agreements" mean the lockup agreements of the directors and officers of Assure in the form attached as Exhibit 2 to Appendix B.

      "Material Adverse Change", means any change or effect (or any condition, event or development involving a prospective change or effect) in or on the business, operations, results of operations, assets, capitalization, financial condition, licenses, permits, concessions, rights or liabilities, whether contractual or otherwise, of a party which is materially adverse to the business, operations or financial condition of such party, other than a change or effect (i) which arises out of a matter that has been disclosed in writing to the other party prior to the other party entering into the Arrangement Agreement, (ii) resulting from conditions affecting the oil and gas industry in the jurisdictions in which such party holds its assets, taken as a whole, or
(iii) resulting from general economic, financial, currency exchange, securities or commodity market conditions (including, without limitation, the prices of crude oil and natural gas) in Canada, the United States or elsewhere.

      "Material Adverse Effect" means any effect that is, or would reasonably be expected to be, material and adverse to the business, operations or financial condition of Assure or GEOCAN but "Material Adverse Effect" shall not include an effect resulting from any of the matters referred to in subparagraphs (i), (ii) or (iii) of the definition of "Material Adverse Change" above.

      "Meeting" means the special meeting of Assure Securityholders to be held for the purpose of considering and, if deemed advisable, passing the Arrangement Resolution.

      "Notice of Meeting" means the notice of the Meeting.

      "Notice of Petition" means the notice of petition by Assure and GEOCAN to the Court for the Final Order, which accompanies this Information Circular.

      "OTCBB" means the over-the-counter bulletin board of the National Association of Securities Dealers, Inc. in the United States of America.

      "Outside Date" means, subject to section 5.1 of the Arrangement Agreement, October 6, 2005.

      "Person" includes any individual, sole proprietorship, partnership, firm, entity, limited partnership, limited liability company, unlimited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body, corporation, or Governmental Authority.

      "Plan of Arrangement" means the plan of arrangement substantially in the form and content of Exhibit 1 to the Arrangement Agreement and any amendments or variations made thereto in accordance with the Arrangement Agreement, the Plan of Arrangement or made at the direction of the Court.

      "Pre-Effective Date Period" means the period between the Agreement Date and the Effective Date, subject to the earlier termination of the Arrangement Agreement in accordance with its terms.

      "Pro-forma Combined Financial Statements" means the unaudited pro-forma combined financial statements for GEOCAN, after giving effect to the Arrangement as at and for the three month period ended March 31, 2005 and the financial year ended December 31, 2004.

      "Registrar" means the registrar appointed pursuant to Section 263 of the ABCA.

      "Regulatory Approvals" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that an arrangement may only be implemented if a prescribed time lapses following the giving of notice without an objection being made) of any Governmental Authority including compliance with the "blue sky" or other applicable securities law of any U.S. state where holders of Assure Shares, Assure Preferred Shares or Assure Warrants reside.

      "SEC" means the United States Securities and Exchange Commission.

      "Sproule" means Sproule Associates Limited, independent petroleum consultants based in Calgary, Alberta.

      "Superior Proposal" means, in respect of Assure or its assets, an Assure Acquisition Proposal in respect of which the board of directors of Assure has determined in good faith: (a) that funds or other consideration necessary for the Assure Acquisition Proposal are or are likely to be available; (b) after consultation with its financial advisor (if any) that such Assure Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction, taken as a whole, more favourable to Assure shareholders than the Arrangement; and (c) after receiving the advice of outside legal counsel to such effect, that the taking of such action is recommended for the board of directors to act in a manner consistent with statutory or fiduciary duties of the directors under applicable law.

      "TSX" means the Toronto Stock Exchange.

      "U.S." or "United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

      "U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

      "U.S. Securities Act" means the United States Securities Act of 1933, as amended.

         Words importing the singular number may include the plural and vice versa and words importing any gender include all genders.

         All dollar amounts set forth in this Information Circular and the Appendices attached hereto are in Canadian dollars, except where otherwise indicated.

                                  ABBREVIATIONS

      In this Information Circular, except in Appendix D which sets out the abbreviations used therein, the abbreviations set forth below have the following meanings:

                 Oil and Natural Gas Liquids                                        Natural Gas
-----------------------------------------------------------------------------------------------------------------------
bbl.....................     barrel                             Mcf................   thousand cubic feet
---------------------------  barrels                            Mcf/d..............   thousand cubic feet per day
bbls....................     barrels per day                    MMcf...............   million cubic feet
bbls/d..................     barrels of oil equivalent          MMcf/d.............   million cubic feet per day
boe.....................     barrels of oil equivalent per
boe/d...................     day
Mbbl....................     thousand barrels
Mboe....................     thousand barrels of oil
NGL.....................     equivalent
stb.....................     natural gas liquids
                             standard stock tank barrel

Other

AECO.......................     Intra-Alberta Nova Inventory Transfer Price (NIT net price of natural gas)
API........................     American Petroleum Institute
ARTC ......................     Alberta Royalty Tax Credit
m3.........................     cubic metres
M$.........................     thousands of dollars

         Disclosure provided herein in respect of boes may be misleading, particularly if used in isolation. A boe conversion ratio of six Mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Information Circular, including all Appendices attached hereto and all documents incorporated by reference herein, contains forward-looking statements. All statements other than statements of historical fact contained in this Information Circular are forward-looking statements, including, without limitation, statements regarding Assure's or GEOCAN's future financial position, business strategy, proposed acquisitions, budgets, litigation, project costs and plans and objectives of management for future operations. Many of these statements can be identified by looking for words such as "believe," "expects," "will," "intends," "projects," "anticipates," "estimates," "continues" or similar words or the negative thereof. Assure, and, where applicable, GEOCAN, cannot assure you that the plans, intentions or expectations upon which these forward-looking statements are based will occur. These forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed elsewhere in this Information Circular. Although Assure believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that these expectations will prove to be correct. Some of the risks which could affect Assure's and GEOCAN's future results and could cause the results to differ materially from those expressed in these forward-looking statements include: the impact of general economic conditions in Canada and the United States; industry conditions, including fluctuations in the price of oil and natural gas and royalties payable in respect of oil and gas production; the impact of governmental regulation of the oil and gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; stock market volatility; the need to obtain required approvals from regulatory authorities; the uncertainty inherent in estimating oil and gas reserves; the impact of competition; difficulties encountered during the exploration for and production of oil and gas; variations in production and problems inherent to the marketability of oil and gas, including the proximity to and capacity of oil and gas pipelines and processing equipment; reservoir characteristics; and the uncertainty inherent in attracting capital.

The information set forth under the heading "Part III - Information Relating to GEOCAN, Post-Arrangement - Risk Factors" in this Information Circular and under "Risk Factors" in Appendix D and Appendix E attached hereto, identifies additional factors that could affect Assure's and GEOCAN's respective operations, results and performance. Assure Securityholders should carefully consider these factors.

Any forward-looking statements are expressly qualified in their entirety by this cautionary statement. Moreover, neither Assure nor anyone else assumes responsibility for the accuracy or completeness of any forward-looking statements. The forward-looking statements included in this Information Circular are made as of the date of this Information Circular and Assure undertakes no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise. Assure Securityholders should not place undue reliance on forward-looking statements.

                         SUMMARY OF INFORMATION CIRCULAR

      The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices hereto. Terms with initial capital letters used in this Summary are defined in the "Glossary of Terms" and "Abbreviations" or in Appendix D, as applicable. In this summary, all dollar amounts are in Canadian dollars unless otherwise indicated.

The Corporations

      Assure is a publicly traded oil and gas corporation which is engaged in the acquisition of, exploration for, and the exploitation, development and production of, oil and natural gas in Western Canada. For the three months ended March 31, 2005, Assure's average daily production was 488 bbls/d of oil and liquids and 1.93 MMcf/d of natural gas.

      GEOCAN is a publicly traded oil and gas corporation engaged in the acquisition of, exploration for, and the exploitation, development and production of, oil and natural gas in four core areas, namely central Alberta, east central Alberta, the Lloydminster area of eastern Alberta and southeast Saskatchewan. For the three months ended March 31, 2005, GEOCAN's average daily production was 1,915 bbls/d of oil and liquids and 1.7 MMcf/d of natural gas.

The Assure Meeting

      The Meeting will be held on Wednesday, September 7, 2005 at 10:00 a.m. (Calgary time), at the offices of Bennett Jones LLP, 4500, 855 - 2nd Street S.W., Calgary, Alberta, for the purpose of considering and, if deemed advisable, passing, with or without variation, the Arrangement Resolution approving the Arrangement.

Description of the Arrangement

      On July 9, 2005, GEOCAN and Assure entered into the Arrangement Agreement, as amended and restated on August 2, 2005, a copy of which is attached as Appendix B to this Information Circular. The Arrangement Agreement provides for the implementation of the Plan of Arrangement, a copy of which is attached as
Exhibit 1 to the Arrangement Agreement. The description in this Information Circular of the Arrangement and the Arrangement Agreement is a summary only and is qualified in its entirety by reference to the full text of the Arrangement Agreement and the Plan of Arrangement.

      The following summarizes the events which will occur under the Plan of Arrangement on the Effective Date if all conditions to the implementation of the Arrangement (including obtaining the requisite Court and Assure Securityholder approvals) have been satisfied or waived:

      (a) all of the issued and outstanding Assure Shares, Assure Preferred Shares and Assure Warrants held by Dissenting Securityholders as of the Effective Time shall be deemed to have been transferred to Assure and cancelled and shall cease to be issued and outstanding and, as of the Effective Time, such Dissenting Securityholders shall cease to have any rights as Assure Securityholders, other than the right to be paid the fair value of their Assure Shares, Assure Preferred Shares or Assure Warrants, as the case may be, and the names of such Dissenting Securityholders shall be removed from the register of holders of Assure Shares, Assure Preferred Shares and Assure Warrants, as applicable; and

      (b) all of the issued and outstanding Assure Shares beneficially owned by Assure Shareholders at the Effective Time shall be transferred to GEOCAN, solely in exchange for the issue by GEOCAN, to such Assure Shareholders in respect of such Assure Shares, of fully paid and non-assessable common shares of GEOCAN on the basis of 0.7 of a GEOCAN Share for each Assure Share.

      No fractional GEOCAN Shares will be issued pursuant to the Arrangement. In the event that the conversions contemplated by the Plan of Arrangement would result in an Assure Shareholder being entitled to a fractional GEOCAN Share, the number of GEOCAN Shares to be issued to each such former Assure Shareholder will be rounded up to the next whole number of GEOCAN Shares. In calculating such fractional interests, all Assure Shares held by an Assure Shareholder prior to the Effective Time will be aggregated.

      The respective obligations of GEOCAN and Assure to complete the transactions contemplated by the Plan of Arrangement are subject to a number of conditions which must be satisfied or waived in order for the Arrangement to become effective. If the Arrangement is approved by the Assure Securityholders, the Final Order is obtained, and all of the conditions to completion of the Arrangement are fulfilled or waived, Assure is required to file a copy of the Final Order and the Articles of Arrangement with the Registrar under the ABCA in order to give effect to the Arrangement.

Directors and Officers

      The GEOCAN Board, following the completion of the Arrangement, will be composed of Messrs. Christopher J. Bloomer, Raymond P. Cej, Bradley J. Farris, William C. Guinan, Garry W. Lohuis, Wayne S. Wadley and a nominee of Assure to be named later. The senior officers of GEOCAN following the Arrangement will be composed of the current senior officers of GEOCAN. See "Part III - Information Relating to GEOCAN, Post Arrangement - Directors and Officers of GEOCAN" in this Information Circular.

Benefits of the Arrangement

      The Assure Board and management believes that the Arrangement is in the best interests of the Assure Securityholders and that the Arrangement provides a number of benefits including:

      (a) the combined company will have a larger production base and greater financial resources, enabling it to more effectively undertake and accelerate its oil and natural gas development and exploration opportunities;

      (b) the combined company will have a focused and experienced management team with a strong record for creating shareholder value;

      (c)   the combined company will have increased operating efficiencies;

      (d) the combined company will have increased market capitalization and a wider shareholder base allowing greater access to capital and improved liquidity;

      (e) the combined company will have a stronger balance sheet providing for greater financial flexibility;

      (f) the combined company will have a balanced inventory of exploration and development projects; and

      (g) the transaction provides generally for the tax deferred rollover of Assure Shares into GEOCAN Shares under the Income Tax Act for Assure Shareholders resident in Canada and a tax free disposition of Assure Shares into GEOCAN Shares for Assure Shareholders not resident in Canada. See "Part II - The Arrangement - Certain Canadian Federal Income Tax Considerations" in this Information Circular.

Effect of the Arrangement

      Each Assure Shareholder, other than Dissenting Securityholders, will be deemed to transfer the Assure Shares held by them to GEOCAN in exchange for the applicable number of GEOCAN Shares determined by the Exchange Ratio. Each Assure Preferred Share, other than Assure Preferred Shares held by Dissenting Securityholders, shall remain an Assure Preferred Share. Each Assure Warrant, other than Assure Warrants held by Dissenting Securityholders, will become warrants exercisable into GEOCAN Shares in accordance with the terms of the Assure Warrants. Assure has agreed, in the Arrangement Agreement, to use reasonable commercial efforts to cause the holders of Assure A Warrants and Assure B Warrants to exercise such warrants. Assure and certain Assure Warrantholders may enter into agreements to exercise such warrants whereby the Assure Warrantholder, rather than paying the exercise price and receiving an Assure Share, will receive the in-the-money amount of the Assure Warrant plus a premium for the remaining time value of the Assure Warrant, payable in Assure Shares.

      Assuming there are no Dissenting Securityholders and prior to the exercise of any Assure Warrants, there will be approximately 41,063,171 GEOCAN Shares outstanding after giving effect to the Arrangement, on a non-diluted basis. Current GEOCAN Shareholders will hold approximately 23,961,973 GEOCAN Shares, on a non-diluted basis, immediately following completion of the Arrangement, representing approximately 58% of the issued and outstanding GEOCAN Shares (non-diluted). Current Assure Securityholders will hold approximately 17,101,198 GEOCAN Shares (on a non-diluted basis) immediately following completion of the Arrangement, representing approximately 42% of the issued and outstanding GEOCAN Shares (non-diluted). The foregoing information is approximate due to the rounding of fractional shares pursuant to the Arrangement and the exercise of the Assure Warrants.

      The following graph illustrates the effect of the Arrangement on Assure Securityholders.

                              Prior to Arrangement

   -----------------   -----------------  ------------------  ----------------
   |   GEOCAN       |  |Assure Preferred| |    Assure       | |   Assure      |
   |Securityholders |  |Securityholders | |Securityholders  | |Warrantholders |
   -----------------   -----------------  ------------------  ----------------
            | |                      | |            | |            | |
   ------------------------------      ---------------------------
   |                             |     |                          |
   |       GEOCAN                |     |         Assure           |
   |                             |     |                          |
   ------------------------------      ---------------------------

                           Subsequent to Arrangement

          -----------------  ------------------  ----------------
          |    GEOCAN      | |    Assure       | |   Assure      |
          |Securityholders | |Securityholders  | |Warrantholders |
          -----------------  ------------------  ----------------
               | |                 | |                | |
                    ----------------------------------
                    |                                 |
                    |            GEOCAN               |
                    |                                 |
                    ----------------------------------
                                  | |        -----------------
                                  | |        |Assure Preferred
                                  | |        |Securityholders
                                  | |        -----------------
                                  | |              | |
                        ----------------------------
                        |                           |
                        |         Assure              |
                        |                           |
                        ----------------------------



      See "Part II - The Arrangement - Effect of the Arrangement" in this Information Circular.

The Arrangement Agreement

      GEOCAN and Assure entered into the Arrangement Agreement, which provides for implementation of the Arrangement pursuant to Section 193 of the ABCA. The Arrangement Agreement contains representations and warranties of and from each of GEOCAN and Assure, covenants (including restrictions on interim operations and other matters), and various conditions precedent, with respect to each of Assure and GEOCAN, to the implementation of the Arrangement. See "Part II - The Arrangement - The Arrangement Agreement".

Procedure for the Arrangement to Become Effective

Procedural Steps

      The Arrangement is proposed to be carried out pursuant to Section 193 of the ABCA. The following procedural steps must be taken in order for the Arrangement to become effective:

      (a) the Arrangement must be approved by the Assure Securityholders in the manner set forth in the Interim Order;

      (b)   the Court must grant the Final Order approving the Arrangement;

      (c) all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate party; and

      (d) the Final Order and Articles of Arrangement in the form prescribed by the ABCA must be filed with the Registrar.

Securityholder Approvals

      The Interim Order provides that the Arrangement Resolution is required to be approved by 66 2/3% of all of the votes cast on such resolutions by Assure Securityholders, voting together as a class, present in person or by proxy at the Meeting such that (a) each Assure Shareholder is entitled to one vote for each Assure Share held, (b) each Assure Preferred Shareholder is entitled to one vote for each Assure Preferred Share held, and (c) each Assure Warrantholder is entitled to one vote for each Assure Share such holder would be entitled to receive upon the exercise of the Assure Warrants.

      See "Part II - The Arrangement - Procedure for the Arrangement to Become Effective" in this Information Circular. See also Appendix A to this Information Circular for the full text of the Arrangement Resolution.


Court Approval
      The ABCA provides that the Arrangement requires Court approval. On August 5, 2005 Assure obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. The Interim Order is attached as Appendix C to this Information Circular.

      Subject to the terms of the Arrangement Agreement and to the Arrangement Resolution being approved at the Meeting in the manner required by the Interim Order, Assure will make application to the Court for the Final Order at the Court, 611 - 4th Street S.W., Calgary, Alberta on September 7, 2005 at 1:15 p.m. (Calgary time) or as soon thereafter as counsel may be heard. Any Assure Securityholder or other interested party who wishes to participate in or be represented at the hearing may do so, subject to filing with the Court and serving on Assure, a Notice of Intention to Appear on or before 4:00 p.m. on Thursday, September 1, 2005, together with any evidence or materials which are to be presented to the Court, setting out the Assure Securityholder's or other interested party's address for service and indicating whether such Assure Securityholder or other interested party intends to support or oppose the petition or make submissions. See "Notice of Petition" in this Information Circular. See "Part II - The Arrangement - Procedures for the Arrangement to become Effective - Court Approval".

Regulatory Approvals

      The Arrangement requires approval of certain regulatory authorities. The Arrangement Agreement provides that these approvals are conditions precedent to the Arrangement becoming effective. GEOCAN will make application to such authorities prior to the Effective Date in order to obtain all approvals required in respect of the Arrangement. There can be no assurance that the requisite approvals will be granted on a timely basis or on conditions satisfactory to Assure and GEOCAN. See "Part II - The Arrangement - Procedures for the Arrangement to become Effective - Regulatory Approvals".

Timing

      If the Meeting is held as scheduled and is not adjourned and the other necessary conditions of the Arrangement are satisfied or waived, Assure will apply to the Court for the Final Order approving the Arrangement. If the Final Order is obtained on September 7, 2005 in form and substance satisfactory to GEOCAN and Assure, and all other conditions specified are satisfied or waived, Assure expects the Effective Date of the Arrangement will be September 8, 2005. See "Part II - The Arrangement - Timing".

Fairness Opinion

      The Assure Board retained Haywood Securities as its financial advisors pursuant to an agreement effective April 21, 2005. Pursuant to this agreement, Haywood Securities has considered the fairness, from a financial point of view, of the Arrangement to the Assure Shareholders.

      The Assure Board has received the Fairness Opinion from Haywood Securities, which states that, on the basis of the assumptions and considerations summarized therein and based on the Exchange Ratio, Haywood Securities views the Arrangement as fair, from a financial point of view to the Assure Shareholders.

      See "Part II - The Arrangement - Fairness Opinion" and the Fairness Opinion attached as Appendix H to this Information Circular. The Fairness Opinion should be read carefully and in its entirety.

Recommendation of the Assure Board

      The Assure Board has determined that the Arrangement is in the best interests of Assure and the Assure Securityholders and is fair to the Assure Securityholders and, as such, has authorized the submission of the Arrangement to the Assure Securityholders for approval and to the Court for the Final Order.

      The Assure Board unanimously recommends that Assure Securityholders vote in favour of the Arrangement Resolution. See "Part II - The Arrangement - Recommendation of the Assure Board".

Interests and Intentions of Directors, Officers, Insiders and Significant Securityholders in Matters to be Acted Upon

      As of the date hereof, the directors and officers of Assure, as a group, beneficially own or control, directly or indirectly, or exercise control or direction over, 445,600 (?%) Assure Shares. The directors and officers of Assure have indicated their intention to vote the Assure Shares and Assure Warrants beneficially held or controlled by them in favour of the Arrangement. All of the directors and officers of Assure have entered into the Lockup Agreements requiring them to vote their Assure Securities in favour of the Arrangement. See "Part II - The Arrangement - Interests and Intentions of Directors, Officers, Insiders and Significant Securityholders in Matters to be Acted Upon".

Expenses of The Arrangement

      If completed, all out-of-pocket expenses incurred in connection with the Arrangement, the transactions contemplated thereby, the Meeting and the preparation and mailing of the Information Circular, including legal and accounting fees, printing costs, financial advisor fees and all disbursements by advisors, shall be borne by the party incurring such expenses. See "Part II - The Arrangement - Expenses of the Arrangement".

Stock Exchange Listings

      The Assure Shares are currently quoted on the OTCBB under the symbol "ASURF" and on the Frankfurt Stock Exchange under the symbol "ASL" (WKN 357954). On July 8, 2005, the last trading day prior to the initial date of the announcement of the proposed Arrangement, the closing price of the Assure Shares on the OTCBB was US$0.71 per share. On August 4, 2005, the closing price of the Assure Shares on the OTCBB was $1.07.

      The GEOCAN Shares are listed and posted for trading on the TSX under the symbol "GCA". On July 8, 2005, the last trading day prior to the initial date of the announcement of the proposed Arrangement, the closing price of the GEOCAN Shares on the TSX was $1.52 per share. On August 4, 2005, the closing price of the GEOCAN Shares on the TSX was $1.97.

      It is a condition to the completion of the Arrangement that the TSX shall have approved the listing of the GEOCAN Shares. Application has been made to list the GEOCAN Shares issued to Assure Shareholders and Assure Warrantholders on the TSX. See "Part II - The Arrangement - Stock Exchange Listings".

Certain Canadian Federal Income Tax Consequences

      Generally, unless an Assure Shareholder chooses to recognize a gain or loss on the exchange of Assure Shares for GEOCAN Shares under the Arrangement, no capital gain or capital loss will result. See "Part II - The Arrangement - Certain Canadian Federal Income Tax Consequences".

Right of Dissent

      Pursuant to the Interim Order, registered Assure Securityholders have been granted the right to dissent in respect of the Arrangement Resolution, and, if the Arrangement becomes effective, to be paid the fair value of their securities in accordance with the provisions of Section 191 of the ABCA, as modified by the Interim Order. To exercise such right, Assure must receive from the Dissenting Securityholder a written objection to the Arrangement Resolution, delivered to Assure, c/o Bennett Jones LLP, 4500 Bankers Hall East, 855 - 2nd Street S.W., Calgary, Alberta, T2P 4K7, Attention: Mr. Ken Lenz, by 5:00 p.m. (Calgary time) two Business Days before the Meeting, and the Dissenting Securityholder must otherwise comply with Section 191 of the ABCA, as modified by the Interim Order. See Appendices C and G to this Information Circular for a copy of the Interim Order and the provisions of Section 191 of the ABCA, respectively.


      The statutory provisions covering the Dissent Rights are technical and complex. Failure to strictly comply with any of the requirements set forth in
Section 191 of the ABCA, as modified by the Interim Order, may result in the loss of the Dissent Rights. Beneficial Holders whose Assure Securities are registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of such securities are entitled to dissent. Accordingly, a Beneficial Holder desiring to exercise dissent rights must make arrangements for the Assure Securities beneficially owned by such Beneficial Holder to be registered in his or her name prior to the time the written objection to the Arrangement Resolution is required to be received by Assure, or alternatively, make arrangements for the registered holder of his or her Assure Securities to dissent on his or her behalf. Pursuant to the Interim Order, an Assure Securityholder that exercises the Dissent Rights may not exercise the Dissent Rights in respect of only a portion of such holder's securities. See "Part II - The Arrangement - Right of Dissent" in this Information Circular.

         It is a condition to the Arrangement that Assure Securityholders of not more than 10% of the aggregate of the outstanding Assure Shares, Assure Preferred Shares and Assure Warrants shall have exercised rights of dissent in respect to the Arrangement.

Selected Financial Information

      The following tables set out certain financial information for GEOCAN and Assure and certain unaudited pro-forma combined financial information for GEOCAN and Assure as at and for the three months ended March 31, 2005 after giving effect to the Arrangement from January 1, 2005 and as at and for the financial year ended December 31, 2004 after giving effect to the Arrangement from January 1, 2004. The following information should be read in conjunction with the GEOCAN Financial Statements and Assure Financial Statements set forth or incorporated by reference in Appendix D and Appendix E to this Information Circular, respectively, and the Pro-forma Combined Financial Statements set forth in Appendix F to this Information Circular. See "Part III - Information Relating to GEOCAN, Post-Arrangement - Selected Financial Information".

                                                          For the Three Months Ended March 31, 2005

                                                 Assure                    GEOCAN               Pro-forma Combined
                                                   (M$)                     (M$)                     (M$)
                                              ---------------------   ---------------------    ---------------------
Net petroleum and natural gas revenue(1)....       2,741                    5,841                    8,582
Net income (loss)(2)........................       (850)                    (245)                   (1,639)
Net income (loss) per Common Share ($)
Basic and diluted...........................      (0.04)                   (0.01)                   (0.04)

Total Assets(3).............................      43,405                   42,963                   112,178
Total Debt and Working Capital                    15,088                   13,903                   35,481
Deficiency..................................
Dividends Declared(4).......................        35                        -                       35

                                                           For the Year Ended December 31, 2004

                                                 Assure                    GEOCAN               Pro-forma Combined
                                                   (M$)                     (M$)                     (M$)
                                              ---------------------   ---------------------    ---------------------
Net petroleum and natural gas revenue(1)....      15,976                   16,789                   30,638
Net income (loss)(2)........................      (3,663)                  (1,155)                  (8,437)
Net income (loss) per Common Share ($)
Basic and diluted...........................      (0.18)                   (0.07)                   (0.24)

Total Assets(3).............................      39,082                   38,000                      -
Total Debt and Working Capital                    17,241                    9,450                      -
Deficiency..................................
Dividends Declared(4).......................        227                       -                       227

Note:
(1) See Note 3(a) of the Pro-Forma income statement for the year ended December 31, 2004 attached hereto as Appendix F. The Pro-forma Combined Net Petroleum and natural gas revenue amounts exclude operating results from the Chestermere property.

(2) See Note 3(b-d) of the Pro-Forma income statement for the year ended December 31, 2004 and Note 4(a-b) of the Pro-Forma income statement for the three months ended March 31, 2005 attached hereto as Appendix F. The Pro-forma Combined amounts for the Net loss include adjustments to record depletion on the fair value of assets acquired, eliminate minority interest previously recorded and record additional future income tax recoveries.

(3) See Note 2(a) of the Pro-Forma consolidated balance sheet as at March 31, 2005 and December 31, 2004 attached hereto as Appendix F. The Pro-forma Combined Total Assets amounts include adjustments to record the excess of the fair value over book value of assets acquired from Assure.
(4) For the three months ended March 31, 2005, Assure paid a dividend on the Assure Preferred Shares of $35,000. For the year ended December 31, 2004, Assure paid a dividend on the Assure Preferred Shares of $227,000.

     Selected Reserves and Operational Information

      It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the constant prices and costs assumptions and forecast prices and costs assumptions will be attained and variances could be material. The recovery and reserve estimates of the Corporation's crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and natural gas liquid reserves may be greater than or less than the estimates provided herein.

      The following table sets forth certain reserves information for GEOCAN and Assure and pro-forma combined reserves information for GEOCAN and Assure, for the year ended December 31, 2004 after giving effect to the Arrangement from January 1, 2004. The following information should be read in conjunction with the information contained in Appendix D and Appendix E to this Information Circular. See "Part III - Information Relating to GEOCAN, Post-Arrangement - Selected Reserves and Operational Information".

                                                            For the Year Ended December 31, 2004
  Forecast Prices and Costs(1)                     Assure                  GEOCAN         Pro-forma Combined(2)(3)
                                              ---------------------   ---------------------    ---------------------
  Gross Reserves (Mboe)
     Proved................................         2,372                  2,556                    4,928
     Probable..............................         1,446                  1,476                    2,922
     Total.................................         3,818                  4,032                    7,850
  Net Reserves (Mboe)
     Proved................................         1,915                  2,203                    4,118
     Probable..............................         1,149                  1,284                    2,433
     Total.................................         3,064                  3,487                    6,551

                                                            For the Year Ended December 31, 2004
  Constant Prices and Costs(1)                     Assure                  GEOCAN         Pro-forma Combined(2)(3)
                                              ---------------------   ---------------------    ---------------------
  Gross Reserves (Mboe)
     Proved................................         2,323                  2,159                    4,482
     Probable..............................         1,372                  1,268                    2,640
     Total.................................         3,695                  3,427                    7,122
  Net Reserves (Mboe)
     Proved................................         1,873                  1,926                    3,799
     Probable..............................         1,088                  1,138                    2,226
     Total.................................         2,961                  3,064                    6,025

      The following table sets forth the net present value of future net revenue, before deducting income taxes and discounted at 10%, derived from the reserves of GEOCAN and Assure for GEOCAN and Assure, and pro-forma combined net present value of future net revenues before deducting income taxes, for the year ended December 31, 2004, after giving effect to the Arrangement as at January 1, 2004. The following information should be read in conjunction with the information contained in Appendix D and Appendix E to this Information Circular.

                                                            For the Year Ended December 31, 2004
                                                   Assure                  GEOCAN                Pro-forma Combined
                                              ---------------------   ---------------------    ---------------------
  Forecast Prices and Costs(1)                      (M$)                    (M$)                 (M$)(2)(3)
     Proved................................        23,616                 29,401                  53,017
     Probable..............................        12,623                 11,494                  24,117
     Total.................................        36,239                 40,895                  77,134

                                                            For the Year Ended December 31, 2004
                                                   Assure                  GEOCAN            Pro-forma Combined
                                              ---------------------   ---------------------    ---------------------
  Constant Prices and Costs(1)                      (M$)                   (M$)                 (M$)(2)(3)
     Proved................................        20,872                 16,956                  37,828
     Probable..............................        13,881                  6,701                   20,582
     Total.................................        34,753                 23,657                  58,410

         The following table sets forth certain operational information for GEOCAN and Assure and pro-forma combined operational information for GEOCAN and Assure for the three months ended March 31, 2005, after giving effect to the Arrangement, as at January 1, 2005. The following information should be read in conjunction with the information contained in Appendix D and Appendix E to this Information Circular.

                                                    Assure                   GEOCAN         Pro-forma Combined(2)(4)
                                              ---------------------   ---------------------    ---------------------
Average daily production
   Oil & NGLs - bbls/d.....................           488                  1,921                    2,409
   Natural gas - Mcf.......................         1,926                  1,812                    3,738
   Combined boe/d @ 6:1....................           809                  2,223                    3,032

Average prices
   Oil & NGLs ($/bbls).....................         38.22                  26.01                    30.04
   Natural gas ($/Mcf).....................          6.12                   7.27                     6.89
   Combined ($/boe)........................         37.63                  29.35                    32.08

Notes:
(1) All pricing information for constant and forecast prices and costs and other pricing assumptions relating to GEOCAN and Assure are included in Appendices D and E to this Information Circular, respectively.

(2) Pro-Forma combined reserves information is calculated solely by combining the reserves of Assure and GEOCAN. No adjustments have been made to reflect synergies or efficiencies resulting from the Arrangement or for Saskatchewan capital tax or abandonment costs, neither of which have been applied in the case of GEOCAN. Actual reserves information of GEOCAN subsequent to the Arrangement may be materially different from these figures and readers are cautioned not to place undue reliance on such information.

(3) Assure disposed of producing properties in the Chestermere area of Alberta in early January 2005. Assure's working interest proved and proved plus probable reserves as estimated by Sproule for this property as of December 31, 2004 was 417 Mboe and 659 Mboe, respectively.

(4) Pro-Forma combined average prices information reflects a weighted average percentage of approximately one third Assure and two-thirds GEOCAN. Actual prices of GEOCAN subsequent to the Arrangement may be materially different from these figures. The Assure Securityholders are advised to avoid placing undue reliance on these figures.

      GEOCAN has provided the information contained in this Information Circular concerning GEOCAN and its businesses, including its financial information and financial statements. Assure assumes no responsibility for the accuracy or completeness of such information, nor for any omission on the part of GEOCAN of facts or events which may affect the accuracy of such information.

      GEOCAN and Assure are, and GEOCAN will be, subject to certain risks that should be carefully considered. These risks include volatility of commodity prices, operational risks, and an inability to replace reserves. See "Part III - Information Relating to GEOCAN, Post-Arrangement - Risk Factors" in the Information Circular and "Risk Factors" in Appendices D & E attached hereto.

                         PART I - GENERAL PROXY MATTERS
Purpose of Solicitation


      This Information Circular is provided in connection with the solicitation of proxies by the management of Assure for use at the Meeting to be held at the offices of Bennett Jones LLP, 4500, 855 - 2nd Street S.W., Calgary, Alberta, on Wednesday, September 7, 2005 at 10:00 a.m. (Calgary time) and at any adjournments thereof, for the purposes set forth in the Notice of Meeting accompanying this Information Circular.

      Information contained herein is given as of August 5, 2005 unless otherwise specifically stated. All sums are expressed in Canadian dollars unless otherwise indicated.

Solicitation and Revocation of Proxies


      It is expected that the solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone, facsimile transmission or other electronic means by the directors, officers or employees of Assure. No remuneration will be paid to any person for soliciting proxies, but Assure may, upon request, pay to brokerage firms, fiduciaries or other persons holding Assure Securities in their name for others, the charges incurred for distributing the form of proxy ("Form of Proxy") to those persons for whom they hold Assure Securities. The cost of any such solicitation will be borne by Assure.

      The Form of Proxy is solicited by and on behalf of the management of Assure. Harvey Lalach, President and Chief Executive Officer of Assure and, alternatively, Colin McNeil, Director of Assure, are named as proxies in the enclosed Form of Proxy for Assure Securityholders at the Meeting.

      An Assure Securityholder submitting a proxy has the right to appoint a nominee (who need not be an Assure Securityholder) to represent him or her at the Meeting other than the persons designated by management in the enclosed Form of Proxy, by inserting the name of the Assure Securityholder's chosen nominee in the space provided for that purpose on the applicable enclosed Form of Proxy, and by striking out the names of the management designees printed thereon or by completing another proper instrument of proxy. Such Assure Securityholder should notify the nominee of the appointment, obtain the nominee's consent to act as proxy and instruct the nominee as to how the Assure Securityholder's Assure Shares, Assure Preferred Shares or Assure Warrants are to be voted.

      A Form of Proxy will not be valid for the Meeting or any adjournments thereof unless it is in writing and signed by the Assure Securityholder or by his or her attorney authorized in writing or, if the Assure Securityholder is a corporation, by a duly authorized officer or attorney of such corporation, and forwarded so it reaches or is deposited with Continental, 17 Battery Place, New York, NY 10004, not later than twenty-four hours (excluding Saturdays, Sundays and statutory holidays) prior to the time fixed for the Meeting, or any adjournments thereof.

      An Assure Securityholder who has submitted a proxy may revoke it at any time prior to the exercise of that proxy. If a person who has given a proxy attends personally at the Meeting such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Assure Securityholder or his or her attorney authorized in writing or, if the Assure Securityholder is a corporation, by a duly authorized officer or attorney of such corporation, and deposited either at the head office of Assure at any time up to 4:30 p.m. (Calgary time) on the last Business Day before the day of the Meeting, or with the Chairman of the Meeting on the day of the Meeting, and upon either of such deposits, the proxy is revoked. An Assure Securityholder who revokes his or her proxy and does not replace it with another that is deposited with Continental at least twenty-four hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting may not vote his or her Assure Securities in any manner at the Meeting.

Voting Shares and Principal Holders Thereof

      The Assure Board has fixed August 2, 2005 as the record date for the determination of Assure Securityholders entitled to receive notice of the Meeting. Assure Shareholders and Assure Preferred Shareholders of record on that date are entitled to receive notice of and attend the Meeting and to vote thereat on the basis of one vote for each Assure Share and Assure Preferred Shares held, except to the extent that: (i) a registered Assure Shareholder or Assure Preferred Shareholder has transferred the ownership of any Assure Shares or Assure Preferred Shares subsequent to such date; and (ii) the transferee of those Assure Shares or Assure Preferred Shares produces properly endorsed share certificates, or otherwise establishes that he or she owns such shares and demands, not later than ten days before the Meeting, that his or her name be included on the list of the Assure Securityholders entitled to vote at the Meeting, in which case the transferee shall be entitled to vote such Assure Shares or Assure Preferred Shares at the Meeting. Assure Warrantholders of record on the record date are entitled to receive notice of and attend the Meeting and to vote thereat, together with the Assure Shareholders, on the basis of one vote for each Assure Share such holder would be entitled to receive upon the valid exercise of the Assure Warrants. As at the date hereof, there were issued and outstanding 24,430,284 Assure Shares, 22,750 Assure Preferred Shares (consisting of 17,500 Series A Shares and 5,250 Series B Shares) and 8,906,700 Assure Warrants. For the principal holders of Assure Securities, see "Principal Shareholders" in Appendix E to this Information Circular.

      Pursuant to the by-laws of Assure, as modified by the Interim Order, business may be transacted at the Meeting if there are not less than two persons present at the Meeting, holding or representing not less than 10% of the Assure Securities entitled to be voted at the Meeting. The Interim Order provides that if no quorum is present within thirty minutes of the appointed time for the Meeting, the Meeting shall stand adjourned to a date, as determined by the Chairman of the Meeting, which is not less than seven days and not more than thirty days after the Meeting. The Interim Order also provides that at such adjourned Meeting, those persons present in person or by proxy and entitled to vote at such Meeting will constitute a quorum at such adjourned Meeting.

Advice to Beneficial Holders of Assure Shares


      The information set forth in this section is of significant importance to a substantial number of Assure Shareholders who do not hold their Assure Shares in their own name. Assure Shareholders who do not hold their Assure Shares in their own name should note that only proxies deposited by Assure Shareholders whose names appear on the records of Assure as the registered holders of Assure Shares can be recognized and acted upon at the Meeting. If Assure Shares are listed in an account statement provided to an Assure Shareholder by a broker, then in almost all cases those Assure Shares will not be registered in such Assure Shareholder's name on the records of Assure. Such Assure Shares will more likely be registered under the name of the Assure Shareholder's broker or an agent of that broker. In Canada, the vast majority of such Assure Shares are registered in the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which company acts as a nominee for many Canadian brokerage firms. Assure Shares held by brokers or their nominees can only be voted for or against resolutions upon the instructions of the Beneficial Holder. Without specific instructions, brokers/nominees are prohibited from voting Assure Shares for their clients. Assure does not know for whose benefit the Assure Shares registered in the name of CDS & Co. are held.

      Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Holders in advance of securityholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Holders in order to ensure that their Assure Shares are voted at the Meeting. The purpose of a form of proxy supplied to a Beneficial Holder by its broker is limited to instructing the broker how to vote on behalf of the Beneficial Holder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP. ADP typically mails a scannable Voting Instruction Form in lieu of the Form of Proxy issued by Assure. Beneficial Holders are requested to complete and return the Voting Instruction Form to ADP by mail or facsimile. Alternatively, Beneficial Holders can call a toll-free telephone number or access ADP's dedicated voting website at www.proxyvotecanada.com to deliver their voting instructions and vote the Assure Shares held by them. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Assure Shares to be represented at the Meeting. A Beneficial Holder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Assure Shares directly at the Meeting as the Voting Instruction Form must be returned as directed by ADP well in advance of the Meeting in order to have the Assure Shares voted. Beneficial Holders who receive forms of proxies or voting materials from organizations other than ADP should complete and return such forms of proxies or voting materials in accordance with the instructions on such materials in order to properly vote their Assure Shares at the Meeting.

Voting of Proxies


      The persons named in the enclosed Form of Proxy will, if the instructions are clear, vote the Assure Shares, Assure Preferred Shares or Assure Warrants represented by that Form of Proxy and, where the Assure Securityholders specify a choice with respect to any matter to be acted upon, the Assure Shares, Assure Preferred Shares or Assure Warrants will be voted on in accordance with the specification so made.

      In the absence of such specification, the Assure Shares, Assure Preferred Shares or Assure Warrants represented by this Form of Proxy will be voted in favour of the matters to be acted upon as set out herein. The persons appointed under the Form of Proxy furnished by Assure are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Form of Proxy and Notice of Meeting and with respect to any other matters which may properly be brought before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting, it is the intention of the persons designated in the enclosed Form of Proxy to vote in accordance with their best judgement on such matter or business. At the time of printing this Information Circular, Assure knows of no such amendment, variation or other matter.


                            PART II - THE ARRANGEMENT

Background to the Arrangement

      On June 17, 2005, Assure and GEOCAN signed a letter of intent, which was amended by a letter agreement dated June 29, 2005, to negotiate a formal agreement to effect the business combination of Assure and GEOCAN by means of a share exchange on the basis of the Exchange Ratio. Pursuant to the letter of intent it was agreed that the acquisition would be structured in the most advantageous manner for both parties, giving consideration to tax and regulatory implications. The letter of intent provided that the formal agreement was subject to the completion of due diligence, the good faith negotiation of a definitive arrangement and certain exclusivity and confidentiality arrangements. The parties announced the Arrangement Agreement on July 11, 2005.

      The Assure Board retained Haywood Securities as its financial advisor pursuant to an agreement effective April 21, 2005. Pursuant to this agreement, Haywood Securities agreed to consider the fairness, from a financial point of view, of the Arrangement to the Assure Shareholders. GEOCAN and Assure, with the assistance of their respective legal and financial advisors, proceeded to negotiate the terms of the Arrangement Agreement.

      Haywood Securities has advised the Assure Board that it would be in a position to provide the Fairness Opinion. The Assure Board has determined that the proposed Arrangement is in the best interests of Assure and the Assure Securityholders, has resolved to recommend that Assure Securityholders vote in favour of the Arrangement Resolution and has authorized the negotiation, entering into and execution of the Arrangement Agreement.

      On July 9, 2005, the parties executed the Arrangement Agreement and announced the definitive terms of the proposed transaction. On August 2, 2005, the parties executed the amended and restated Arrangement Agreement. On August 5, 2005, the Assure Board approved the Information Circular and the application to the Court for the Interim Order.

Description of the Arrangement


      On July 9, 2005, GEOCAN and Assure entered into the Arrangement Agreement, a copy of which is attached as Appendix B to this Information Circular. GEOCAN and Assure entered into an amended and restated Arrangement Agreement on August 2, 2005, which agreement is effective as of July 8, 2005. The Arrangement Agreement provides for the implementation of the Plan of Arrangement, a copy of which is attached as Exhibit 1 to the Arrangement Agreement. The description in this Information Circular of the Arrangement and the Arrangement Agreement is a summary only and is qualified in its entirety by reference to the full text of the Arrangement Agreement and the Plan of Arrangement.

      The following summarizes the events which will occur under the Plan of Arrangement on the Effective Date if all conditions to the implementation of the Arrangement (including obtaining the requisite Court and Assure Securityholder approvals) have been satisfied or waived:

      (a) all of the issued and outstanding Assure Shares, Assure Preferred Shares and Assure Warrants held by Dissenting Securityholders as of the Effective Time shall be deemed to have been transferred to Assure and cancelled and shall cease to be issued and outstanding and, as of the Effective Time, such Dissenting Securityholders shall cease to have any rights as Assure Securityholders, other than the right to be paid the fair value of their Assure Shares, Assure Preferred Shares or Assure Warrants, as the case may be, and the names of such Dissenting Securityholders shall be removed from the register of holders of Assure Shares, Assure Preferred Shares and Assure Warrants, as applicable; and

      (b) all of the issued and outstanding Assure Shares beneficially owned by Assure Shareholders at the Effective Time shall be transferred to GEOCAN, solely in exchange for the issue by GEOCAN, to such Assure Shareholders in respect of such Assure Shares, of GEOCAN on the basis of 0.7 of a GEOCAN Share for each Assure Share.

      No fractional GEOCAN Shares will be issued pursuant to the Arrangement. In the event that the conversions contemplated by the Plan of Arrangement would result in an Assure Shareholder being entitled to a fractional GEOCAN Share, the number of GEOCAN Shares to be issued to each such former Assure Shareholder will be rounded up to the next whole number of GEOCAN Shares. In calculating such fractional interests, all Assure Shares held by Assure Shareholders prior to the Effective Time will be aggregated.

      The respective obligations of GEOCAN and Assure to complete the transactions contemplated by the Plan of Arrangement are subject to a number of conditions which must be satisfied or waived in order for the Arrangement to become effective. If the Arrangement is approved by the Assure Securityholders, the Final Order is obtained, and all of the conditions to completion of the Arrangement are fulfilled or waived, Assure is required to file a copy of the Final Order and the Articles of Arrangement with the Registrar under the ABCA in order to give effect to the Arrangement.

Directors and Officers

      The GEOCAN Board, following the completion of the Arrangement, will be composed of Christopher J. Bloomer, Raymond P. Cej, Bradley J. Farris, William
C. Guinan, Garry W. Lohuis, Wayne S. Wadley and a nominee of Assure to be named later. The senior officers of GEOCAN, following the Arrangement, will be composed of the current senior officers of GEOCAN. See "Part III - Information Relating to GEOCAN, Post Arrangement - Directors and Officers of GEOCAN" in this Information Circular.

Benefits of the Arrangement


         The Assure Board believes that the Arrangement is in the best interests of the Assure Securityholders and that the Arrangement provides a number of benefits including:

      (a) the combined company will have a larger production base and greater financial resources, enabling it to more effectively undertake and accelerate its oil and natural gas development and exploration opportunities;

      (b) the combined company will have a focused and experienced management team with a strong record for creating shareholder value;

      (c)   the combined company will have increased operating efficiencies;

      (d) the combined company will have increased market capitalization and a wider shareholder base allowing greater access to capital and improved liquidity;

      (e) the combined company will have a stronger balance sheet providing for greater financial flexibility;

      (f) the combined company will have a well balanced inventory of exploration and development projects; and

      (g) the transaction provides generally for the tax deferred rollover of Assure Shares into GEOCAN Shares under the Income Tax Act for Assure Shareholders resident in Canada and a tax free disposition of Assure Shares into GEOCAN Shares for Assure Shareholders not resident in Canada. See "Part II - The Arrangement - Certain Canadian Federal Income Tax Considerations" in this Information Circular.

Effect of the Arrangement


      Each Assure Shareholder, other than Dissenting Securityholders, will be deemed to transfer the Assure Shares held by them to GEOCAN in exchange for the applicable number of GEOCAN Shares determined by the Exchange Ratio. Each Assure Preferred Share, other than Assure Preferred Shares held by Dissenting Securityholders, shall remain an Assure Preferred Share. Each Assure Warrant, other than Assure Warrants held by Dissenting Securityholders, will become warrants exercisable into GEOCAN Shares in accordance with the terms of the Assure Warrants. Assure has agreed, in the Arrangement Agreement, to use reasonable commercial efforts to cause the holders of Assure A Warrants and Assure B Warrants to exercise such warrants. Assure and certain Assure Warrantholders may enter into agreements to exercise such warrants whereby the Assure Warrantholder, rather than paying the exercise price and receiving an Assure Share, will receive the in-the-money amount of the Assure Warrant plus a premium for the remaining time value of the Assure Warrant, payable in Assure Shares.

      Assuming there are no Dissenting Securityholders and prior to the exercise of any Assure Warrants, there will be approximately 41,063,171 GEOCAN Shares outstanding after giving effect to the Arrangement, on a non-diluted basis. Current GEOCAN Shareholders will hold approximately 23,961,973 GEOCAN Shares, on a non-diluted basis, immediately following completion of the Arrangement, representing approximately 58% of the issued and outstanding GEOCAN Shares (non-diluted). Current Assure Securityholders will hold approximately 17,101,198 GEOCAN Shares (on a non-diluted basis) immediately following completion of the Arrangement, representing approximately 42% of the issued and outstanding GEOCAN Shares (non-diluted). The foregoing information is approximate due to the rounding of fractional shares pursuant to the Arrangement and the exercise of the Assure Warrants.

      The following graph illustrates the effect of the Arrangement on Assure Securityholders.

                              Prior to Arrangement
   -----------------   -----------------  ------------------  ----------------
   |   GEOCAN       |  |Assure Preferred| |    Assure       | |   Assure      |
   |Securityholders |  |Securityholders | |Securityholders  | |Warrantholders |
   -----------------   -----------------  ------------------  ----------------
            | |                      | |            | |            | |
   ------------------------------      ---------------------------
   |                             |     |                          |
   |       GEOCAN                |     |         Assure           |
   |                             |     |                          |
   ------------------------------      ---------------------------


                           Subsequent to Arrangement
          -----------------  ------------------  ----------------
          |    GEOCAN      | |    Assure       | |   Assure      |
          |Securityholders | |Securityholders  | |Warrantholders |
          -----------------  ------------------  ----------------
               | |                 | |                | |
                    ----------------------------------
                    |                                 |
                    |            GEOCAN               |
                    |                                 |
                    ----------------------------------
                                  | |        -----------------
                                  | |        |Assure Preferred
                                  | |        |Securityholders
                                  | |        -----------------
                                  | |              | |
                        ----------------------------
                        |                           |
                        |         Assure              |
                        |                           |
                        ----------------------------

      See "Part II - The Arrangement - Effect of the Arrangement" in this Information Circular.

The Arrangement Agreement

      GEOCAN and Assure entered into the Arrangement Agreement, which provides for the implementation of the Arrangement pursuant to Section 193 of the ABCA. The Arrangement Agreement contains representations and warranties of and from each of GEOCAN and Assure, covenants (including restrictions on interim operations and other matters), and various conditions precedent, with respect to each of Assure and GEOCAN, to the implementation of the Arrangement.

Conditions to the Arrangement

      The respective obligations of GEOCAN and Assure to complete the transactions contemplated by the Arrangement Agreement are subject to a number of conditions, which must be satisfied or waived in order for the Arrangement to become effective. These conditions are provided in the Arrangement Agreement and include the following:

      (a)   Mutual Conditions

The obligations of GEOCAN and Assure to complete the Arrangement are subject to fulfillment of the following conditions precedent on or before the Effective
                 Date or such other time as is specified below:

            (i) the Interim Order shall have been granted in form and substance satisfactory to GEOCAN and Assure, acting reasonably, on or before August 18, 2005 and shall not have been set aside or modified in a manner unacceptable to such parties acting reasonably, on appeal or otherwise;

            (ii) a special resolution or resolutions approving the Arrangement shall have been passed by the Assure Securityholders as may be required pursuant to the Interim Order and any applicable regulatory requirements on or before October 5, 2005, subject to an extension of up to 20 days pursuant to Section 10.4 of the Arrangement Agreement, in form and substance satisfactory to each of GEOCAN and Assure, each acting reasonably;

            (iii) on or before October 5, 2005, subject to an extension of up to
                  20 days pursuant to Section 10.4 of the Arrangement Agreement, the Final Order shall have been granted in form and substance satisfactory to GEOCAN and Assure, each acting reasonably;

            (iv) the Arrangement shall have become effective on or before October 6, 2005, subject to an extension of up to 20 days pursuant to Section 10.4 of the Arrangement Agreement;

            (v) the Articles of Arrangement relating to the Arrangement shall be in form and substance satisfactory to GEOCAN and Assure, each acting reasonably;

            (vi) there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

                  (A) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other material transactions contemplated herein; or

                  (B) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein;

            (vii) all requisite domestic and foreign regulatory approvals and consents, necessary in connection with the transactions contemplated hereby including, without limitation, those under the Investment Canada Act and of the TSX to the issuance of the GEOCAN Shares to be issued under the Arrangement and those of the SEC shall have been obtained on terms and conditions satisfactory to GEOCAN and Assure, each acting reasonably, and all applicable domestic and foreign statutory or regulatory waiting periods to the transactions contemplated under the Arrangement shall have expired or been terminated, and no objection or opposition shall have been filed, initiated or made by any regulatory authority during any applicable statutory or regulatory period;

            (viii) except, in the case of (i) below for those disclosed in writing to GEOCAN or Assure, as the case may be, no act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court or tribunal or government agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, and no law, regulation or policy shall have been proposed, enacted, promulgated or applied:

                  (A) which has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations or conditions on the Arrangement; or

                  (B) which would have a Material Adverse Effect on GEOCAN or Assure;

            (ix) there shall not have occurred any actual or threatened change (including any proposal by the Minister of Finance (Canada) to amend the Income Tax Act (Canada) or any announcement, governmental or regulatory initiative, condition, event or development involving a change or a prospective change) that, in the sole judgment of GEOCAN or Assure, acting reasonably, directly or indirectly, has or may have material adverse significance with respect to the business or operations of either of GEOCAN or Assure, in which either of them has a material interest or with respect to the regulatory regime applicable to their respective business and operations;

            (x) all third parties consents, including, without limitation, consent of lenders to GEOCAN or Assure, required in connection with the matters contemplated by the Arrangement Agreement and the Arrangement shall have been obtained; and

            (xi) if applicable, the relevant waiting period in section 123 of the Competition Act (Canada) shall have expired and: (i) an advance ruling certificate ("ARC") pursuant to section 102 of the Competition Act shall have been issued by the Commissioner of the Competition Bureau ("Commissioner") appointed under the Competition Act (Canada); or (ii) a "no action letter" satisfactory to each of GEOCAN and Assure, acting reasonably, indicating that the Commissioner has determined not to make an application for an order under section 92 of the Competition Act (Canada) shall have been received from the Commissioner, and any terms and conditions attached to any such letter shall be acceptable to each of GEOCAN and Assure, acting reasonably; and in addition, in the event that the ARC or "no action" letter described in (i) or (ii) in the foregoing is issued, there shall be no threatened or actual application by the Commissioner for an order under section 92 or 100 of the Competition Act (Canada).

The foregoing conditions are for the mutual benefit of GEOCAN and Assure and may be waived, in whole or in part, by GEOCAN and Assure together, at any time. Subject to Section 10.4 of the Arrangement Agreement, if any of the conditions precedent set forth in this Article shall not be complied with or waived as aforesaid on or before the date required for the performance thereof, GEOCAN or Assure may, in addition to the other remedies they may have at law or in equity, rescind and terminate the Arrangement Agreement by written notice to the other party.

      (b) GEOCAN Conditions

The obligations of GEOCAN to complete the Arrangement are subject to fulfillment of the following conditions precedent on or before the Effective Date:

            (i)   the representations and warranties made by Assure in Section
                  6.1 of the Arrangement Agreement shall be true as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak to a particular date and except, in the case of Section 6.1(e) of the Arrangement Agreement, to the extent the number of Assure Shares, Assure Preferred Shares and Assure Warrants has changed as a result of the exercise of such warrants prior to the Effective Date) except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect on Assure and Assure shall have provided to GEOCAN a certificate of an officer of Assure certifying (to the best of his knowledge and not in his personal capacity) as to such matters on the Effective Date;

            (ii)  Assure shall have furnished GEOCAN with:

                  (A) certified copies of the resolutions duly passed by the board of directors of Assure approving the Arrangement Agreement and the consummation of the transactions contemplated thereby and directing the submission of the Arrangement for approval at the Assure Meeting and recommending that Assure Securityholders vote in favour of the Arrangement; and

                  (B) certified copies of the special resolution of Assure Securityholders, duly passed at the Assure Meeting, approving the Arrangement in accordance with the Interim Order;

            (iii) Assure shall have complied in all material respects with its covenants in the Arrangement Agreement and Assure shall have provided to GEOCAN a certificate of an officer certifying (to the best of his knowledge and not in his personal capacity) as to such compliance;

            (iv) not more than 500,000 Assure A Warrants and not more than 1,200,000 Assure B Warrants shall remain outstanding;

            (v) GEOCAN shall be satisfied that, immediately after the Effective Date, there will not be outstanding any securities exercisable or convertible into Assure Shares;

            (vi) the aggregate number of Assure Securities held by Assure Securityholders exercising their right to dissent shall not exceed an amount equal to 10% of the aggregate of the outstanding Assure Shares, Assure Preferred Shares and Assure Warrants;

            (vii) resignations, on or prior to the Effective Date, of all of
                  Assure's directors, officers, employees and consultants shall have been delivered (in the case of directors, in a manner which allows for the orderly replacement of directors);

            (viii) releases by Assure's directors and officers of Assure and
                  GEOCAN, which shall include normal course exceptions respecting any statutory or contractual indemnities by Assure of such parties, shall have been delivered;

            (ix) no lawsuits, claims or regulatory proceedings shall be pending, threatened or in existence that would prevent or effect in a materially adverse manner GEOCAN's ownership or operation of all or a material portion of Assure's business or assets or impose any limitations on GEOCAN's exercise of full ownership rights of the Assure Shares;

            (x) the board of directors of Assure shall not have withdrawn, modified or changed any of its recommendations, approvals, resolutions or determinations referred to in Section 6.1(u) of the Arrangement Agreement in a manner materially adverse to GEOCAN or to the completion of the Arrangement;

            (xi) there shall not have occurred any Material Adverse Change in respect of Assure;

            (xii) the Assure Preferred Share Waiver shall have been delivered;
                  and

            (xiii) GEOCAN shall have received an opinion of legal counsel dated as of the Effective Date, in respect of such matters related to the transactions contemplated by the Arrangement Agreement and the Arrangement as may be reasonably be requested by GEOCAN.

GEOCAN shall be entitled to terminate the Arrangement Agreement by written notice at any time after July 18, 2005 if Lockup Agreements have not been executed and delivered to GEOCAN by each of the current directors and officers of Assure.

The foregoing conditions precedent are for the benefit of GEOCAN and may be waived, in whole or in part, by GEOCAN in writing at any time. Subject to
Section 10.4 of the Arrangement Agreement, if any of the conditions precedent set forth herein shall not be complied with or waived by GEOCAN on or before the date required for the performance thereof, GEOCAN may, in addition to the other remedies they may have at law or equity, rescind and terminate the Arrangement Agreement by written notice to Assure.

      (c) Assure Conditions

                  The obligation of Assure to complete the Arrangement is subject to the fulfillment of the following conditions precedent on or before the Effective Date:

            (i)   the representations and warranties made by GEOCAN in Section
                  7.1 of the Arrangement Agreement shall be true as of the Effective Date as if made on and as of such date (except to the extent such representation and warranty speaks as of a particular date) except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect on GEOCAN and GEOCAN shall have provided to Assure a certificate of an officer of GEOCAN certifying (to the best of his knowledge and not in his personal capacity) as to such matters on the Effective Date;

            (ii) GEOCAN shall have furnished Assure (all in form acceptable to Assure, acting reasonably) with certified copies of the resolutions duly passed by the board of directors of GEOCAN approving the Arrangement Agreement and the consummation of the transactions contemplated hereby;

            (iii) GEOCAN shall have complied in all material respects with its covenants in the Arrangement Agreement and GEOCAN shall have provided to Assure a certificate of an officer of GEOCAN certifying (to the best of his knowledge and not in his personal capacity) as to such compliance;

            (iv) releases by GEOCAN and Assure of Assure's directors and officers, and any employees who have provided releases pursuant to Section 9.1(u) of the Arrangement Agreement, which shall include normal course exceptions respecting confidentiality, fraud, negligence, criminal behaviour, willful misconduct or failure to act honestly, in good faith and in the best interests of Assure, shall have been delivered;

            (v) GEOCAN shall have entered into written agreement effective as of the Effective Date satisfactory to Assure, acting reasonably, pursuant to which GEOCAN shall agree that, for a period of three years after the Effective Date, GEOCAN shall cause to be maintained directors' and officers' liability insurance providing coverage on a "trailing" or "run-off" basis for all present (to the Effective Date) and former directors and officers of Assure with respect to claims arising from facts or events which occurred before the Effective Date, such insurance to have substantially the same coverage limits and terms from time to time as GEOCAN provides for its own directors and officers;

            (vi) there shall not have occurred any Material Adverse Change in respect of GEOCAN;

            (vii) the Assure Shareholder Loan Mandatory Repayment shall have occurred;

            (viii) the GEOCAN Shares issueable pursuant to the Arrangement shall be freely tradable by the holders of such GEOCAN Shares subject to requirements of general application, the TSX and in respect of trades by control persons; and

            (ix) Assure shall have received an opinion of legal counsel dated as of the Effective Date, in respect of such matters related to the transactions contemplated by the Arrangement Agreement and the Arrangement as may reasonably be requested by Assure.

      The foregoing conditions precedent are for the benefit of Assure and may be waived, in whole or in part, by Assure in writing at any time. Subject to
Section 10.4, if any of the conditions precedent set forth above shall not be complied with or waived by Assure on or before the date required for the performance thereof, Assure may, in addition to the other remedies they may have at law or equity, rescind and terminate the Arrangement Agreement by written notice from Assure to GEOCAN.


Non-Solicitation and Superior Proposals

      The Arrangement Agreement provides that:

      (a) Assure shall immediately cease and cause to be terminated all solicitations, initiations, encouragements, discussions or negotiations, if any, with any persons conducted before the date of the Arrangement Agreement with respect to any Assure Acquisition Proposal and shall immediately request the return or destruction of all information provided to third parties, if any, who have entered into a confidentiality agreement with Assure relating to an Assure Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

      (b) Assure shall not, directly or indirectly, authorize or permit any of the officers, directors or employees of Assure or of any financial advisor, expert or other person acting on its behalf to:

            (i) solicit, initiate or encourage (including, without limitation, by way of furnishing information or entering into any form of agreement, arrangement or understanding) an Assure Acquisition Proposal;

            (ii) enter into or participate in any discussions on negotiations regarding an Assure Acquisition Proposal, or, except in the ordinary course of business, furnish to any other person any information with respect to the business, properties, operations, prospects or conditions (financial or otherwise) of Assure or an Assure Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing; or

            (iii) waive, or otherwise forbear (except in respect of non material matters) in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits of Assure under confidential information agreements, including, without limitation, any "standstill provisions" thereunder;

            provided, however, that notwithstanding any other provisions hereof, Assure (and its directors, officers, employees and advisors) may:

            (iv) engage in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, by Assure or any of the officers, directors or employees of Assure or any financial advisor, expert or other representative or agent acting on its behalf) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality agreement substantially similar to the Confidentiality Agreement, may furnish such third party information concerning Assure and its business, properties and assets, in each case if, and only to the extent that:

                  (A) the third party has first made a written bona fide Assure Acquisition Proposal that is a Superior Proposal; and

                  (B) prior to furnishing such information to or entering into discussions or negotiations with such third party, Assure provides prompt notice to GEOCAN to the effect that it is furnishing information to or entering into discussions or negotiations with such third party together with a copy of the confidentiality agreement referenced above and if not previously provided to GEOCAN, copies of all information provided to such third party are provided to GEOCAN concurrently with the provision of such information to such third party. Assure shall immediately notify GEOCAN orally and in writing of any inquiries, offers or proposals with respect to any Assure Acquisition Proposal (including without limitation, the terms and conditions of any such proposal (and any amendments or changes thereto), the identity of the person making it, and if not previously provided to GEOCAN, copies of all information provided to such person and all other information reasonably requested by GEOCAN), shall keep GEOCAN informed of the status and details of any such inquiry, offer or proposal and answer GEOCAN's questions with respect thereto.

(c) Assure shall give GEOCAN 48 hours advance notice of any agreement (and the terms of such agreement) to be entered into with, or any information to be supplied to, any person making an inquiry, offer or proposal with respect to a Superior Proposal and shall confirm the determination of the Assure Board that the Assure Acquisition Proposal is a Superior Proposal. For a period of 48 hours from the time that Assure provides notice of such Superior Proposal to GEOCAN and any amendment thereto, together with the foregoing confirmation in respect of the determination of the Assure Board, the Assure Board and Assure agree not to accept, recommend or approve or enter into any agreement (an "Assure Proposed Agreement") to implement such a Superior Proposal or release the party from making the Superior Proposal from any standstill provisions. In addition, in respect of any Superior Proposal, Assure shall, and shall cause its financial and legal advisors to, negotiate in good faith with GEOCAN to make such adjustments in the terms and conditions of the Arrangement Agreement and the terms of the Arrangement as would enable Assure to proceed with the transaction contemplated herein, as amended, rather than the Superior Proposal. In the event that GEOCAN proposes to and does amend the Arrangement Agreement and the terms of the Arrangement to provide equal or superior value to that provided under the Superior Proposal within a period of 48 hours from the time that GEOCAN receives notice of the Superior Proposal and a copy of the Assure Proposed Agreement (and any amendments thereto), Assure shall not enter into any Assure Proposed Agreement regarding the Superior Proposal or any amendment thereof.

(d) Notwithstanding Section 6.1(u) of the Arrangement Agreement in the event that, prior to the completion of the Arrangement, a Superior Proposal is offered or made to the Assure Securityholders or Assure, the Assure Board may fail to make, withdraw, modify or change any recommendation regarding the Arrangement if, in the opinion of the board of directors acting in good faith after written advice from outside counsel to such effect, which is reflected in the minutes of a meeting of the Assure Board (a copy of the relevant extract of which minutes shall be provided to GEOCAN), the making or failure to so withdraw, modify or change any recommendation regarding the Arrangement would be inconsistent with the performance by the directors of Assure of their fiduciary duties under applicable law, and provided Assure shall have complied with the provisions of Section 9.3 of the Arrangement Agreement and paid the GEOCAN Break Fee to GEOCAN in the circumstances where such fee is payable.

Payment of Break Fees

      Subject to Section 10.4 of the Arrangement Agreement, if at any time after the date of this Agreement:

      (a) the Assure Board fails to recommend that the Assure Securityholders approve the Arrangement or withdraws or, in any manner adverse to GEOCAN redefines, modifies or changes any of its recommendations referred to in Section 6(u) of the Arrangement Agreement, unless it has the right to do so under Section 9.4 of the Arrangement Agreement; or

      (b)   prior to the date of the Meeting:

            (i) an Assure Acquisition Proposal that is a Superior Proposal is publicly announced or made to Assure or the Assure Securityholders;

            (ii)  the Superior Proposal has not been withdrawn or expired; and

                  (A) the Assure Board fails to confirm to the Assure Securityholders, within five business days after the making of the Assure Acquisition Proposal its recommendation that the Assure Securityholders reject the Superior Proposal; or

                  (B) Assure enters into an agreement (other than a confidentiality agreement) with respect to the Superior Proposal;

                          and the Arrangement is not approved at the Meeting; or

      (c) Assure shall have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under the Arrangement Agreement or any of the representations and warranties of Assure contained in the Arrangement Agreement shall not be true and correct in all material respects as of the date of the Arrangement Agreement, except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect on Assure, or shall have ceased to be true and correct in any material respect thereafter, except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect on Assure, (other than, in either case, as a direct result of and in direct response to a breach by GEOCAN of its obligations under the Arrangement Agreement);

      then Assure shall, within two business days after the first to occur of the events described above, pay to GEOCAN the GEOCAN Break Fee. Such payment shall be made in immediately available funds to an account designated by GEOCAN. The payment of the GEOCAN Break Fee to GEOCAN shall represent full and final settlement of all claims of GEOCAN arising in respect of the matter giving rise to such payment and GEOCAN shall have no further remedy or recourse in respect of such matter against Assure or its present or former directors, officers, employers, agents or advisors or Assure's counsel.

Change of Board Recommendation

The board of directors of Assure reserves the right to not make, withdraw, redefine, modify or change its recommendations or its determinations referred to in Section 6.1(u) of the Arrangement Agreement if any of the following occur on or prior to the Effective Date:

      (a) GEOCAN shall have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under the Arrangement Agreement;

      (b) any of the representations and warranties of GEOCAN contained in the Arrangement Agreement shall not be true and correct in all material respects as of the date of the Arrangement Agreement or shall have ceased to be true and correct in any material respect thereafter (other than as a result of a breach of the Arrangement Agreement by Assure or of the Lockup Agreements by any of the Assure Securityholders); or

      (c)   it becomes certain that any of the conditions contained in Sections
            3.1 or 5.1 of the Arrangement Agreement will not be satisfied on or before the Effective Date (other than as a result of a breach of this Agreement by Assure or of the Lockup Agreements by any of the Assure Securityholders who execute and deliver Lockup Agreements) and all relevant parties do not agree to waive or modify such conditions.


Termination of the Arrangement Agreement

The Arrangement Agreement may, prior to the filing of the Articles of Arrangement, be terminated by mutual agreement of GEOCAN and Assure without further action on the part of the Assure Securityholders. Subject to Section
10.4 of the Arrangement Agreement, notwithstanding any other rights contained herein, GEOCAN may terminate the Arrangement Agreement upon notice to Assure:

      (a) if the Interim Order has been refused, or if granted, is set aside or modified in a manner unacceptable to GEOCAN, acting reasonably, on appeal or otherwise;

      (b) if the Arrangement is not approved by Assure Securityholders in accordance with the terms of the Interim Order and all applicable laws on or before October 5, 2005, subject to an extension of up to 20 days pursuant to Section 10.4 of the Arrangement Agreement;

      (c) if the Final Order has not been granted in form and substance satisfactory to GEOCAN, acting reasonably, on or before October 5, 2005, subject to an extension of up to 20 days pursuant to Section
            10.4 of the Arrangement Agreement or, if issued, has been set aside or modified in a manner unacceptable to GEOCAN, acting reasonably, on appeal or otherwise;

      (d) if the Arrangement has not been completed on or before October 6, 2005, subject to an extension of up to 20 days pursuant to Section
            10.4 of the Arrangement Agreement;

      (e) if a circumstance giving rise to payment of the GEOCAN Break Fee to GEOCAN shall have occurred;

      (f) if a circumstance giving rise to payment of the Assure Break Fee to Assure shall have occurred and such payment shall have been made; or

      (g) upon any other circumstances hereunder that give rise to a termination of the Arrangement Agreement by GEOCAN, including those set forth in Sections 4.1 and 5.1 of the Arrangement Agreement.

Subject to Section 10.4 of the Arrangement Agreement, notwithstanding any other rights contained herein, Assure may terminate the Arrangement Agreement upon notice to GEOCAN:

            (a) if the Interim Order has been refused, or if granted, is set aside or modified in a manner unacceptable to Assure, acting reasonably, on appeal or otherwise;

            (b) if the Arrangement is not approved by Assure Securityholders in accordance with the terms of the Interim Order and all applicable laws on or before October 5, 2005, subject to an extension of up to 20 days pursuant to Section 10.4 of the Arrangement Agreement;

            (c) if the Final Order has not been granted in form and substance satisfactory to GEOCAN, acting reasonably, on or before October 5, 2005, subject to an extension of up to 20 days pursuant to Section 10.4 of the Arrangement Agreement, or, if issued, has been set aside or modified in a manner unacceptable to Assure, acting reasonably, on appeal or otherwise;

            (d) if the Arrangement has not been completed on or before October 6, 2005, subject to an extension of up to 20 days pursuant to
                  Section 10.4 of the Arrangement Agreement;

            (e) if a circumstance giving rise to the payment of the Assure Break Fee to Assure shall have occurred;

            (f) if a circumstance giving rise to payment of the GEOCAN Break Fee to GEOCAN shall have occurred and such payment shall have been made; or

            (g) upon any other circumstances hereunder that give rise to a termination of this agreement by Assure, including those set forth in Sections 3.1 and 5.1 of the Arrangement Agreement.

Each of GEOCAN and Assure will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, or would likely to:

                  (i) cause any of the representations or warranties of either GEOCAN or Assure contained in the Arrangement Agreement to be untrue or inaccurate in any material respect on the date thereof or on the Effective Date; or

                  (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied, in any material respect, by either GEOCAN or Assure under the Arrangement Agreement on or prior to the Effective Date.

      (a) Subject to Section 10.4(c) of the Arrangement Agreement, neither GEOCAN nor Assure may elect not to complete the transactions contemplated hereby pursuant to the non-fulfillment of the conditions precedent contained in Articles 3, 4 or 5 or pursuant to
            Section 10.2 or 10.3 of the Arrangement Agreement or any termination right arising therefrom and no payments are payable pursuant to
            Section 8.2 or 9.3 of the Arrangement Agreement as a result of such election unless promptly and in any event prior to the filing of the articles of Arrangement for acceptance by the Registrar, the party intending to rely thereon has delivered a written notice (a "Default Notice") to the other party specifying in reasonable detail all breaches, in any material respect, of covenants, representations and warranties or other matters which the party delivering such notice is asserting as the basis for the non-fulfillment of the applicable condition precedent or termination right, as the case may be.

      (b) Nothing in this Section 10.4 of the Arrangement Agreement shall effect, and no Default Notice shall be required in respect of, (i) the right of GEOCAN to receive payment of the GEOCAN Break Fee pursuant to Section 9.3 (a) or (b) of the Arrangement Agreement, or
            (ii) the right of either party to terminate the Arrangement Agreement for matters arising out of the failure to make appropriate disclosure in writing to the other party.

      (c) If any such Default Notice is delivered, provided that the affected party is proceeding diligently to cure such matter and such matter is capable of being cured neither party may terminate the Arrangement Agreement (if they otherwise have the right to do so) until expiration of a period of twenty (20) days from such Default Notice and then only if such matter is not cured in all material respects. If such Default Notice has been delivered prior to the date of the Meeting, such meeting shall be postponed until the expiry of such period. If such Default Notice has been delivered prior to the making of the application for the Final Order or the filing of the Articles of Arrangement with the Registrar, such application and such filing shall be postponed until the expiry of such period.

      (d) Nothing in this Section 10.4 of the Arrangement Agreement shall give either GEOCAN or Assure, as the case may be, any right to terminate the Arrangement Agreement in addition to the rights contained in Articles 3, 4 or 5 or pursuant to Section 10.2 or 10.3 of the Arrangement Agreement or any termination right arising therefrom or any right to receive payment of the Assure Break Fee or GEOCAN Break Fee except in the circumstances provided in Sections 8.2 and 9.3 of the Arrangement Agreement.

If the Arrangement Agreement is validly terminated pursuant to any provision of the Arrangement Agreement, the parties shall return all materials and copies of all materials delivered to Assure or GEOCAN, as the case may be, or their agents and, except for the obligations set forth in Sections 8.2, 9.3, and 10.4 and
Article 11 (which shall survive any termination of the Arrangement Agreement and continue in full force and effect) of the Arrangement Agreement, no party shall have any further obligations to any other party hereunder with respect to the Arrangement Agreement except those incurred prior to termination. Except as expressly provided herein, nothing herein, (including without limitation the payment of the GEOCAN Break Fee or the Assure Break Fee) shall relieve any party from liability for any breach of the Arrangement Agreement.
The exercise by any party of any right of termination hereunder shall be without prejudice to any other remedy available to such party.

Procedure for the Arrangement to Become Effective

Procedural Steps

      The Arrangement is proposed to be carried out pursuant to Section 193 of the ABCA. The following procedural steps must be taken in order for the Arrangement to become effective:

      (a) the Arrangement must be approved by the Assure Securityholders in the manner set forth in the Interim Order;

      (b)   the Court must grant the Final Order approving the Arrangement;

      (c) all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate party; and

      (d) the Final Order and Articles of Arrangement in the form prescribed by the ABCA must be filed with the Registrar.


Securityholder Approvals

      The Interim Order provides that the Arrangement Resolution is required to be approved by 66 2/3% of all of the votes cast on such resolutions by Assure Shareholders, Assure Preferred Shareholders and Assure Warrantholders, voting together as a class, present in person or by proxy at the Meeting such that (a) each Assure Shareholder and Assure Preferred Shareholder is entitled to one vote for each Assure Share or Assure Preferred Share held, and (b) each Assure Warrantholder is entitled to one vote for each Assure Share such holder would be entitled to receive upon the exercise of the Assure Warrants. See Appendix A to this Information Circular for the full text of the Arrangement Resolution.

      Notwithstanding the foregoing, the Arrangement Resolution authorizes the Assure Board, without further notice or approval of the Assure Securityholders, to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement and, subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement. See Appendix A to this Information Circular for the full text of the Arrangement Resolution.

Court Approval


Interim Order

      On August 5, 2005, Assure obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. The Interim Order is attached as Appendix C to this Information Circular.

Final Order

      Pursuant to the ABCA, the implementation of the Arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, if the Arrangement Resolution is approved at the Meeting in the manner required by the Interim Order, Assure will make application to the Court for the Final Order at the Court, 611 - 4th Street S.W., Calgary, Alberta on September 7, 2005 at 1:15?p.m. (Calgary time) or as soon thereafter as counsel may be heard. The Notice of Petition for the Final Order accompanies this Information Circular. Any Assure Securityholder or other interested party who wishes to participate or be represented at the hearing may do so, subject to filing with the Court and serving on Assure, a Notice of Intention to Appear on or before 4:00 p.m. (Calgary time) on Thursday, September 1, 2005 together with any evidence or materials which are to be presented to the Court, setting out Assure Securityholder's or other interested party's address for service and indicating whether such Assure Securityholder or other interested party intends to support or oppose the petition or make submissions. Service of such notice shall be effected by service by ordinary mail upon the solicitors for Assure: Bennett Jones LLP, 4500 Bankers Hall East, 855 - 2nd Street S.W., Calgary, Alberta, T2P 4K7, Attention: Mr. Ken Lenz. See "Notice of Petition" in this Information Circular.

      Assure has been advised by legal counsel, Bennett Jones LLP, that the Court has broad discretion under the ABCA when making orders with respect to an arrangement and that the Court, in hearing the application for the Final Order, will consider, among other things, the fairness of the Arrangement to the Assure Securityholders (and any other interested party as the Court determines appropriate). The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court may determine appropriate. Either GEOCAN or Assure may determine not to proceed with the Arrangement in the event that any amendment ordered by the Court is not satisfactory to it, acting reasonably.


Regulatory Approvals

      The Arrangement requires approval of certain regulatory authorities. The Arrangement Agreement provides that these approvals are conditions precedent to the Arrangement becoming effective. GEOCAN will make application to such authorities prior to the Effective Date in order to obtain all approvals required in respect of the Arrangement. There can be no assurance that the requisite approvals will be granted on a timely basis or on conditions satisfactory to Assure and GEOCAN.



Timing

      If the Meeting is held as scheduled, is not adjourned, the Arrangement Resolution is approved and the other conditions are satisfied or waived, Assure will apply to the Court for the Final Order approving the Arrangement. If the Final Order is obtained on September 7, 2005 in form and substance satisfactory to GEOCAN and Assure and all other conditions to the Arrangement are satisfied or waived, Assure expects the Effective Date of the Arrangement will be September 8, 2005. GEOCAN and Assure may terminate the Arrangement Agreement in certain circumstances, in which case the Arrangement will not be completed. See "Part II - The Arrangement - The Arrangement Agreement - Termination of the Arrangement Agreement" in this Information Circular.

      The Arrangement will become effective upon the acceptance by the Registrar of the filing of a copy of the Final Order and the Articles of Arrangement.

      Assure's objective is to have the Effective Date occur as soon as practicable after the Meeting. The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court in the hearing of the application for the Final Order. As soon as the Effective Date has been determined, GEOCAN and Assure will issue a joint press release announcing completion of the Arrangement.

Fairness Opinion

      The Assure Board retained Haywood Securities as its financial advisor pursuant to an agreement effective April 21, 2005. Pursuant to this agreement, Haywood Securities has considered the fairness, from a financial point of view, of the Arrangement to the Assure Shareholders.

      Haywood Securities acts as a trader and dealer, both as principal and agent, in major Canadian equity markets and as such may execute transactions on behalf of clients or on behalf of Assure or its related entities for which it receives compensation. In addition, as an investment dealer, Haywood Securities conducts research on securities and may, in the ordinary course of business, be expected to provide research support and investment advice to its clients on investment matters pertaining to the resulting entity of the Arrangement.

      There are no commitments or agreements between Haywood Securities and Assure, GEOCAN or any of their respective associates or affiliates with respect to future business dealings. However, Haywood Securities may, from time to time in the future, perform financial advisory or investment banking services for GEOCAN or its successor(s) or related entities.

      Neither Haywood Securities nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Alberta)) of GEOCAN or Assure or any of their respective associates or affiliates. Haywood Securities has not been engaged to provide any financial advisory services to GEOCAN nor has it participated in any financing involving GEOCAN or Assure Securityholders or any of their respective associates or affiliates, within the past two years.



Summary of Fairness Opinion

      In connection with its evaluation of the Arrangement, the Assure Board received the Fairness Opinion to the effect that, as of the Agreement Date, based on certain assumptions and considerations summarized therein and based upon the Exchange Ratio, Haywood Securities views the Arrangement as fair, from a financial point of view, to the Assure Shareholders.

      The full text of the Fairness Opinion, which sets forth the assumptions and considerations made, procedures followed, matters considered and limitations on review undertaken, is attached as Appendix H to this Information Circular. Assure Securityholders are urged to read the Fairness Opinion in its entirety. This summary of the Fairness Opinion is qualified in its entirety by reference to the full text of such opinion.

Recommendation of the Assure Board

         The Assure Board has determined that the Arrangement is in the best interests of Assure and the Assure Securityholders and is fair to the Assure Securityholders and, as such, has authorized the submission of the Arrangement to the Assure Securityholders for approval and to the Court for the Final Order.

         In coming to its conclusions and recommendations, the Assure Board considered, among other things, the following factors:

      (a)   the purpose and benefits of the Arrangement as outlined herein;

      (b) information concerning the financial condition, results of operations, the business plans and prospects of GEOCAN and Assure, and the resulting potential for the enhancement of the business efficiency, management effectiveness and financial results of the combined entity;

      (c) the advice of Haywood Securities and the fact that Haywood Securities is in a position to provide the Fairness Opinion;

      (d) that the Assure Securityholders who oppose the Arrangement will be permitted, subject to compliance with certain conditions, to dissent from the Arrangement and will be entitled to be paid the fair value for their Assure Shares, Assure Preferred Shares and Assure Warrants in accordance with Section 191 of the ABCA, as modified by the Interim Order; and

      (e) that the Arrangement will only become effective if, after hearing from all interested parties who choose to appear before it, the Court determines that the Arrangement is fair to the Assure Securityholders.

      The Assure Boards unanimously recommends that the Assure Securityholders vote in favour of the Arrangement Resolution.

Interests and Intentions of Directors, Officers, Insiders and Significant Securityholders in Matters to be Acted Upon

      As of the date hereof, the directors and officers of Assure, as a group, beneficially own or control, directly or indirectly, or exercise control or direction over, 504,600 Assure Securities. The directors and officers of Assure have indicated their intention to vote the Assure Shares and Assure Warrants beneficially held or controlled by them in favour of the Arrangement. All of the directors and officers of Assure have entered into the Lockup Agreements requiring them to vote their Assure Securities in favour of the Arrangement.

      To the knowledge of directors and senior officers of Assure, there are no material interests of any director or senior officer of Assure or anyone who has held office as such since the beginning of the last completed financial year or of any associate or affiliate of any of the foregoing, in any matter to be acted upon at the Meeting, other than the foregoing and as described elsewhere in this Information Circular or the Appendices hereto.

Expenses of The Arrangement

      If completed, all out-of-pocket expenses incurred in connection with the Arrangement, the transactions contemplated thereby, the Meeting and the preparation and mailing of the Information Circular, including legal and accounting fees, printing costs, financial advisor fees and all disbursements by advisors, shall be borne by the party incurring such expenses.

Exchange and Issuance of Share Certificates

      In order for an Assure Shareholder to receive GEOCAN Shares under the Arrangement, such Assure Shareholder must deposit a properly completed and duly executed Letter of Transmittal, together with the certificate(s) representing such Assure Shareholders' Assure Shares, with the Depositary at the address set forth in the Letter of Transmittal. A Letter of Transmittal will be forwarded to all Assure Shareholders once the Arrangement has been approved.

      Any use of the mail to transmit the share certificates and Letter of Transmittal is at the risk of the Assure Shareholders and Assure Warrantholders. If such documents are mailed, it is recommended that registered mail, with return receipt requested, properly insured, be used.

      Assure Shareholders and Assure Warrantholders who dissent and who ultimately are not entitled to be paid the fair value of their Assure Shares or Assure Warrants respectively; will be entitled to receive GEOCAN Shares under the Arrangement.

      If the Arrangement proceeds, certificates representing the number of GEOCAN Securities issued to each Assure Securityholder will be, as soon as practicable following the Effective Date and the receipt by the Depositary of a properly completed and duly executed Letter of Transmittal:

      (a) forwarded by, or on behalf of GEOCAN to that Assure Security holder, at the address specified in the Letter of Transmittal, by first class mail (postage prepaid); or

      (b) made available at the Depositary for pick up by the holder, if requested by the Assure Securityholder in the Letter of Transmittal.

      If a certificate representing Assure Securities has been lost, apparently destroyed or wrongfully taken, the holder of such shares should immediately contact the registrar and transfer agent of the Assure Securities, Continental, so that arrangements can be made to issue a replacement certificate to such holder upon such holder satisfying such reasonable requirements as may be imposed by Assure and Continental in that regard.

Failure to Forward Letters of Transmittal and to Deposit Certificates

      Pursuant to the terms of the Plan of Arrangement, any certificates formerly representing Assure Securities that are not deposited with the Depositary together with a duly completed Letter of Transmittal and any other documents the Depositary reasonably requires, on or before the fifth anniversary of the Effective Date, shall cease to represent a right or claim of any kind or nature and the GEOCAN Securities to which the holder of such securities was entitled shall be cancelled.

Stock Exchange Listings

      The Assure Shares are currently quoted on the OTCBB under the symbol "ASURF" and on the Frankfurt Stock Exchange under the symbol "ASL" (WKN 357954). On July 8, 2005, the last trading day prior to the initial date of the announcement of the proposed Arrangement, the closing price of the Assure Shares on the OTCBB was US$0.71 per share. On August 4, 2005, the closing price of the Assure Shares on the OTCBB was $1.07.

      The GEOCAN Shares are listed and posted for trading on the TSX under the symbol "GCA". On July 8, 2005, the last trading day prior to the initial date of the announcement of the proposed Arrangement, the closing price of the GEOCAN Shares on the TSX was $1.52 per share. On August 4, 2005, the closing price of the GEOCAN Shares on the TSX was $1.97.

      It is a condition to the completion of the Arrangement that the TSX shall have approved the listing of the GEOCAN Shares. Application has been made to list the GEOCAN Shares issued to the Assure Securityholders on the TSX.

Certain Canadian Federal Income Tax Considerations

      In the opinion of Bennett Jones LLP and Borden Ladner Gervais LLP, the following is a fair and adequate summary of the principal Canadian federal income tax considerations under the Income Tax Act in respect of the Arrangement generally applicable to Assure Shareholders who, for the purposes of the Income Tax Act and at all relevant times, hold their Assure Shares as capital property, deal at arm's length with GEOCAN and do not dissent to the Arrangement. Assure Shares generally will be considered to be capital property to an Assure Shareholder unless they are held in the course of carrying on a business or are acquired in a transaction which may be considered to be an adventure in the nature of trade. Certain Assure Shareholders who are resident in Canada and whose Assure Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election in accordance with subsection 39(4) of the Income Tax Act to have their Assure Shares treated as capital property.

      This summary is not applicable to Assure Shareholders: (a) that do not hold their Assure Shares as capital property; (b) that are "financial institutions" or "specified financial institutions" (as defined in the Income Tax Act); (c) an interest in whom would be a "tax shelter investment" (as defined in the Income Tax Act); (d) who are exempt from tax under Part I of the Income Tax Act; or (e) that are Dissenting Securityholders. Any such Assure Shareholders should consult their own tax advisors with respect to the Arrangement.

      This summary is based upon the current provisions of the Income Tax Act and counsels' understanding of the current administrative and assessing practices of the Canada Revenue Agency to the date hereof. This summary assumes that all specific publicly announced proposals to amend the Income Tax Act and regulations thereunder announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof will be enacted as proposed, although there is no assurance that such proposed amendments will be enacted as proposed, or at all. This summary does not take into account or anticipate any other changes in the law, whether by judicial, governmental or legislative action or decision, nor does it take into account the tax laws of any province, territory or foreign jurisdiction, any of which may differ significantly from the Canadian federal income tax considerations described herein.

      This summary is of a general nature only and is not exhaustive of all Canadian federal income tax considerations. This summary is not intended to be, and should not be construed to be, legal or tax advice to any Assure Shareholder. Assure Shareholders should consult their own tax advisors to determine the particular tax consequences to them of the Arrangement.

Residents of Canada

      This part of the summary is applicable to an Assure Shareholder who is resident, or deemed to be resident, in Canada for the purposes of the Income Tax Act.

      Generally, an Assure Shareholder will realize neither a capital gain nor a capital loss as a result of the exchange of Assure Shares for GEOCAN Shares provided that: (i) such Assure Shareholder does not include any portion of the capital gain or capital loss otherwise determined from such exchange in computing the Assure Shareholder's income, and (ii) immediately after the exchange, such Assure Shareholder, persons with whom such holder does not deal at arm's length or the holder together with such persons, does not control GEOCAN or beneficially own shares of GEOCAN having a fair market value of more than 50% of the fair market value of all of the outstanding shares of GEOCAN. The adjusted cost base of an Assure Shareholder's Assure Shares will become the cost of the GEOCAN Shares received in these circumstances. The cost of such GEOCAN Shares generally must be averaged with the adjusted cost base of any other GEOCAN Shares held by such Assure Shareholder to determine the adjusted cost base of each GEOCAN Share to the holder.

      An Assure Shareholder may choose to file a tax return recognizing a capital gain or capital loss on the exchange under the Arrangement in such holder's taxation year which includes the Effective Date. In such event, the holder will be considered to have disposed of the Assure Shares for GEOCAN Shares for proceeds of disposition equal to the fair market value of the GEOCAN Shares received on the exchange. The amount of the capital gain (or capital loss) will equal the amount that the holder's proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of that holder's Assure Shares immediately before the exchange. Any Assure Shareholder that chooses to recognize a capital gain or capital loss will acquire the GEOCAN Shares at a cost equal to the fair market value of such GEOCAN Shares received on the exchange. The cost of such GEOCAN Shares must be averaged with the adjusted cost base of all other GEOCAN Shares held by such Assure Shareholder to determine the adjusted cost base of each GEOCAN Share to the holder.

      Under the Income Tax Act, one-half of a capital gain must be included in computing a holder's income as a taxable capital gain. One-half of any capital loss may be deducted as an allowable capital loss only against taxable capital gains in computing income in accordance with the provisions of the Income Tax Act. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and in the circumstances provided in the Income Tax Act. The amount of any such capital loss otherwise determined will, if the Assure Shareholder is a corporation, be reduced by the amount of dividends or deemed dividends received on the Assure Shares to the extent and in the circumstances provided in the Income Tax Act. Similar rules apply to a partnership or a trust of which a corporation, partnership or trust is a member or beneficiary. Taxable capital gains of a Canadian-controlled private corporation (as defined in the Income Tax
Act) may be subject to an additional refundable tax at a rate of 6-2/3%. Eighty percent of any capital gains realized by a holder who is an individual will be included in computing such individual's liability for alternative minimum tax.

Non-Resident Assure Shareholders

      This portion of the summary is applicable to an Assure Shareholder who is neither a resident, nor deemed to be a resident, of Canada for the purposes of the Income Tax Act ("Non-Resident"). Such a holder whose Assure Shares are not and are not deemed to be "taxable Canadian property" for the purposes of the Income Tax Act will not be subject to tax under the Income Tax Act on the exchange of such holder's Assure Shares for GEOCAN Shares under the Arrangement. A Non-Resident's Assure Shares generally will not be taxable Canadian property provided: (a) the Non-Resident does not use or hold, and is not deemed to use or hold, such shares in connection with carrying on a business in Canada; (b) such shares are not "designated insurance property" of the Non-Resident within the meaning of the Income Tax Act; (c) the Non-Resident has not, alone or in combination with persons with whom the Non-Resident does not deal at arm's length, owned (or had an interest in or option to acquire) 25% or more of the issued shares of any class or series of the capital stock of Assure at any time within the 60 month period preceding the exchange; (d) the Assure Shareholder has not elected under the Income Tax Act to treat such shares as taxable Canadian property upon ceasing to be a resident of Canada; or (e) the Assure Shares are not otherwise deemed to be taxable Canadian property of the Non-Resident under the Income Tax Act. The Canadian income tax consequences to a Non-Resident who holds Assure Shares that are taxable Canadian property would generally be the same as those described above for Assure Shareholders who are residents of Canada.

Right of Dissent

      The following description of the rights of Dissenting Securityholders is not a comprehensive statement of the procedures to be followed by a Dissenting Securityholder who seeks payment of the fair value of the securities held by it and is qualified in its entirety by reference to the full text of the Interim Order and Section 191 of the ABCA which are attached to this Information Circular as Appendix C and G, respectively. A Dissenting Securityholder intending to exercise the Dissent Rights should carefully consider and comply with the provisions of Section 191 of the ABCA, as modified by the Interim Order. The statutory provisions covering the Dissent Rights are technical and complex. Failure to comply with the provisions of Section 191 of the ABCA, as modified by the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

      The Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at such hearing.

      Pursuant to the Dissent Rights, a registered Assure Securityholder is entitled to dissent and be paid the fair value of the securities held by such Assure Securityholder, determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution from which such holder dissents is adopted. A registered Assure Securityholder may dissent only with respect to all securities held by such registered Assure Securityholder or on behalf of any one Beneficial Holder and registered in the Dissenting Securityholder's name. Only registered Assure Securityholders may dissent. Persons who are Beneficial Holders of Assure Securities registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that they may do so only through the registered owner of such securities. Accordingly, a Beneficial Holder must make arrangements for the registered holder of his or her Assure Securities to dissent on his or her behalf. A registered holder, such as a broker, who holds securities as a nominee for Beneficial Holders, some of whom wish to dissent, must exercise dissent rights on behalf of such Beneficial Holders with respect to the securities held for such Beneficial Holders. In such case, the demand for dissent should set forth the number of securities covered by it. Alternatively, a Beneficial Holder of Assure Securities desiring to exercise dissent rights may make arrangements for the Assure Securities beneficially owned by such Beneficial Holder to be registered in his or her name prior to the time the written objection to the Arrangement Resolution is required to be received by Assure.

      To exercise such right, Assure must receive from the Dissenting Securityholder a written objection to the Arrangement Resolution, delivered to Assure, c/o Bennett Jones LLP, 4500 Bankers Hall East, 855 - 2nd Street S.W., Calgary, Alberta, T2P 4K7, Attention: Mr. Ken Lenz, by 5:00 p.m. (Calgary time) two Business Days before the Meeting, and the Dissenting Securityholder must otherwise comply with Section 191 of the ABCA, as modified by the Interim Order. An Assure Securityholder wishing to exercise the Dissent Rights with respect to such holder's securities must abstain from voting the securities held by it in respect of the Arrangement Resolution.

      A vote against the Arrangement Resolution or an abstention does not constitute a written objection. If the Arrangement Resolution is adopted, Assure or the Dissenting Securityholder, where the Dissenting Securityholder has sent the required written objection, may apply to the Court to fix the fair value of the Dissenting Securityholder's securities. If the application is made, Assure is required to send to each Dissenting Securityholder a written offer to pay such Dissenting Securityholder an amount considered by the directors of Assure to be the fair value of the Dissenting Securityholder's securities. If such offer is not made or is not accepted, the Court shall fix the fair value of the Assure Securities, as applicable. There is no obligation on Assure to apply to the Court. If an application is made by either party, the Dissenting Securityholder will be entitled to be paid the amount fixed by the Court for the securities in respect of which the Dissenting Securityholder dissented. A Dissenting Securityholder may make an agreement with Assure for the purchase of such holder's securities in the amount of the offer made by Assure at any time before the Court pronounces an order fixing the fair value of the applicable securities.

      A Dissenting Securityholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application or appraisal. On the application, the Court will make an order fixing the fair value of the securities of all Dissenting Securityholders who are parties to the application, giving judgment in that amount against Assure and in favour of each of those Dissenting Securityholders, and fixing the time within which Assure must pay that amount payable to the Dissenting Securityholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Securityholder calculated from the date on which the Dissenting Securityholder ceases to have any rights as a Assure Securityholder, until the date of payment.

      On the Arrangement becoming effective, or upon the making of an agreement between Assure and the Dissenting Securityholder as to the payment to be made by Assure to the Dissenting Securityholder, or upon the pronouncement of a Court order, whichever first occurs, the Dissenting Securityholder will cease to have any rights as a Assure Securityholder other than the right to be paid the fair value of such holder's securities, in the amount agreed to between Assure and the Dissenting Securityholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Dissenting Securityholder may withdraw their dissent, or Assure may rescind the Arrangement Resolution, and in either event the dissent and appraisal proceedings in respect of that Dissenting Securityholder will be discontinued.

      Assure shall not make a payment to a Dissenting Securityholder under
Section 191 if there are reasonable grounds for believing that Assure is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of Assure would thereby be less than the aggregate of its liabilities. In such event, Assure shall notify each Dissenting Securityholder that it is unable lawfully to pay Dissenting Securityholders for their securities, in which case the Dissenting Securityholder may, by written notice to Assure within 30 days after receipt of such notice, withdraw such holder's written objection, in which case Assure shall, subject to the terms of the Arrangement, be deemed to consent to the withdrawal and such Dissenting Securityholder shall be reinstated with full rights as a Assure Securityholder failing which such Dissenting Securityholder retains a status as a claimant against Assure to be paid as soon as Assure is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of Assure but in priority to its shareholders.

      Assure Securityholders who exercise the Dissent Rights and who:

      (a) are ultimately entitled to be paid fair value for their securities shall be deemed to have transferred such securities to Assure for cancellation at the Effective Time; or

      (b) are ultimately not entitled, for any reason, to be paid fair value for their securities shall be deemed to have participated in the Arrangement on the same basis as non-dissenting Assure Securityholders in accordance with the Plan of Arrangement.

      In no case shall Assure or any other person be required to recognize Dissenting Securityholders as Assure Securityholders, as applicable, after the Effective Time.

      Any Assure Securityholder who may wish to exercise the Dissent Rights should carefully consider and comply with the provisions of the Interim Order and Section 191 of the ABCA, the full texts of which are set out in Appendix C and G, respectively, to this Information Circular and consult his or her own legal advisor.

      It is a condition to the Arrangement that Assure Securityholders of not more than 10% of the aggregate of the outstanding Assure Shares, Assure Preferred Shares and Assure Warrants shall have exercised rights of dissent in respect of the Arrangement.

Other Matters

Resale of GEOCAN Shares

Canada

      The GEOCAN Securities to be issued to Assure Securityholders pursuant to the Arrangement will be issued in reliance on exemptions from prospectus and registration requirements of applicable securities laws of the various applicable provinces in Canada (other than the province of Quebec) and will generally be "freely tradable" (and not subject to any "restricted period" or "hold period") if the following conditions are met: (i) the trade is not a control distribution (as defined in applicable securities legislation); (ii) no unusual effort is made to prepare the market or to create a demand for the securities that are the subject of the trade; (iii) no extraordinary commission or consideration is paid to a person or company in respect of the trade; and
(iv) if the selling shareholder is an insider or an officer of the issuer, the selling shareholder has no reasonable grounds to believe that the issuer is in default of securities legislation.

      In Quebec, GEOCAN will apply for and expects to receive orders from the securities regulatory authority providing exemptions from the prospectus and registration requirements for the issuance of GEOCAN Securities to Assure Securityholders resident in the province of Quebec and the subsequent resale of such GEOCAN Securities.

United States

      The GEOCAN Securities to be issued to Assure Securityholders pursuant to the Arrangement will not be registered under the U.S. Securities Act, in reliance upon the exemption from registration provided by Section 3(a)(l0) thereof. Following the Arrangement, GEOCAN Securities held by any holder who was not an "affiliate", for purposes of United States federal securities laws, of Assure, before the Arrangement, and who will not be an affiliate of GEOCAN after the Arrangement and at the time of any resale of such GEOCAN Securities, may be resold without restriction under the U.S. Securities Act. Any resale of GEOCAN Securities by a holder who was such an affiliate before the Arrangement or is such an affiliate after the Arrangement may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom. Any such affiliate (or former affiliate) should obtain the advice of its legal counsel with respect to the application of the U.S. Securities Act to the offer or sale of such GEOCAN Securities by such person. For the purposes of the U.S. Securities Act, an "affiliate" of GEOCAN or Assure is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, GEOCAN or Assure, as the case may be.

      Assure Securityholders residing elsewhere than in Canada are urged to consult their legal advisers to determine the extent of all applicable resale provisions.


Legal Developments

      Section 193 of the ABCA provides that, where it is impracticable for a corporation to effect an arrangement under any other provision of the ABCA, a corporation may apply to the Court for an order approving the arrangement proposed by such corporation. Pursuant to this section of the ABCA, such an application will be made by Assure for approval of the Arrangement. There have been a number of judicial decisions considering this section and its application; however, there have not been, to the knowledge of Assure, any recent significant decisions.

      Assure Securityholders should consult their legal advisers with respect to the legal rights available to them in relation to the Arrangement.


Legal Matters

      Certain legal matters relating to the Arrangement have been passed upon by Bennett Jones LLP, on behalf of Assure and by Borden Ladner Gervais LLP, on behalf of GEOCAN. As at August 2, 2005, the partners and associates of each of Bennett Jones LLP and Borden Ladner Gervais LLP each beneficially owned, directly or indirectly, less than 2% of the outstanding GEOCAN Shares. As at August 2, 2005, the partners and associates of each of Bennett Jones LLP and Borden Ladner Gervais LLP each beneficially owned, directly or indirectly, less than 1% of the outstanding Assure Securities.

          PART III - INFORMATION RELATING TO GEOCAN, POST-ARRANGEMENT

      At the Effective Time, all of the Assure Shares will be acquired by GEOCAN, which will continue as "GEOCAN Energy Inc."

Selected Financial Information

      The following tables set out certain financial information for GEOCAN and Assure and certain unaudited pro-forma combined financial information for GEOCAN and Assure as at and for the three months ended March 31, 2005 after giving effect to the Arrangement from January 1, 2005 and as at and for the financial year ended December 31, 2004 after giving effect to the Arrangement from January 1, 2004. The following information should be read in conjunction with the GEOCAN Financial Statements and Assure Financial Statements set forth or incorporated by reference in Appendix D and Appendix E to this Information Circular, respectively, and the Pro-forma Combined Financial Statements set forth in Appendix F to this Information Circular.


                                                           For the Three Months Ended March 31, 2005
                                                   Assure                  GEOCAN             Pro-forma Combined
                                                     (M$)                   (M$)                     (M$)
                                              ---------------------   ---------------------    ---------------------
Net petroleum and natural gas revenue(1)....        2,741                   5,841                    8,582
Net income (loss)(2)........................        (850)                   (245)                  (1,639)
Net income (loss) per Common Share ($)
Basic and diluted...........................        (0.04)                 (0.01)                   (0.04)

Total Assets(3).............................        43,405                 42,963                  112,178
Total Debt and Working Capital Deficiency...        15,088                 13,903                   35,481
Dividends Declared(4).......................          35                       -                      35

                                                           For the Year Ended December 31, 2004
                                                   Assure                  GEOCAN             Pro-forma Combined
                                                     (M$)                   (M$)                     (M$)
                                              ---------------------   ---------------------    ---------------------
Net petroleum and natural gas revenue(1)....        15,976                  16,789                   30,638
Net income (loss)(2)........................       (3,663)                  (1,155)                 (8,437)
Net income (loss) per Common Share ($)
Basic and diluted...........................        (0.18)                  (0.07)                   (0.24)

Total Assets(3).............................        39,082                  38,000                     -
Total Debt and Working Capital Deficiency...        17,241                   9,450                     -
Dividends Declared(4).......................         227                       -                      227

Note:
(1) See Note 3(a) of the Pro-Forma income statement for the year ended December 31, 2004 attached hereto as Appendix F. The Pro-forma Combined Net Petroleum and natural gas revenue amounts exclude operating results from the Chestermere property.

(2) See Note 3(b-d) of the Pro-Forma income statement for the year ended December 31, 2004 and Note 4(a-b) of the Pro-Forma income statement for the three months ended March 31, 2005 attached hereto as Appendix F. The Pro-forma Combined amounts for the Net loss include adjustments to record depletion on the fair value of assets acquired, eliminate minority interest previously recorded and record additional future income tax recoveries.

(3) See Note 2(a) of the Pro-Forma consolidated balance sheets as at March 31, 2005 and December 31, 2004 attached hereto as Appendix F. The Pro-forma Combined Total Assets amounts include adjustments to record the excess of the fair value over book value of assets acquired from Assure.

(4) For the three months ended March 31, 2005, assure paid a dividend on the Assure Preferred Shares of $35,000. For the year ended December 31, 2004, Assure paid a dividend on the Assure Preferred Shares of $227,000.

Selected Reserves and Operational Information

      It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the constant prices and costs assumptions and forecast prices and costs assumptions will be attained and variances could be material. The recovery and reserve estimates of the Corporation's crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and natural gas liquid reserves may be greater than or less than the estimates provided herein.

      The following table sets forth certain reserves information for GEOCAN and Assure and pro-forma combined reserves information for GEOCAN and Assure for the year ended December 31, 2004, after giving effect to the Arrangement as at January 1, 2005. The following information should be read in conjunction with the information contained in Appendix D and Appendix E to this Information Circular.

                                                          For the Year Ended December 31, 2004
                                                                                               Pro-forma

Forecast Prices and Costs(1)                     Assure                  GEOCAN              Combined(2)(3)
                                              ---------------------   ---------------------    ---------------------
Gross Reserves (Mboe)
   Proved.....................................    2,372                  2,556                   4,928
   Probable...................................    1,446                  1,476                   2,922
   Total......................................    3,818                  4,032                   7,850
Net Reserves (Mboe)
   Proved.....................................    1,915                  2,203                   4,118
   Probable...................................    1,149                  1,284                   2,433
   Total......................................    3,064                  3,487                   6,551

                                                          For the Year Ended December 31, 2004
                                                                                               Pro-forma
Constant Prices and Costs(1)                     Assure                  GEOCAN              Combined(2)(3)
                                              ---------------------   ---------------------    ---------------------
Gross Reserves (Mboe)
   Proved.....................................    2,323                   2,159                   4,482
   Probable...................................    1,372                   1,268                   2,640
   Total......................................    3,695                   3,427                   7,122
Net Reserves (Mboe)
   Proved.....................................    1,873                   1,926                   3,799
   Probable...................................    1,088                   1,138                   2,226
   Total......................................    2,961                   3,064                   6,025

      The following table sets forth the net present value of future net revenue, before deducting income taxes and discounted at 10%, derived from the reserves of GEOCAN and Assure for GEOCAN and Assure and pro-forma combined net present value of future net revenues, before deducting income taxes, for the year ended December 31, 2004 after giving effect to the Arrangement as at January 1, 2004. The following information should be read in conjunction with the information contained in Appendix D and Appendix E to this Information Circular.

                                                            For the Year Ended December 31, 2004

                                                   Assure                      GEOCAN            Pro-forma Combined
                                              ---------------------   ---------------------    ---------------------
  Forecast Prices and Costs(1)                      (M$)                    (M$)                 (M$)(2)(3)
     Proved...................................    23,616                  29,401                  53,017
     Probable.................................    12,623                  11,494                  24,117
     Total....................................    36,239                  40,895                  77,134

                                                            For the Year Ended December 31, 2004
                                                   Assure                      GEOCAN            Pro-forma Combined
                                              ---------------------   ---------------------    ---------------------
  Constant Prices and Costs(1)                      (M$)                    (M$)                 (M$)(2)(3)
     Proved...................................    20,872                  16,956                  37,828
     Probable.................................    13,881                  6,701                   20,582
     Total....................................    34,753                  23,657                  58,410

      The following table sets forth certain operational information for GEOCAN and Assure and pro-forma combined operational information for GEOCAN and Assure for the three months ended March 31, 2005 after giving effect to the Arrangement, as at January 1, 2005. The following information should be read in conjunction with the information contained in Appendix D and Appendix E to this Information Circular.

                                                  Assure                  GEOCAN             Pro-forma Combined(4)
                                              ---------------------   ---------------------  ---------------------
Average daily production
   Oil & NGLs - bbls..........................   488                     1,921                  2,409
   Natural gas - Mcf.......................... 1,926                     1,812                  3,738
   Combined boe/d @ 6:1.......................   809                     2,223                  3,032

Average prices
   Oil & NGLs ($/bbls)........................ 38.22                     26.01                  30.04
   Natural gas ($/Mcf)........................  6.12                      7.27                   6.89
Combined ($/boe)............................   37.63                     29.35                  32.08

Note:
(1) All pricing information for constant and forecast prices and costs and other pricing assumptions relating to GEOCAN and Assure are included in Appendices D and E to this Information Circular, respectively.

(2) Pro-Forma combined reserves information reflects the combined reserves of Assure and GEOCAN. No adjustments have been made to reflect synergies and efficiencies resulting from the Arrangement or for Saskatchewan capital tax or abandonment costs, neither of which have been applied in the case of GEOCAN. Actual reserves information of GEOCAN subsequent to the Arrangement may be materially different from these figures. The Assure Securityholders are advised to avoid placing undue reliance on these figures.

(3) Assure disposed of producing properties in the Chestermere area of Alberta in early January 2005. Assure's working interest proved and proved plus probable reserves as estimated by Sproule for this property as of December 31, 2004 was 417 Mboe and 659 Mboe, respectively.
(4) Pro-Forma combined average prices information reflects a weighted average percentage of approximately one third Assure and two-thirds GEOCAN. Actual prices of GEOCAN subsequent to the Arrangement may be materially different from these figures. The Assure Securityholders are advised to avoid placing undue reliance on these figures.

      GEOCAN has provided the information contained in this Information Circular concerning GEOCAN and its businesses, including its financial information and financial statements. Assure assumes no responsibility for the accuracy or completeness of such information, nor for any omission on the part of GEOCAN of facts or events which may affect the accuracy of such information.

Risk Factors

      GEOCAN and Assure are, and GEOCAN will be, subject to certain risks that should be carefully considered. The risks facing GEOCAN and Assure are set out in Appendix D and Appendix E, respectively, attached thereto. The following are risks related specifically to the Arrangement.


The Arrangement is expected to result in benefits to the combined company, but the combined company may not realize those benefits due to challenges associated with integrating the companies.

The success of the Arrangement will be dependent in large part on the success of the management of the combined company in integrating the operations, technologies and personnel of the two companies following the close of the Agreement. The failure of the combined company to meet the challenges involved in successfully integrating the operations of GEOCAN and Assure or otherwise to realize any of the anticipated benefits of the Agreement, including anticipated cost savings described in this Information Circular, could seriously harm the results of operations of the combined company. In addition, the overall integration of the two companies may result in unanticipated operations problems, expenses and liabilities and diversion of management's attention. The challenges involved in this integration include the following:

      o integrating successfully each company's operations, technologies, products and services;

      o coordinating sales and marketing efforts to effectively communicate the capabilities of the combined company;
      o demonstrating to the customers of GEOCAN and Assure that the Arrangement will not result in adverse changes in business focus;

      o coordinating and rationalizing research and development activities to enhance introduction of new products and technologies with reduced cost;

      o preserving distribution, marketing or other important relationships of both GEOCAN and Assure and resolving potential conflicts that may arise;

      o assimilating the personnel of both companies and persuading employees that the business cultures of both companies are compatible;

      o maintaining employee morale and motivation, particularly given recent cost reduction initiatives undertaken by both companies, and retaining key employees; and

      o     reducing the costs associated with each company's operations.

      GEOCAN and Assure may not be able to successfully integrate their operations in a timely manner, or at all, and the combined company may not realize the anticipated benefits or synergies of the Arrangement to the extent or in the timeframe anticipated. The anticipated benefits and synergies include cost savings associated with anticipated restructuring efforts and other operational efficiencies, greater economies of scale and revenue enhancement opportunities. In addition, GEOCAN anticipates that Assure's cash reserves will provide the combined company with an increased ability to fund development and operations. However, these anticipated benefits and synergies are based on assumptions, not actual experience, and assume a successful integration. Also, upon completion of the Arrangement, Assure's cash reserves may be significantly less than anticipated, due to, among other things, the exercise of dissent rights by Assure Securityholders. The combined company's ability to realize these benefits and synergies could be adversely impacted to the extent that GEOCAN's or Assure's relationships with existing or potential customers, suppliers or strategic partners is adversely affected as a consequence of the Arrangement, or by practical or legal constraints on its ability to combine operations or implement workforce reductions.


GEOCAN and Assure expect to incur significant costs associated with the Arrangement.

      GEOCAN and Assure estimate they could collectively incur direct transaction costs of approximately $3,000,000 in connection with the Arrangement GEOCAN's direct transaction costs will be included as a part of the total purchase cost for accounting purposes. Actual direct transaction costs incurred in connection with the Arrangement may vary. In addition, GEOCAN will incur additional costs to the extent that any holders of issued and outstanding Assure Securities exercise their right to dissent and receive fair value of their shares.


If the Arrangement is not completed, GEOCAN's and Assure's share prices and future business and operations could be harmed.

      If the current market prices of GEOCAN Shares and Assure Shares reflect an assumption that the Arrangement will be completed, the price of their respective securities may decline if the Arrangement is not completed. Moreover, GEOCAN's and Assure's costs related to the Arrangement, including legal, accounting and some of the fees of their financial advisors, must be paid even if the Arrangement is not completed.

      In addition, if the Arrangement is not completed, GEOCAN and Assure may be subject to a number of additional material risks, including the following:

      o either company may forego other opportunities which would have otherwise been available had the Arrangement Agreement not been executed, including, without limitation, opportunities foregone as a result of affirmative and negative covenants made by each company in the Arrangement Agreement, such as covenants affecting the conduct of each company's business outside the ordinary course of business; and

      o either company may be unable to obtain additional sources of financing or conclude another sale, merger or Arrangement on as favourable terms, in a timely manner, or a tall.


Fluctuations in the Canadian-U.S. exchange rate will affect the value of GEOCAN Shares that the Assure Shareholders will receive in the Arrangement.

      The value of GEOCAN Shares that Assure Shareholders will receive in the Arrangement depends on the Canadian-U.S. exchange rate, as the GEOCAN Shares are valued in Canadian dollars and Assure Shares are valued in U.S. dollars.


The completion of the Arrangement is subject to the satisfaction of conditions.

         The obligations of GEOCAN and Assure to complete the Arrangement are subject to the satisfaction or waiver, where permissible, of certain conditions set forth in the Arrangement Agreement. Some of these conditions cannot be waived, including obtaining the requisite approval of Assure Securityholders, GEOCAN Securityholders, the Court, relevant Canadian and U.S. securities regulators and the Toronto Stock Exchange. If these conditions are not satisfied, the Arrangement will not be completed.


Some of the conditions to the Arrangement may be waived by GEOCAN or Assure without resoliciting shareholder approval for the Arrangement.

      Some of the conditions set forth in the Arrangement Agreement may be waived by Assure or GEOCAN, subject to the agreement of the other party in specific cases. If those conditions are waived, GEOCAN and Assure will evaluate whether an amendment to the Information Circular and a resolicitation of proxies is warranted. In the event that the GEOCAN Board or Assure Board determines that resolicitation of proxies is not warranted, the applicable company will have the discretion to complete the Arrangement without seeking further shareholder approval.


Members of the management and board of directors of Assure have interests in the Arrangement that may present them with actual or potential conflicts of interest in connection with the Arrangement.

      In considering whether to approve the Arrangement, Assure Securityholders and GEOCAN Securityholders should recognize that some of the members of management and board of directors of Assure have interests in the Arrangement that differ from, or are in addition to, their interests as Assure Securityholders or GEOCAN Securityholders.

Directors and Officers of GEOCAN

      The following table sets forth the name, municipality of residence and positions for each of the proposed directors and officers of GEOCAN upon completion of the Arrangement, together with their principal occupations for the past five years, and number of GEOCAN Shares owned, directly or indirectly, or over which control or direction is exercised after giving effect to the Arrangement. The directors of GEOCAN shall hold office until the next annual meeting of GEOCAN Shareholders or until their respective successors have been duly elected or appointed.


                                                                                                     Number of
                                                                                                      GEOCAN
Name and                                                                                              Shares
Municipality of               Proposed                                                             Beneficially
Residence                     Offices Held          Principal Occupation for Past Five Years          Owned(1)
----------------------------------------------------------------------------------------------------------------
Christopher J.                Director              Vice President Heavy Oil since January 2003       126,000
Bloomer(3)(4)(5)(6)                                 and Chief Financial Officer since April
                                                    2003 of Petrobank Energy and Resources
Calgary, Alberta, Canada                            Ltd., an oil and gas exploration and
                                                    production company. Prior
                                                    thereto Managing Director of
                                                    Korn/Ferry International
                                                    (Calgary), an executive
                                                    search firm from May 1999 to
                                                    December 2002.

Raymond P. Cej(3)(5)(6)       Director              Managing Director BA Energy since May 2003,        20,000
Calgary, Alberta, Canada                            an oil and gas exploration and production
                                                    company. Prior thereto
                                                    President and Chief
                                                    Operating Officer of Synenco
                                                    Energy Inc., an oil and gas
                                                    exploration and production
                                                    company from December 2001
                                                    to April 2003. Prior thereto
                                                    President and Chief
                                                    Executive Officer of Anadime
                                                    Corporation, an oil field
                                                    servic3s company, from
                                                    January 200 to August 2001.

Bradley J. Farris(5)          Vice President        Vice President Finance and Chief Financial        619,607
Calgary, Alberta, Canada      Finance, Chief        Officer of GEOCAN.
                              Financial Officer
                              and Director

                                                                                                     Number of
                                                                                                      GEOCAN
Name and                                                                                              Shares
Municipality of               Proposed                                                             Beneficially
Residence                     Offices Held          Principal Occupation for Past Five Years          Owned(1)
----------------------------------------------------------------------------------------------------------------
William C. Guinan(3)(4)(5)    Director and          Partner, Borden Ladner Gervais LLP, a law         211,458
Calgary, Alberta, Canada      Corporate Secretary   firm.

Garry W. Lohuis(6)            Vice President        Vice President Operations of GEOCAN.              351,696
Calgary, Alberta, Canada      Operations, Director

Wayne S. Wadley               President, Chief      President and Chief Executive Officer of        1,385,636(2)
Calgary, Alberta, Canada      Executive Officer     GEOCAN.
                              and Directors


Note:

(1) Number of GEOCAN Shares beneficially owned, directly or indirectly, or over which control or direction is exercised.

(2) Mr. Wadley controls Timberwolf Resources Ltd., which owns 781,625 of these shares.

(3)   Member of the Audit Committee.

(4)   Member of the Corporate Governance Committee.

(5)   Member of the Compensation Committee. (6) Member of the Reserves
      Committee.

      After giving effect to the Arrangement, the directors and senior officers of GEOCAN, as a group, will beneficially own, directly or indirectly, or exercise control or direction over 2,714,397 GEOCAN Shares, on a diluted basis, representing, in aggregate, approximately 7% of the issued and outstanding GEOCAN Shares. See "Information Concerning GEOCAN" in Appendix D to this Information Circular.

Pro-forma Combined Capitalization

      See "Capitalization" in Appendices D and E to this Information Circular for information on the current capitalization of GEOCAN and Assure, respectively, and see "Pro-forma Combined Financial Statements" in Appendix F to this Information Circular for additional information on the pro-forma combined capitalization of GEOCAN.

Principal Holders of Securities

      To the knowledge of the directors and senior officers of GEOCAN, as at the date hereof, but after giving effect to the Arrangement, no person or company will beneficially own, directly or indirectly, or exercise control or direction over, voting securities of GEOCAN carrying more than 10% of the voting rights attached to any class of voting securities of GEOCAN.

Auditors, Transfer Agent and Registrar

      The auditors of GEOCAN are, and will continue to be, PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta. The transfer agent and registrar for the GEOCAN Shares is, and will continue to be, Computershare Trust Company of Canada at its principal offices in Calgary, Alberta.

                               PART IV - CONSENTS

Consent of BDO Dunwoody LLP

We have read the Information Circular (the "Circular") dated August 5, 2005 relating to the proposed plan of arrangement between Assure Energy, Inc. ("Assure") and GEOCAN Energy Inc. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the use in the Circular of our Auditors' report dated April 27, 2005 to the shareholders of Assure on the consolidated balance sheets as at December 31, 2004 and December 31, 2003 and the consolidated statements of operations, deficits and cash flows for each of the years in the two years ended December 31, 2004 and December 31, 2003.

(signed) "BDO Dunwoody LLP"
Chartered Accountants
Calgary, Alberta
August 5, 2005


Consent of Rogoff & Company, PC

We have read the information circular dated August 5, 2005 with respect to a proposed plan of arrangement involving Assure, the successor by amalgamation to Quarry Oil & Gas Ltd. ("Quarry") and GEOCAN Energy Inc. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the use in the above-mentioned information circular of our report to the directors of Assure on the consolidated statements of earnings and comprehensive loss, stockholders' equity and cash flows for the years ended December 31, 2002. Our report is dated March 28, 2003 except for notes 2 and 13(a), as to which the date is March 5, 2004; and note 22, as to which the date is June 29, 2005.

-------------------------------------
(signed) "Rogoff & Company, PC"
Chartered Accountants
August 5, 2005

Consent of PricewaterhouseCoopers LLP

We have read the Information Circular of Assure Energy, Inc. ("Assure") dated August 5, 2005 relating to the arrangement between Assure and GEOCAN Energy Inc. ("GEOCAN"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned circular of our report to the shareholders of GEOCAN on the consolidated balance sheet as at December 31, 2004 and the consolidated statements of operations and retained earnings (deficit) and cash flows for the year ended December 31, 2004. Our report is dated March 18, 2005.


-------------------------------------
(signed) "PricewaterhouseCoopers LLP"
Chartered Accountants
August 5, 2005

Consent of Davis, Daignault Schick & Co.

TO:            The Board of Directors of GEOCAN Energy Inc. (the "Company")

         The Securities Commission or similar regulatory authority in each of the provinces of Canada

We refer to the Information Circular (the "Circular") dated August 5, 2005 relating to the arrangement between the Company and Assure Energy, Inc.

We consent to the use in the Circular of our Auditors' report dated March 15, 2004 to the shareholders of the Company on the following:

      o Consolidated balance sheet as at December 31, 2003 and March 31, 2002;

      o Consolidated statements of income and retained earnings and cash flows for the nine months ended December 31, 2002 and the year ended March 31, 2003.

We report that we have read the Circular and have no reason to believe that there are any misrepresentations in the information therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

This consent is provided solely to the addressees hereto. Any use that a third part makes of this consent, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by a third party as a result decisions made or actions taken based on this consent.


(signed) "Davis, Daignault, Schick & Co."
Calgary, Alberta
Chartered Accountants
August 5, 2005

Consent of Bennett Jones LLP

TO:                  The Board of Directors of Assure Energy, Inc. ("Assure")

      The Securities Commission or similar regulatory authority in each of the provinces of Canada

We hereby consent to the inclusion of and reference to our opinion contained under "Certain Canadian Federal Income Tax Considerations" in the information circular of Assure dated August 5, 2005 with respect to the proposed arrangement involving GEOCAN Energy Inc. and Assure.



-------------------------------------
(signed) "Bennett Jones LLP"
Calgary, Alberta
August 5, 2005

Consent of Borden Ladner Gervais LLP

TO:            The Board of Directors of Assure Energy, Inc. ("Assure")
               The Securities Commission or similar regulatory authority in each of the provinces of Canada

We hereby consent to the inclusion of and reference to our opinion contained under "Certain Canadian Federal Income Tax Considerations" in the information circular of Assure dated August 5, 2005 with respect to the proposed arrangement involving GEOCAN Energy Inc. and Assure.


-------------------------------------
(signed) "Borden Ladner Gervais LLP"
Calgary, Alberta
August 5, 2005

Consent of Haywood Securities Inc.

TO:            The Board of Directors of Assure Energy, Inc. ("Assure")

               The Securities Commission or similar regulatory authority in each of the provinces of Canada

               Re:Information Circular (the "Circular") with respect to a proposed plan of arrangement involving GEOCAN Energy Inc. ("GEOCAN") and Assure.

We refer to the fairness opinion dated August 3, 2005, which we prepared for Assure with respect to the proposed arrangement involving GEOCAN and Assure (the "Fairness Opinion"). We consent to the inclusion of the Fairness Opinion in the Circular.


-------------------------------------
(signed) "Haywood Securities Inc."
Calgary, Alberta
August 5, 2005
Consent of Sproule Associates Limited

TO:            The Board of Directors of GEOCAN Energy Inc. ("GEOCAN")

               The Board of Directors of Assure Energy, Inc. ("Assure")

               The Securities Commission or similar regulatory authority in each of the provinces of Canada

               Re:Information Circular - Proposed Plan of Arrangement between GEOCAN and Assure

Sproule Associates Limited is a firm of independent geological and petroleum engineering consultants of Calgary, Alberta. We prepared the following reports:

      o Evaluation of the P&NG Reserves of GEOCAN Energy Inc. (as of December 31, 2004)", dated March 9, 2005.

      o Evaluation of the P&NG Reserves of Assure Energy, Inc. (as of December 31, 2004)", dated February 28, 2005.

We hereby give our consent to the use of our name and references to, and excerpts from those reports, which are incorporated in the Information Circular with respect to a proposed plan of arrangement involving GEOCAN and Assure dated August 5, 2005.

We have read the information circular and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our reports or that is within our knowledge as a result of the preparation of our reports.


-------------------------------------
(signed) "Sproule Associates Limited"
Calgary, Alberta
August 5, 2005

                                                                          ITEM 3
                                                                          ------

                               ASSURE ENERGY, INC.


                                FORM OF PROXY FOR
             HOLDERS OF COMMON SHARES, PREFERRED SHARES AND WARRANTS


                   FOR THE SPECIAL MEETING OF SECURITYHOLDERS


                   TO BE HELD ON WEDNESDAY, SEPTEMBER 7, 2005


The undersigned, a holder of common shares, preferred shares, and/or warrants to acquire common shares (collectively, "Assure Securities") of Assure Energy, Inc. ("Assure"), hereby appoints Harvey Lalach, President and Chief Executive Officer of Assure, or, failing him, Colin McNeil, a director of Assure or, instead of either of the foregoing, __________________, as proxyholder of the undersigned, with full power of substitution, to attend, act and vote for and on behalf of the undersigned at the special meeting (the "Meeting") of the holders of Assure Securities (collectively, "Assure Securityholders") to be held on Wednesday, September 7, 2005 at 10:00 a.m. (Calgary time) in the Bennett Boardroom, 4500, 855 - 2nd Street S.W., Calgary, Alberta, Canada, and at any adjournment thereof, and on every ballot that may take place in consequence thereof, to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholder's discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the Assure Securities represented by this Form of Proxy in the following manner (check the appropriate box):

1. FOR |_| or AGAINST |_| (and, if no specification is made, FOR) a special resolution, the full text of which is set forth as Appendix A to the information circular of Assure dated August 2, 2005 (the "Information Circular"), approving an arrangement under section 193 of the Business Corporations Act (Alberta), involving Assure, the Assure Securityholders, and GEOCAN Energy Inc., all as more particularly set forth and described in the accompanying Information Circular (the "Arrangement"); and

1. on any other matter that may properly come before the Meeting in such manner as the proxyholder sees fit.

This Form of Proxy is solicited on behalf of the management of Assure. The Assure Securities represented by this Form of Proxy will be voted and, where the holder of Assure Securities has specified a choice with respect to the above matter, will be voted as directed above or, if no direction is given, will be voted IN FAVOUR of the above matter. The person or persons appointed under this Form of Proxy are conferred with discretionary authority with respect to amendments or variations of the matter specified in this Form of Proxy and the Notice of Meeting in respect thereof and with respect to any other matter which may be properly brought before the Meeting or any adjournment thereof. This Form of Proxy should be read in conjunction with the accompanying Information Circular.

THE UNDERSIGNED HEREBY REVOKES ANY PRIOR PROXIES.

         Dated:

                             ------------------------------
                            (if undated,  the proxy will be
                   considered to bear the date on which it was mailed to the Assure Securityholder)

         Name:     ----------------------------------------

                   ----------------------------------------
         Signature:          (please  sign,  date  and  mail
                   promptly in the enclosed  envelope - the
                   signature    on   this    line    should
                   correspond  exactly  with  the  name  in
                   which  the  Securities  subject  to this
                   proxy    are    registered.    If    the
                   registered   holder  of  the  Securities
                   subject to this proxy is a corporation, this proxy must be signed by a director or officer duly authorized to sign on behalf of such corporation.)


 ---------------- -------------- ------------- ---------------
 Type of          Number of      Type of       Number of
 security         security       security      security
 ---------------- -------------- ------------- ---------------
  Common shares                    Private
                                 Placement B
                                   warrants
 ---------------- -------------- ------------- ---------------
    Preferred                      Private
     shares                      Placement C
                                   warrants
 ---------------- -------------- ------------- ---------------
   A warrants                    Compensation
                                  A warrants
 ---------------- -------------- ------------- ---------------
   B warrants                    Compensation
                                  B warrants
 ---------------- -------------- ------------- ---------------
  PP A warrants                    Finance
                                   warrants
 ---------------- -------------- ------------- ---------------


                                     NOTES:
                                                    1.        Each  Assure  Securityholder  has the  right to  appoint  a proxyholder  other than the persons  designated  above, who need not be a holder of Assure  Securities,  to attend  and to act  for and on the  behalf  of such  holder  of  Assure
                                                              Securities  at the  Meeting.  To exercise  such right,  the names of the nominees of  management  should be crossed out and  the  name  of the  Assure  Securityholder's  appointee should be legibly printed in the blank space provided.

                                                    2.        This  Form of  Proxy  must be  dated  and  executed  by the
                                                              Assure  Securityholder  (using  exactly  the  same  name in which the  securities  are  registered)  or by his attorney authorized in writing or, if the Assure  Securityholder  is a body corporate,  by a duly authorized officer or attorney thereof. A copy of any such authorization  should accompany
                                                              this  Form  of  Proxy.   Persons   signing  as   executors,
                                                              administrators, trustees, etc. should so indicate.

                                                    3.        This Form of Proxy  will not be valid and not be acted upon or voted  unless it is  completed  as  outlined  herein and delivered  to Assure  Energy  Inc.  c/o  Continental  Stock
                                                              Transfer & Trust Company,  17 Battery  Place,  New York, NY
                                                              10004, at least 24 hours (excluding Saturdays,  Sundays and statutory  holidays)  prior to the time set for the Meeting or any adjournment  thereof;  provided,  however,  that the
                                                              Chairman  of  the  Meeting  may in  his  discretion  accept proxies  received  after this time up to and  including the time of the  Meeting or any  adjournment  thereof.  A proxy is valid  only at the  Meeting  in  respect  of which it is given or any adjournment of that Meeting.

                                                                          ITEM 4

                               ASSURE ENERGY, INC.

                                   CERTIFICATE


I, Harvey Lalach, in my capacity as President and Chief Executive Officer of Assure Energy, Inc. ("Assure"), and not in my personal capacity, hereby certify that:

1. Assure arranged to have its Notice of Special Meeting of Securityholders, Management Information Circular dated August 5, 2005 and form of Proxy relating to the Special Meeting of Securityholders sent in compliance with National Policy 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer ("NP 54-101") to all beneficial shareholders of Assure at least 21 days prior to the date of its Special Meeting, being September 7, 2005.

2. Assure arranged to have carried out all of the requirements of NP 54-101 in addition to those described in paragraph 1 above.

3.    Assure is relying upon Section 2.20 of NP 54-101.

DATED at Calgary, Alberta this 8th day of August, 2005.

ASSURE ENERGY, INC.


               By:     (signed) "Harvey Lalach"
                       -------------------------------------
                       Harvey Lalach
                       President and Chief Executive Officer

                                                                          ITEM 5

                              AMENDED AND RESTATED
                              ARRANGEMENT AGREEMENT

                                    BETWEEN:

                               GEOCAN ENERGY INC.

                                     - and -

                               ASSURE ENERGY, INC.

                               Dated July 8, 2005

                                TABLE OF CONTENTS

                                                                    Page

Article 1   DEFINITIONS................................................1

Article 2   INTERPRETATION.............................................5

Article 3   ASSURE'S CLOSING CONDITIONS................................6

Article 4   GEOCAN'S CLOSING CONDITIONS................................7

Article 5   MUTUAL CLOSING CONDITIONS..................................8

Article 6   ASSURE'S REPRESENTATIONS, WARRANTIES, COVENANTS
             AND ACKNOWLEDGEMENT......................................10

Article 7   GEOCAN'S REPRESENTATIONS AND WARRANTIES...................16

Article 8   GEOCAN'S COVENANTS........................................23

Article 9   ASSURE'S COVENANTS........................................26

Article 10  TERMINATION...............................................33

Article 11  Privacy Issues............................................35

Article 12  AMENDMENT.................................................36

Article 13  COSTS.....................................................36

Article 14  DISCLOSURE AND TRANSITIONAL...............................36

Article 15  MISCELLANEOUS.............................................37

EXHIBIT 1 - PLAN OF ARRANGEMENT

EXHIBIT 2 - LOCKUP AGREEMENT FORM

                              AMENDED AND RESTATED
                              ARRANGEMENT AGREEMENT

      THIS ARRANGEMENT AGREEMENT, as amended on the 2nd of August, 2005, is made and restated as of the 8th day of July, 2005.

BETWEEN:

            GEOCAN ENERGY INC., a body corporate incorporated under the laws of the Province of Alberta, having an office in Calgary, Alberta (hereinafter called "GEOCAN")

- and -

            ASSURE ENERGY, INC., a body corporate incorporated under the laws of the Province of Alberta, having an office in Calgary, Alberta (hereinafter called "Assure").

      WHEREAS the parties wish to combine the assets and operations of GEOCAN and Assure;

      AND WHEREAS the board of directors of Assure has unanimously determined that it would be in the best interests of Assure and its securityholders to recommend to the securityholders of Assure that they vote in favour of the Arrangement and to cooperate with GEOCAN with respect to the Arrangement and take all reasonable action to support the Arrangement;

      AND WHEREAS the parties hereto intend to carry out certain of the transactions contemplated herein pursuant to an arrangement under the ABCA;

      NOW THEREFORE IN CONSIDERATION of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

                                   ARTICLE 1
                                  DEFINITIONS

1.1 In this Agreement, including in the recitals, unless the context otherwise requires:

      (a)   "ABCA" means the Business Corporations Act (Alberta), R.S.A. 2000,
            c. B-9, as amended, including the regulations promulgated thereunder;

      (b) "Agreement" means this agreement, including the recitals and all Exhibits to this agreement, as amended or supplemented from time to time, and "hereby", "hereof", "herein", "hereunder", "herewith" and similar terms refer to this Agreement and not to any particular provision of this Agreement;

      (c) "Arrangement" means the arrangement under the provisions of Section 193 of the ABCA as set out in the Plan of Arrangement;

      (d) "Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made;

      (e) "Assure" means Assure Energy, Inc., a corporation governed by the ABCA;

      (f) "Assure Acquisition Proposal" means the making of any proposal to Assure or its shareholders from any person (other than GEOCAN) which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition of 20% or more of the outstanding voting shares of Assure; (ii) any acquisition of any material portion of the assets of Assure or an Assure Subsidiary; (iii) an amalgamation, arrangement, merger, or consolidation of any of Assure or an Assure Subsidiary; or (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving Assure or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the Arrangement or which would or could reasonably be expected to materially reduce the benefits of the Arrangement to GEOCAN;

      (g)   "Assure Break Fee" means the sum of $1,000,000;

      (h) "Assure Debt and Working Capital Deficiency" means the aggregate of Assure's indebtedness to any bank or other institutional lender, the indebtedness under the Assure Notes, the Assure Shareholder Loans and Assure's working capital deficiency, but excluding the Assure Preferred Shares and severance and other transaction costs relating to implementation of the Arrangement;

      (i)   "Assure's counsel" means Bennett Jones LLP;

      (j) "Assure Financial Statements" means the audited consolidated financial statements of Assure for the periods ended December 31, 2003 and December 31, 2004, together with the notes thereto and the report of the auditors thereon and the unaudited consolidated financial statements of Assure for the three months ended March 31, 2005, together with the notes thereto;

      (k) "Assure Meeting" means the special meeting of the Assure Securityholders to be called to, inter alia, consider and, if thought fit, authorize, approve and adopt the Arrangement in accordance with the Interim Order, and any adjournments thereof;

      (l) "Assure Notes" means notes of Assure held by certain private investors with dates of repayment ranging from December 28, 2008 to March 15, 2009;

      (m) "Assure Options" means, collectively, all outstanding options as of the date hereof to purchase Assure Shares pursuant to Assure's existing stock option plan;

      (n) "Assure Preferred Shares" means the currently outstanding Series A and Series B preferred shares of Assure;

      (o) "Assure Preferred Share Waiver" means a waiver, in form and substance satisfactory to GEOCAN, acting reasonably, provided by all holders of Assure Preferred Shares, waiving, for the period expiring December 31, 2005, any right to exercise a conversion right attached to such shares whereby they may be converted into Assure Shares;

      (p) "Assure Public Documents" means all documents or information filed by or on behalf of Assure in compliance with or intended compliance with applicable laws and which are accessible by a member of the general public through the System for Electronic Document Analysis and Retrieval (SEDAR) website maintained by the Canadian Securities Administrators or through the EDGAR website maintained by the SEC;

      (q) "Assure Securityholders" means, collectively, the holders of Assure Shares, Assure Preferred Shares and Assure Warrants;

      (r) "Assure Shareholder Loan Mandatory Repayment" means the pro rata repayment of loans made by certain shareholders of Assure to Assure in the aggregate amount of $1,500,000;

      (s) "Assure Shareholder Loans" means currently outstanding loans made by certain shareholders of Assure to Assure;

      (t)   "Assure Shareholders" means the holders of Assure Shares;

      (u) "Assure Shares" means the common shares of Assure as constituted on the date hereof;

      (v) "Assure Subsidiaries" means Assure Oil & Gas Corp. and Westerra 2000 Inc.;

      (w) "Assure Superior Proposal" means, in respect of Assure or its assets, an Assure Acquisition Proposal in respect of which the board of directors of Assure has determined in good faith: (x) that funds or other consideration necessary for the Assure Acquisition Proposal are or are likely to be available; (y) after consultation with its financial advisor (if any) that such Assure Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction, taken as a whole, more favourable to Assure shareholders than the Arrangement; and (z) after receiving the advice of outside legal counsel to such effect, that the taking of such action is recommended for the board of directors to act in a manner consistent with statutory or fiduciary duties of the directors under applicable law;

      (x) "Assure Warrants" means, collectively, all outstanding warrants of Assure as of the date hereof entitling the holders to acquire Assure Shares on the basis set forth in the certificates issued in respect of such warrants, such Assure Warrants being comprised of 1,593,900 A warrants ("Assure A Warrants") with an exercise price of U.S.$0.33 per Assure Share expiring October 1, 2007, 3,600,000 B warrants ("Assure B Warrants") with an exercise price of U.S.$0.67 per Assure Share expiring July 1, 2008, 2,100,000 private placement warrants ("Assure PP A Warrants") with an exercise price of U.S.$1.00 per Assure Share expiring July 1, 2007, 533,500 private placement warrants ("Assure PP B Warrants") with an exercise price of U.S.$2.50 per Assure Share expiring February 26, 2008, 50,000 private placement warrants ("Assure PP C Warrants") with an exercise price of U.S.$2.50 per Assure Share expiring September 1, 2006, 90,000 compensation warrants ("Assure Compensation A Warrants") with an exercise price of U.S.$3.00 per Assure Share expiring April 7, 2008, 60,000 compensation warrants ("Assure Compensation B Warrants") with an exercise price of U.S.$4.05 per Assure Share expiring December 24, 2005, and 350,000 finance warrants ("Assure Finance Warrants") with an exercise price of U.S.$3.10 per Assure Share expiring March 15, 2008, (where the Assure PP B Warrants, Assure PP C Warrants, Assure Compensation A Warrants, Assure Compensation B Warrants and Assure Finance Warrants collectively defined as "Assure Other Warrants");

      (y) "business day" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the city of Calgary for the transaction of banking business;

      (z) "Confidentiality Agreement" means the confidentiality agreement between GEOCAN and Assure dated May 10, 2005;

      (aa) "control" means, with respect to control of a body corporate by a person, the holding (other than by way of security) by or for the benefit of that person of securities of that body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate (whether or not securities of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) provided that such votes, if exercised, are sufficient to elect a majority of the board of directors of the body corporate;

      (bb)  "Court" means the Court of Queen's Bench of Alberta;

      (cc) "Effective Date" means the date on which the Arrangement becomes effective under the ABCA;

      (dd) "Final Order" means the final order of the Court approving the Arrangement pursuant to Section 193(9)(a) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

      (ee) "GEOCAN" means GEOCAN Energy Inc., a body corporate incorporated under the ABCA;

      (ff)  "GEOCAN Break Fee" means the sum of $1,500,000;

      (gg) "GEOCAN Financial Statements" means the audited consolidated financial statements of GEOCAN for the periods ended December 31, 2003 and December 31, 2004, together with the notes thereto and the report of the auditors thereon and the unaudited consolidated financial statements of GEOCAN for the three months ended March 31, 2005, together with the notes thereto;

      (hh) "GEOCAN Public Documents" means all documents or information filed by or on behalf of GEOCAN in compliance with or intended compliance with applicable laws and which are accessible by a member of the general public through the System for Electronic Document Analysis and Retrieval (SEDAR) website maintained by the Canadian Securities Administrators;

      (ii) "GEOCAN Shares" means Class A common shares of GEOCAN as constituted on the date hereof;

      (jj) "GEOCAN Subsidiaries" means GEOCAN Saskatchewan Inc. and GEOCAN Energy CL.C. s.r.o.;

      (kk) "In Writing" means a written disclosure letter, dated the date hereof and delivered concurrently with the execution hereof, from GEOCAN or Assure, as the case may be, to the other party providing specific disclosure of the matters covered therein;

      (ll) "Income Tax Act" means the Income Tax Act (Canada), R.S.C. 1985, c. 1 (5th Supp), as amended, including the regulations promulgated thereunder;

      (mm) "Interim Order" means an interim order of the Court concerning the Arrangement pursuant to Section 193(4) of the ABCA, containing declarations and directions with respect to the Arrangement and the holding of the Assure Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

      (nn) "Information Circular" means the information circular and proxy statement of Assure to be mailed to Assure Securityholders in connection with the holding of the Assure Meeting;

      (oo) "Letter Agreement" means the agreement between GEOCAN and Assure dated June 17, 2005 providing for, among other things, the Arrangement;

      (pp) "Lockup Agreements" mean the lockup agreements of the directors and officers of Assure in the form attached hereto as Exhibit 2;

      (qq) "Material Adverse Change" means any change or effect (or any condition, event or development involving a prospective change or effect) in or on the business, operations, results of operations, assets, capitalization, financial condition, licenses, permits, concessions, rights or liabilities, whether contractual or otherwise, of a party which is materially adverse to the business, operations or financial condition of such party, other than a change or effect (i) which arises out of a matter that has been disclosed In Writing to the other party prior to the other party entering into this Agreement, (ii) resulting from conditions affecting the oil and gas industry in the jurisdictions in which such party holds its assets, taken as a whole, or (iii) resulting from general economic, financial, currency exchange, securities or commodity market conditions (including, without limitation, the prices of crude oil and natural gas) in Canada, the United States or elsewhere;

      (rr) "Material Adverse Effect" means any effect that is, or would reasonably be expected to be, material and adverse to the business, operations or financial condition of Assure or GEOCAN but "Material Adverse Effect" shall not include an effect resulting from any of the matters referred to in subparagraphs (i), (ii) or (iii) of the definition of "Material Adverse Change" above;

      (ss) "misrepresentation" includes any untrue statement of a material fact, any omission to state a material fact that is required to be stated and any omission to state a material fact that is necessary to be stated in order for a statement not to be misleading;

      (tt)  "OTCBB" means the OTC Bulletin Board;

      (uu) "person" includes any individual, partnership, firm, trust, body corporate, government, governmental body, agency or instrumentality, unincorporated body of persons or association;

      (vv) "Plan of Arrangement" means the plan of arrangement in the form substantially as set out in Exhibit 1 hereto as amended or supplemented from time to time in accordance with Article 12 hereof;

      (ww) "Registrar" means the registrar appointed pursuant to Section 253 of the ABCA;

      (xx) "Returns" means all reports, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;

      (yy)  "SEC" means the United States Securities and Exchange Commission;

      (zz) "subsidiary" means, when used to indicate a relationship with another entity:

            (i) an entity which is controlled by (A) that other, or (B) that other and one or more entities, each of which is controlled by that other, or (C) two or more entities each of which is controlled by that other, or

            (ii)  a subsidiary of an entity that is the other's subsidiary,

      (aaa) "Tax Pools" means undepreciated capital cost of any particular class of depreciable property, earned depletion base, cumulative Canadian exploration expense, cumulative Canadian development expense, cumulative Canadian oil and gas property expense, foreign exploration and development expense, capital losses, non-capital losses, cumulative eligible capital, attributed Canadian royalty income and investment tax credits, all as defined in the Income Tax Act and the Alberta Corporate Tax Act, as the case may be;

      (bbb) "Taxes" means all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, employment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers' compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which the applicable party to this Agreement or any subsidiary of such party, as the case may be, is required to pay, withhold or collect; and

      (ccc) "TSX" means the Toronto Stock Exchange.

1.2   The following Exhibits form part of this Agreement:

            Exhibit 1 - Plan of Arrangement

            Exhibit 2 - Lock-up Agreement form.

                                   ARTICLE 2
                                 INTERPRETATION

2.1 The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

2.2 Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph, clause, subclause or schedule by number or letter or both refer to the article, section, subsection, paragraph, clause, subclause or schedule, respectively, bearing that designation in this Agreement.

2.3 In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa; words importing gender shall include all genders.

2.4 In the event that the date on which any action is required to be taken hereunder by any of the parties is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

2.5 References in this Agreement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

2.6 Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada.

2.7 All representations, warranties, covenants and opinions in or contemplated by this Agreement as to the enforceability of any covenant, agreement or document are subject to enforceability being limited by applicable bankruptcy, insolvency, reorganization and other laws affecting creditors rights generally, and the discretionary nature of certain remedies (including specific performance and injunctive relief).

2.8 This Agreement have been amended and restated on August 2, 2005. Notwithstanding such amendment and restatement, this Agreement shall be dated as of July 8, 2005 and all references as to the date hereof or which speak to the date of execution herein shall be considered to be as at July 8, 2005.

                                   ARTICLE 3
                           ASSURE'S CLOSING CONDITIONS

3.1 The obligation of Assure to complete the Arrangement is subject to the fulfillment of the following conditions precedent on or before the Effective Date:

      (a) the representations and warranties made by GEOCAN in Section 7.1 hereof shall be true as of the Effective Date as if made on and as of such date (except to the extent such representation and warranty speaks as of a particular date) except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect on GEOCAN and GEOCAN shall have provided to Assure a certificate of an officer of GEOCAN certifying (to the best of his knowledge and not in his personal capacity) as to such matters on the Effective Date;

      (b) GEOCAN shall have furnished Assure (all in form acceptable to Assure, acting reasonably) with certified copies of the resolutions duly passed by the board of directors of GEOCAN approving this Agreement and the consummation of the transactions contemplated hereby;

      (c) GEOCAN shall have complied in all material respects with its covenants in this Agreement and GEOCAN shall have provided to Assure a certificate of an officer of GEOCAN certifying (to the best of his knowledge and not in his personal capacity) as to such compliance;

      (d) releases by GEOCAN and Assure of Assure's directors and officers, and any employees who have provided releases pursuant to Section 9.1(u) hereof, which shall include normal course exceptions respecting confidentiality, fraud, negligence, criminal behaviour, wilful misconduct or failure to act honestly, in good faith and in the best interests of Assure, shall have been delivered;

      (e) GEOCAN shall have entered into written agreement effective as of the Effective Date satisfactory to Assure, acting reasonably, pursuant to which GEOCAN shall agree that, for a period of three years after the Effective Date, GEOCAN shall cause to be maintained directors' and officers' liability insurance providing coverage on a "trailing" or "run-off" basis for all present (to the Effective Date) and former directors and officers of Assure with respect to claims arising from facts or events which occurred before the Effective Date, such insurance to have substantially the same coverage limits and terms from time to time as GEOCAN provides for its own directors and officers;

      (f) there shall not have occurred any Material Adverse Change in respect of GEOCAN;

      (g)   the Assure Shareholder Loan Mandatory Repayment shall have occurred;

      (h) the GEOCAN Shares issueable pursuant to the Arrangement shall be freely tradeable by the holders of such GEOCAN Shares subject to requirements of general application, the TSX and in respect of trades by control persons; and

      (i) Assure shall have received an opinion of legal counsel dated as of the Effective Date, in respect of such matters related to the transactions contemplated by this Agreement and the Arrangement as may reasonably be requested by Assure.

      The foregoing conditions precedent are for the benefit of Assure and may be waived, in whole or in part, by Assure in writing at any time. Subject to Section 10.4, if any of the conditions precedent set forth in this article shall not be complied with or waived by Assure on or before the date required for the performance thereof, Assure may, in addition to the other remedies they may have at law or equity, rescind and terminate this Agreement by written notice from Assure to GEOCAN.

                                   ARTICLE 4
                           GEOCAN'S CLOSING CONDITIONS

4.1 The obligations of GEOCAN to complete the Arrangement are subject to fulfillment of the following conditions precedent on or before the Effective Date:

      (a) the representations and warranties made by Assure in Section 6.1 hereof shall be true as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak to a particular date and except, in the case of
            Section 6.1(e) hereof, to the extent the number of Assure Shares and Assure Warrants has changed as a result of the exercise of such warrants prior to the Effective Date) except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect on Assure and Assure shall have provided to GEOCAN a certificate of an officer of Assure certifying (to the best of his knowledge and not in his personal capacity) as to such matters on the Effective Date;

      (b)   Assure shall have furnished GEOCAN with:

            (i) certified copies of the resolutions duly passed by the board of directors of Assure approving this Agreement and the consummation of the transactions contemplated hereby and directing the submission of the Arrangement for approval at the Assure Meeting and recommending that Assure Securityholders vote in favour of the Arrangement; and

            (ii) certified copies of the special resolution of Assure Securityholders, duly passed at the Assure Meeting, approving the Arrangement in accordance with the Interim Order;

      (c) Assure shall have complied in all material respects with its covenants in this Agreement and Assure shall have provided to GEOCAN, a certificate of an officer certifying (to the best of his knowledge and not in his personal capacity) as to such compliance;

      (d) not more than 500,000 Assure A Warrants and not more than 1,200,000 Assure B Warrants shall remain outstanding;

      (e) GEOCAN shall be satisfied that, immediately after the Effective Date, there will not be outstanding any securities exercisable or convertible into Assure Shares;

      (f) the aggregate number of Assure Securities held by Assure Securityholders exercising their right to dissent shall not exceed an amount equal to 10% of the aggregate outstanding Assure Shares and Assure Warrants;

      (g) resignations, on or prior to the Effective Date, of all of Assure's directors, officers, employees and consultants shall have been delivered (in the case of directors, in a manner which allows for the orderly replacement of directors);

      (h) releases by Assure's directors and officers of Assure and GEOCAN, which shall include normal course exceptions respecting any statutory or contractual indemnities by Assure of such parties, shall have been delivered;

      (i) no lawsuits, claims or regulatory proceedings shall be pending, threatened or in existence that would prevent or effect in a materially adverse manner GEOCAN's ownership or operation of all or a material portion of Assure's business or assets or impose any limitations on GEOCAN's exercise of full ownership rights of the Assure Shares;

      (j) the board of directors of Assure shall not have withdrawn, modified or changed any of its recommendations, approvals, resolutions or determinations referred to in Section 6.1(u) in a manner materially adverse to GEOCAN or to the completion of the Arrangement;

      (k) there shall not have occurred any Material Adverse Change in respect of Assure;

      (l)   the Assure Preferred Share Waiver shall have been delivered; and

      (m) GEOCAN shall have received an opinion of legal counsel dated as of the Effective Date, in respect of such matters related to the transactions contemplated by this Agreement and the Arrangement as may be reasonably be requested by GEOCAN.

4.2 GEOCAN shall be entitled to terminate this Agreement by written notice at any time after July 18, 2005 if Lockup Agreements have not been executed and delivered to GEOCAN by each of the current directors and officers of Assure.

4.3 The foregoing conditions precedent are for the benefit of GEOCAN and may be waived, in whole or in part, by GEOCAN in writing at any time. Subject to Section 10.4, if any of the conditions precedent set forth in this article shall not be complied with or waived by GEOCAN on or before the date required for the performance thereof, GEOCAN may, in addition to the other remedies they may have at law or equity, rescind and terminate this Agreement by written notice to Assure.

                                   ARTICLE 5
                            MUTUAL CLOSING CONDITIONS

5.1 The obligations of GEOCAN and Assure to complete the Arrangement are subject to fulfillment of the following conditions precedent on or before the Effective Date or such other time as is specified below:

      (a) the Interim Order shall have been granted in form and substance satisfactory to GEOCAN and Assure, acting reasonably, on or before August 18, 2005 and shall not have been set aside or modified in a manner unacceptable to such parties acting reasonably, on appeal or otherwise;

      (b) a special resolution or resolutions approving the Arrangement shall have been passed by the Assure Securityholders as may be required pursuant to the Interim Order and any applicable regulatory requirements on or before October 5, 2005, subject to an extension of up to 20 days pursuant to Section 10.4, in form and substance satisfactory to each of GEOCAN and Assure, each acting reasonably;

      (c) on or before October 5, 2005, subject to an extension of up to 20 days pursuant to Section 10.4, the Final Order shall have been granted in form and substance satisfactory to GEOCAN and Assure, each acting reasonably;

      (d) the Arrangement shall have become effective on or before October 6, 2005, subject to an extension of up to 20 days pursuant to Section 10.4;

      (e) the Articles of Arrangement relating to the Arrangement shall be in form and substance satisfactory to GEOCAN and Assure, each acting reasonably;

      (f) there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

            (i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other material transactions contemplated herein; or

            (ii) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein;

      (g) all requisite domestic and foreign regulatory approvals and consents, necessary in connection with the transactions contemplated hereby including, without limitation, those under the Investment Canada Act and of the TSX to the issuance of the GEOCAN Shares to be issued under the Arrangement and those of the SEC shall have been obtained on terms and conditions satisfactory to GEOCAN and Assure, each acting reasonably, and all applicable domestic and foreign statutory or regulatory waiting periods to the transactions contemplated under the Arrangement shall have expired or been terminated, and no objection or opposition shall have been filed, initiated or made by any regulatory authority during any applicable statutory or regulatory period;

      (h) except, in the case of (i) below for those disclosed In Writing to GEOCAN or Assure, as the case may be, no act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court or tribunal or government agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, and no law, regulation or policy shall have been proposed, enacted, promulgated or applied:

            (i) which has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations or conditions on the Arrangement; or

            (ii) which would have a Material Adverse Effect on GEOCAN or Assure;

      (i) there shall not have occurred any actual or threatened change (including any proposal by the Minister of Finance (Canada) to amend the Income Tax Act (Canada) or any announcement, governmental or regulatory initiative, condition, event or development involving a change or a prospective change) that, in the sole judgment of GEOCAN or Assure, acting reasonably, directly or indirectly, has or may have material adverse significance with respect to the business or operations of either of GEOCAN or Assure, in which either of them has a material interest or with respect to the regulatory regime applicable to their respective business and operations;

      (j) all third parties consents, including, without limitation, consent of lenders to GEOCAN or Assure, required in connection with the matters contemplated by this Agreement and the Arrangement shall have been obtained; and

      (k) if applicable, the relevant waiting period in section 123 of the Competition Act (Canada) shall have expired and: (i) an advance ruling certificate ("ARC") pursuant to section 102 of the Competition Act shall have been issued by the Commissioner of the Competition Bureau ("Commissioner") appointed under the Competition Act (Canada); or (ii) a "no action letter" satisfactory to each of GEOCAN and Assure, acting reasonably, indicating that the Commissioner has determined not to make an application for an order under section 92 of the Competition Act (Canada) shall have been received from the Commissioner, and any terms and conditions attached to any such letter shall be acceptable to each of GEOCAN and Assure, acting reasonably; and in addition, in the event that the ARC or "no action" letter described in (i) or (ii) in the foregoing is issued, there shall be no threatened or actual application by the Commissioner for an order under section 92 or 100 of the Competition Act (Canada).

      The foregoing conditions are for the mutual benefit of GEOCAN and Assure and may be waived, in whole or in part, by GEOCAN and Assure together, at any time. Subject to Section 10.4, if any of the conditions precedent set forth in this Article shall not be complied with or waived as aforesaid on or before the date required for the performance thereof, GEOCAN or Assure may, in addition to the other remedies they may have at law or in equity, rescind and terminate this Agreement by written notice to the other party.

                                   ARTICLE 6
       ASSURE'S REPRESENTATIONS, WARRANTIES, COVENANTS AND ACKNOWLEDGEMENT

6.1 Assure hereby represents and warrants (and, as applicable, covenants) to GEOCAN as follows and acknowledges that GEOCAN is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement:

      (a) Assure and each Assure Subsidiary is a corporation validly existing under the laws of Alberta or, in the case of Assure Oil & Gas Corp., Ontario, and has the requisite corporate power and authority to own its properties and conduct its business as such business is now conducted of such property is now owned. Assure and each Assure Subsidiary is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Assure and the Assure Subsidiaries, taken as a whole.

      (b) Assure has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by Assure's board of directors, and (except for approvals contemplated by this Agreement) no other corporate proceedings on the part of Assure is necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Assure and constitutes the legal, valid and binding obligation of Assure enforceable against Assure in accordance with its terms.

      (c) Except for the approvals contemplated in this Agreement, the execution and delivery of this Agreement, by Assure, the consummation of the transactions contemplated hereby and compliance by Assure with any of the provisions hereof will not: (i) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any encumbrance upon any of the properties or assets of Assure or any Assure Subsidiary under any of the terms, conditions or provisions of (x) the constating documents of Assure or any Assure Subsidiary, or (y) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other material instrument or obligation to which Assure or any Assure Subsidiary is a party or to which it, or any of its properties or assets, may be subject or by which Assure or any Assure Subsidiary is bound, other than a requirement for consent from Assure's banker; (ii) violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Assure or any Assure Subsidiary; (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults or terminations which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on Assure and the Assure Subsidiaries, taken as a whole, or on the ability of Assure to consummate the transactions contemplated hereby); or (iii) cause the suspension or revocation of any authorization, consent, approval or license of Assure or any Assure Subsidiary currently in effect which would have a Material Adverse Effect on Assure and the Assure Subsidiaries, taken as a whole.

      (d) Except for the approvals contemplated in this Agreement and approvals that have been obtained and other than in the normal course in connection with or in compliance with the provisions of securities laws and any pre merger notification statutes, (i) there is no legal impediment to Assure's consummation of the transactions contemplated by this Agreement or any agreement contemplated hereunder, and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by Assure or any Assure Subsidiary in connection with the making of this Agreement or the consummation of the transactions contemplated by this Agreement or any agreement contemplated hereunder, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on Assure or any Assure Subsidiary or the ability of Assure to consummate the transactions contemplated hereby.

      (e) As of the date hereof (i) the authorized share capital of Assure consists of 4,977,250 Blank Check Preferred Shares, 17,500 Series A Preferred Shares, 5,250 Series B Preferred Shares and 100,000,000 Assure Shares, and 24,808,042 Assure Shares, 17,500 Series A Preferred Shares and 5,250 Series B Preferred Shares are issued and outstanding, (ii) there are no outstanding Assure Options, and (iii) 8,377,400 Assure Shares are issuable pursuant to outstanding Assure Warrants. Except as set forth in the immediately preceding sentence, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Assure of any shares of Assure (including Assure Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Assure (including Assure Shares), nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attribute of Assure. All outstanding Assure Shares have been duly authorized and validly issued, are fully paid and non assessable and are not subject to, nor were they issued in violation of, any pre emptive rights, and all Assure Shares issuable upon exercise of the Assure Warrants, in accordance with their terms will be duly authorized and validly issued, fully paid and non assessable and will not be subject to any pre emptive rights. (f) Since December 31, 2004, there has not been any Material Adverse Change in respect of Assure and the Assure Subsidiaries, taken as a whole.

      (g) To the best of the knowledge of Assure, all material data and information provided by Assure or its agents to GEOCAN and its agents and representatives is true and correct in all material respects and Assure has not withheld from GEOCAN any material information or documents concerning Assure or any Assure Subsidiary or its assets or liabilities during the course of GEOCAN's review of Assure and its assets and operations.

      (h) Except (a) as disclosed or reflected in the audited consolidated financial statements of Assure as at December 31, 2004 previously delivered to GEOCAN, and (b) for liabilities and obligations (i) incurred in the ordinary course of business, (ii) pursuant to or in connection with the terms of this Agreement, or (iii) as disclosed In Writing to GEOCAN, neither Assure nor any Assure Subsidiary has incurred any material liabilities of any nature, whether accrued, contingent or otherwise or which would be required by generally accepted accounting principles applicable in Canada to be reflected on a consolidated balance sheet of Assure as of the date hereof.

      (i) Since December 31, 2004, except as disclosed in the subsequent event notes of the Assure Financial Statements, neither Assure nor any Assure Subsidiary has taken any action that would be in violation of
            Section 9.1(a) if such provision had been in effect since such date, other than violations which would not have any Material Adverse Effect on the business, operations or financial condition of Assure and the Assure Subsidiaries, taken as a whole, and would not materially affect Assure's ability to consummate the transactions contemplated hereby.

      (j) As of their respective dates, the Assure Financial Statements were prepared in accordance with generally accepted accounting principles applicable in Canada (except as otherwise indicated in such financial statements and the notes thereto or, in the related report of Assure's independent auditors), and fairly present the financial position, results of operations and changes in financial position of Assure as of the dates thereof and for the periods indicated therein.

      (k) Assure has no subsidiaries other than the Assure Subsidiaries. Each Assure Subsidiary is wholly owned by Assure and no person holds any options, warrants or other securities or otherwise has any right to acquire any security of an Assure Subsidiary. Assure holds 39% of the equity securities of Keantha Holdings Inc.

      (l) The corporate records and minute books of Assure and each Assure Subsidiary are complete and accurate in all material respects.

      (m) To Assure's knowledge, there are no unanimous shareholders agreements, voting trusts, escrow agreements or similar agreements (other than the Lockup Agreements) among the Assure Shareholders relating to Assure or the Assure Shares or other securities of Assure.

      (n) There is no claim, action, proceeding or investigation pending or, to the knowledge of Assure, threatened against or relating to Assure or any Assure Subsidiary affecting any of its properties or assets before any court or governmental or regulatory authority or body that, if adversely determined, is likely to have a Material Adverse Effect on Assure and the Assure Subsidiaries, take as a whole, or prevent or materially delay consummation of the transactions contemplated by this Agreement, nor is Assure aware of any basis for any such claim, action, proceeding or investigation. Neither Assure not any Assure Subsidiary is subject to any outstanding order, writ, injunction or decree that has had or is reasonably likely to have a Material Adverse Effect on Assure and the Assure Subsidiaries, taken as a whole, or prevent or materially delay consummation of the transactions contemplated by this Agreement or the Plan of Arrangement.

      (o)   Except as has been disclosed In Writing to GEOCAN:

            (i) Assure and each Assure Subsidiary is not, to the knowledge of Assure, in material violation of any applicable federal, provincial, municipal or local laws, regulations, orders, government decrees or ordinances with respect to environmental, health or safety matters (collectively, "Environmental Laws");

            (ii) Assure and each Assure Subsidiary has, to the knowledge of Assure, operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all contaminants without material violation of Environmental Laws which has not been rectified;

            (iii) to the knowledge of Assure, there have been no material spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes which have not been rectified or are in the process of being rectified on any of the real property owned or leased by Assure or any Assure Subsidiary during the period of its ownership or tenure or under its control during the period in which it has had control;

            (iv) to the knowledge of Assure, there have been no material releases, deposits or discharges, in material violation of Environmental Laws, of any hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by Assure or any Assure Subsidiary which has not been rectified;

            (v) no material orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of Assure and each Assure Subsidiary other than abandonment and similar notices issued in connection with the normal course of business;

            (vi) Assure and each Assure Subsidiary holds all material licences, permits and approvals required under any Environmental Laws in connection with the operation of its business and the ownership and use of its assets, all such licences, permits and approvals are in full force and effect; and

            (vii) Assure has provided GEOCAN with true and complete copies of all environmental reports, audits and reviews that it or any Assure Subsidiary has in respect of its assets.

      (p) Neither Assure nor any Assure Subsidiary has received notice of any proposed environmental policies or laws which Assure reasonably believes would have a Material Adverse Effect on any oil and/or gas exploration, development or production operations of Assure and the Assure Subsidiaries, taken as a whole, other than those that apply to the industry generally.

      (q) Policies of insurance in force as of the date hereof naming Assure or an Assure Subsidiary as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of Assure and the Assure Subsidiaries as would be customary in respect of the businesses carried on by Assure and the Assure Subsidiaries.

      (r)   (i)   All Returns required to be filed by or on behalf of Assure and each Assure Subsidiary have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects. All Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis or have been accrued for on Assure's consolidated financial statements, and no other
                  Taxes are payable by Assure or any Assure Subsidiary with respect to items or periods covered by such Returns.

            (ii) Assure and each Assure Subsidiary has paid or provided adequate accruals in the Assure Financial Statements for Taxes, including income taxes and related future taxes, in conformity with generally accepted accounting principles applicable in Canada.

            (iii) No material deficiencies exist or have been asserted with respect to Taxes of Assure or any Assure Subsidiary. Neither Assure nor any Assure Subsidiary is a party to any action or proceeding for assessment, reassessment or collection of Taxes, nor has such event been asserted or threatened against Assure or any Assure Subsidiary. No waiver or extension of any limitation period is in effect with respect to Taxes or Returns of Assure or any Assure Subsidiary. The Returns of Assure or any Assure Subsidiary have never been audited by a government or taxing authority, nor is any such audit in process, pending or threatened, other than such audits which are no longer outstanding.

            (iv) Assure and each Assure Subsidiary has withheld from each payment made to any of its officers, directors, and employees and former officers, directors and employees the amount of all Taxes (including, without limitation, income tax) and other deductions required to be withheld therefrom and has paid the same to the proper tax or other authority within the time required under any applicable tax legislation.

      (s) For all periods since the incorporation of Assure and each Assure Subsidiary, GEOCAN has been furnished by Assure with true and complete copies of (i) relevant portions of income tax audit reports, statements of deficiencies, closing or other agreements received by Assure or any Assure Subsidiary or on behalf of Assure or any Assure Subsidiary relating to Taxes; and (ii) all federal and provincial income or franchise tax returns for Assure and each Assure Subsidiary.

      (t) Assure is a "reporting issuer", or the equivalent thereof, in the provinces of British Columbia and Alberta, there are more than 50 beneficial holders of Assure Shares and the Assure Shares are listed only on the OTCBB and the Berlin and Frankfurt stock exchanges and no other securities of Assure are listed on any stock exchange.

      (u) The board of directors of Assure has determined that the Arrangement is fair to the Assure Shareholders, that the Arrangement is in the best interests of Assure and the Assure Shareholders, has unanimously approved the Arrangement and the entering into of this Agreement and, subject to section 9.3(c) and section 9.4, has resolved to unanimously recommend that Assure Securityholders vote in favour of the Arrangement.

      (v)   Except for contracts disclosed In Writing to GEOCAN:

            (i) neither Assure nor any Assure Subsidiary has in effect any bonus plan, commission plan, profit sharing plan, pension plan, royalty plan or arrangement or employee benefit plan for the benefit of any employees, officers, directors or shareholders of Assure or any Assure Subsidiary and it is not a party to any written employment or consulting agreement, existing or proposed, with any person except for medical and dental plans maintained for the benefit of Assure's officers and employees;

            (ii) Assure has provided adequate accruals in Assure's audited consolidated financial statements for the year ended December 31, 2004 (or such amounts are fully funded) for all pension or other employee benefit obligations of Assure or any Assure Subsidiary arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Assure or any Assure Subsidiary as well as for any other payment required to be made by Assure or any Assure Subsidiary in connection with the termination of employment or retirement of any employee of Assure or any Assure Subsidiary in respect of the fiscal period ended December 31, 2004; and

            (iii) neither Assure nor any Assure Subsidiary has any stock option plans.

      (w) Except for contracts disclosed In Writing to GEOCAN, neither Assure nor any Assure Subsidiary is a party to any employment or management agreement or to any written or oral policy, agreement, obligation or understanding or any amendment thereto which contains any specific agreement as to notice of termination or severance pay in lieu thereof or which cannot be terminated without cause on giving reasonable notice as may be implied by law.

      (x) There is not in effect with respect to Assure or any Assure Subsidiary, any shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire Assure Shares or other securities of Assure or any Assure Subsidiary or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or on the Arrangement becoming effective.

      (y) Neither Assure nor any Assure Subsidiary has waived or released the applicability of any "standstill" or other provisions of any confidentiality agreements entered into by Assure.

      (z) As at June 30, 2005, the Assure Debt and Working Capital Deficiency does not exceed $18,000,000.

      (aa) There is no non-competition, exclusivity or other similar agreement, commitment or understanding in place, whether written or oral, to which Assure or any Assure Subsidiary is a party or is otherwise bound that would now or hereafter, in any way limit the business or operations of Assure or any Assure Subsidiary (a) in a particular manner or to a particular locality or geographic region, or (b) for a limited period of time.

      (bb) Except as expressly provided herein, the execution, delivery and performance of this Agreement does not and will not result in the restriction of Assure from engaging in its businesses or from competing with any person or in any geographical area.

      (cc) Assure's and each Assure Subsidiary's Canadian and Alberta Tax Pools as at December 31 2004 were as disclosed to GEOCAN In Writing.

      (dd) Since December 31, 2004, Assure and each Assure Subsidiary has conducted and is conducting its business substantially in accordance with good oilfield practices and in compliance in all material respects with all applicable laws, rules and regulations and, in particular, all applicable licensing legislation, regulations or by-laws or other requirements of any governmental or regulatory bodies applicable to Assure and each Assure Subsidiary in each jurisdiction in which it carries on business and holds all licences, registrations and qualifications material to its business and assets in all jurisdictions in which it carries on business as now conducted, except where the failure to so conduct business or be in such compliance would not be likely to have a Material Adverse Effect on Assure and the Assure Subsidiaries, taken as a whole, and none of such licences, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any Material Adverse Effect on Assure and the Assure Subsidiaries, taken as a whole.

      (ee) Although it does not warrant title, Assure does not have reason to believe that it does not have good and marketable title to or the irrevocable right to produce and sell its petroleum, natural gas and related hydrocarbons (for the purposes of this clause, the foregoing are referred to as the "Interests") and does represent and warrant that the Interests are free and clear of all liens, charges, encumbrances, restrictions or adverse claims created by, through or under Assure other than any liens or encumbrances that may be outstanding pursuant to credit agreements with Assure's bank, and those arising in the ordinary course of business, which are not material in the aggregate, and to the knowledge of Assure after due inquiry, Assure holds its Interests under valid and subsisting leases, licenses, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements.

      (ff) Except as disclosed In Writing to GEOCAN, there are no material contracts or agreements which have created, or may create, any material obligation to Assure or any Assure Subsidiary or from which it derives or could derive any material benefit which is required by Assure or any Assure Subsidiary to carry on its business as now conducted by it or as is now proposed to be carried on by it, except those contracts which are in the ordinary course of business, or which are reflected in the Assure Financial Statements. For the purpose of this representation and warranty, contracts shall be deemed to give rise to a material obligation that provides for expenditures by Assure or any Assure Subsidiary which aggregate more than $250,000 during the next 12 months following the date hereof.

      (gg) To the best of Assure's knowledge, all ad valorem, property, production, severance and similar taxes and assessments based on or measured by the ownership of property or the production of petroleum substances or the receipts of proceeds therefrom payable by Assure or any Assure Subsidiary in respect of any properties or assets up to the date hereof and to the Effective Date have been or will be properly and fully paid and discharged.

      (hh) No officer, director, employee or any other person not dealing at arm's length with Assure or any Assure Subsidiary, or, to the knowledge of Assure, any associate or affiliate of any such person or any party owns, has or is entitled to any royalty, net profits interest, carried interest or other encumbrances or claims of any nature whatsoever which are based on production from Assure's or any Assure Subsidiary's properties or assets or any revenue or rights attributed thereto.

      (ii) Except as disclosed In Writing to GEOCAN, there are no material contracts or arrangements to which Assure or any Assure Subsidiary is a party with any director, officer, employee or any other person not dealing at arm's length with Assure or any Assure Subsidiary, or any associate or affiliate of any such director, officer, employee or any other person not dealing at arm's length with Assure, nor is there any material indebtedness owing by Assure or any Assure Subsidiary to any such parties or by any such parties to Assure or any Assure Subsidiary, other than employment agreements, copies of which have previously been provided to GEOCAN.

      (jj) Except as disclosed In Writing to GEOCAN, or as incurred in the ordinary course of business provided they do not give rise to a material obligation on the part of Assure or any Assure Subsidiary, Assure or any Assure Subsidiary is not a party to or bound by any agreement, guarantee, indemnification, or endorsement or like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any person, firm or corporation.

      (kk) Except as disclosed In Writing to GEOCAN, Assure or any Assure Subsidiary has no obligation to incur and renounce in accordance with the Income Tax Act (Canada) any expenditures required to be renounced to holders of any flow through shares issued by it.

      (ll) Except as disclosed in the consolidated financial statements (including the notes thereto) of Assure for the first financial quarters of the 2005 financial year, Assure has not, since December 31, 2004, made any change in its accounting principles and practices as theretofore applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings and profits and losses are ascertained.

      (mm) The information and statements set forth in the Assure Public Documents as at the date hereof, as relates to Assure and the Assure Subsidiaries, are true, correct, and complete and did not contain any misrepresentation, as of the respective dates of such information or statements, and no material change has occurred in relation to Assure and the Assure Subsidiaries which is not disclosed in the Assure Public Documents, and Assure has not filed any confidential material change reports which continue to be confidential.

      (nn) Except as disclosed in writing to GEOCAN, no securities commission or similar regulatory authority or stock exchange in Canada or elsewhere has issued any order which is currently outstanding preventing or suspending trading in any securities of Assure, no such proceeding is, to the knowledge of Assure, pending, contemplated or threatened and Assure is not in default in any material respect of any requirement of any securities laws, rules or policies applicable to Assure or its securities.

      (oo) Assure has delivered to GEOCAN true and current copies of all agreements between Assure and its financial advisors in connection with the transactions contemplated hereby which could give rise to the payment of any fees to such financial advisor, and all transaction costs (including legal, financial and other advisors of Assure and any other costs and expenses of Assure of the transaction contemplated hereby), shall not exceed $850,000.

      (pp) The aggregate of amounts payable by Assure under any obligations or liabilities of Assure to pay any amount to its officers, directors, employees or consultants other than for salary and directors' fees in the ordinary course, in each case in amounts consistent with historic practices and, without limiting the generality of the foregoing, including the obligations of Assure to officers, employees or consultants for severance, retention, termination or bonus payments on the change of control of Assure or on loss of position with Assure, will not exceed $610,000, and that $10,000 of such amount will be paid, by one or more third parties (at no cost to GEOCAN), on or before the Effective Date.

      (qq) Assure's average daily production for the week ended May 28, 2005 was not less than 380 barrels of oil and liquids per day and 3.5 Mmcf of natural gas per day and Assure's average daily production for the three months ended March 31, 2005 was 488 barrels of oil and liquids per day and 1.93 Mmcf per day of natural gas and there has been no material adverse change (other than due to short-term plant shutdowns) to such production levels since March 31, 2005.

      (rr) Assure's oil and gas wells and equipment and facilities are in good condition and good working order with such exceptions as do not, in the aggregate, have a material adverse effect on the business, operations or financial condition of Assure and the Assure Subsidiaries, taken as a whole.

      (ss) No director, officer, insider or other non-arm's length party is indebted to Assure or any Assure Subsidiary.

      (tt) Assure has made available to GEOCAN copies of all management recommendation letters relating to Assure or any Assure Subsidiary received from Assure's current auditor or any previous auditor since its incorporation which are material to Assure.

      (uu) None of Assure, any Assure Subsidiary or any party acting on behalf of Assure or any Assure Subsidiary is obligated to deliver any hydrocarbon substances allocable to its oil and gas assets to any party without in due course thereafter receiving and being entitled to retain full payment at the contract prices therefor.

      (vv) There are no production sales contracts, gas balancing agreements, arrangements, physical or financial hedges under which Assure or any Assure Subsidiary, or any person acting on behalf of Assure or any Assure Subsidiary, is obligated to sell or deliver any hydrocarbon substances allocable to the oil and gas assets of Assure or any Assure Subsidiary to any person, other than contracts that are terminable by Assure or any Assure Subsidiary on not more than one month's notice.

      (ww) Except as disclosed In Writing to GEOCAN there are no authorizations for expenditures (AFEs) approved by Assure or any Assure Subsidiary with respect to its assets whereby the share of Assure or any Assure Subsidiary of such AFE which becomes payable after the date hereof would exceed $25,000 and there are no outstanding cash calls with respect to the assets of Assure or any Assure Subsidiary, where the share of such cash calls applicable to Assure or any Assure Subsidiary exceeds $25,000.

      (xx) Pursuant to the terms of the Assure Warrants and the terms of the Assure Preferred Shares, on completion of the Arrangement, as contemplated herein, such securities shall be exercisable for or convertible into GEOCAN Shares, not Assure Shares.

                                   ARTICLE 7
                     GEOCAN'S REPRESENTATIONS AND WARRANTIES

7.1 GEOCAN hereby represents and warrants (and, as applicable, covenants) to Assure as follows and acknowledges that Assure is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement:

      (a) GEOCAN is a corporation duly incorporated and organized and validly existing under the laws of Alberta or, in the case of GEOCAN Saskatchewan Inc., Saskatchewan, or, in the case of GEOCAN CZ s.r.o., the Czech Republic, and has the requisite corporate power and authority to own its properties and conduct its business as such business is now conducted or such property is now owned. GEOCAN and each GEOCAN Subsidiary is duly registered to do business and in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on GEOCAN and the GEOCAN Subsidiaries, taken as a whole.

      (b) GEOCAN has the requisite corporate authority, to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by GEOCAN of the transactions contemplated hereby have been duly authorized by the board of directors of GEOCAN and no other proceedings on its part are or will be necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by GEOCAN and this Agreement constitutes, the legal, valid and binding obligation of GEOCAN enforceable against it in accordance with its terms.

      (c) Except for the approvals contemplated in this Agreement, the execution and delivery of this Agreement, by GEOCAN, the consummation of the transactions contemplated hereby and compliance by GEOCAN with any of the provisions hereof or thereof will not: (i) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of an encumbrance upon any of the properties or assets of GEOCAN or any GEOCAN Subsidiary under any of the terms, conditions or provisions of (x) the constating documents of GEOCAN or any GEOCAN Subsidiary, or (y) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other material instrument or obligation to which GEOCAN or any GEOCAN Subsidiary is a party or to which it, or any of its properties or assets, may be subject or by which GEOCAN or any GEOCAN Subsidiary is bound, other than a requirement for consent from GEOCAN's banker; (ii) violate any judgement, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to GEOCAN or any GEOCAN Subsidiary; (except, in the case of each of clauses (i) or (ii) above, for such violations, conflicts, breaches, defaults, terminations, suspensions or revocations which, or any consents, approvals or notices which if not given or received, would not materially and adversely affect the ability of GEOCAN to consummate the transactions contemplated hereby or the benefits to be received by the Assure Securityholders pursuant to the transactions contemplated hereby); or (iii) cause the suspension or revocation of any authorization, consent, approval or license of GEOCAN or (iii) cause the suspension or revocation of any authorization, consent, approval or license of GEOCAN currently in effect which would have a Material Adverse Effect on GEOCAN and the GEOCAN Subsidiaries, taken as a whole.

      (d) Except for the approvals contemplated in this Agreement and approvals that have been obtained and other than in connection with or in compliance with the provisions of securities laws, the rules of the TSX and any pre merger notification statutes, (i) there is no legal impediment to GEOCAN's consummation of the transactions contemplated by this Agreement or any agreements contemplated hereunder and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by GEOCAN or any GEOCAN Subsidiary in connection with the making of this Agreement or the consummation of the transactions contemplated by this Agreement or any agreement contemplated hereunder, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on GEOCAN and the GEOCAN Subsidiaries taken as a whole or the ability to GEOCAN to consummate the transactions contemplated hereby.

      (e) As of the date hereof (i) the authorized share capital of GEOCAN consists of an unlimited number of GEOCAN Shares and 23,948,473 GEOCAN Shares are issued and outstanding, (ii) 1,934,020 GEOCAN Shares are issuable pursuant to outstanding stock options, and (iii) 2,374,672 GEOCAN Shares are issuable pursuant to outstanding warrants. Except as set forth in the immediately preceding sentence, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by GEOCAN of any shares of GEOCAN (including GEOCAN Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of GEOCAN (including GEOCAN Shares), nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attribute of GEOCAN. All outstanding GEOCAN Shares have been duly authorized and validly issued, are fully paid and non assessable and are not subject to, nor were they issued in violation of, any pre emptive rights, and all GEOCAN Shares issuable upon exercise, in accordance with their respective terms of GEOCAN Options or GEOCAN Warrants will be duly authorized and validly issued, fully paid and non assessable and will not be subject to any pre emptive rights.

      (f) Since December 31, 2004, there has not been any Material Adverse Change in respect of GEOCAN and the GEOCAN Subsidiaries, taken as a whole.

      (g) To the best of the knowledge of GEOCAN, all material data and information provided by GEOCAN or its agents to Assure and its agents and representatives is true and correct in all material respects and GEOCAN has not withheld from Assure any material information or documents concerning GEOCAN or any GEOCAN Subsidiary or its assets or liabilities during the course of Assure's review of GEOCAN and its assets and operations.

      (h) Except (a) as disclosed or reflected in the audited consolidated financial statements of GEOCAN as at December 31, 2004 previously delivered to Assure, and (b) for liabilities and obligations (i) incurred in the ordinary course of business, (ii) pursuant to or in connection with the terms of this Agreement, or (iii) as disclosed In Writing to Assure, neither GEOCAN nor any GEOCAN Subsidiary has incurred any material liabilities of any nature, whether accrued, contingent or otherwise or which would be required by generally accepted accounting principles applicable in Canada to be reflected on a consolidated balance sheet of GEOCAN as of the date hereof.

      (i) Since December 31, 2004, except as disclosed in the subsequent event notes of the GEOCAN Financial Statements, neither GEOCAN nor any GEOCAN Subsidiary has taken any action that would be in violation of
            Section 8.1(a) if such provision had been in effect since such date, other than violations which would not have any Material Adverse Effect on the business, operations or financial condition of GEOCAN and the GEOCAN Subsidiaries, taken as a whole and would not materially affect GEOCAN's ability to consummate the transactions contemplated hereby.

      (j) As of their respective dates, the GEOCAN Financial Statements were prepared in accordance with generally accepted accounting principles applicable in Canada (except as otherwise indicated in such financial statements and the notes thereto or, in the related report of GEOCAN's independent auditors), and fairly present the financial position, results of operations and changes in financial position of GEOCAN as of the dates thereof and for the periods indicated therein.

      (k) GEOCAN has no subsidiaries other than the GEOCAN Subsidiaries. Each GEOCAN Subsidiary is wholly owned by GEOCAN and no person holds any options, warrants or other securities or otherwise has any right to acquire any security of any GEOCAN Subsidiary.

      (l) The corporate records and minute books of GEOCAN and each GEOCAN Subsidiary are complete and accurate in all material respects.

      (m) To GEOCAN's knowledge, there are no unanimous shareholders agreements, voting trusts, escrow agreements or similar agreements among the GEOCAN Shareholders relating to GEOCAN or the GEOCAN Shares or other securities of GEOCAN.

      (n) There is no claim, action, proceeding or investigation pending or, to the knowledge of GEOCAN, threatened against or relating to GEOCAN or any GEOCAN Subsidiary affecting any of its properties or assets before any court or governmental or regulatory authority or body that, if adversely determined, is likely to have a Material Adverse Effect on GEOCAN and the GEOCAN Subsidiaries, taken as a whole, or prevent or materially delay consummation of the transactions contemplated by this Agreement, nor is GEOCAN aware of any basis for any such claim, action, proceeding or investigation. Neither GEOCAN nor any GEOCAN Subsidiary is subject to any outstanding order, writ, injunction or decree that has had or is reasonably likely to have a Material Adverse Effect on GEOCAN and the GEOCAN Subsidiaries, taken as a whole, or prevent or materially delay consummation of the transactions contemplated by this Agreement or the Plan of Arrangement.

      (o)   Except as has been disclosed In Writing to Assure:

            (i) GEOCAN and each GEOCAN Subsidiary is not, to the knowledge of GEOCAN, in material violation of any applicable federal, provincial, municipal or local laws, regulations, orders, government decrees or ordinances with respect to environmental, health or safety matters (collectively, "Environmental Laws");

            (ii) GEOCAN and each GEOCAN Subsidiary has, to the knowledge of GEOCAN, operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all contaminants without material violation of Environmental Laws which has not been rectified;

            (iii) to the knowledge of GEOCAN, there have been no material spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes which have not been rectified or are in the process of being rectified on any of the real property owned or leased by GEOCAN or any GEOCAN Subsidiary during the period of its ownership or tenure or under its control during the period in which it has had control;

            (iv) to the knowledge of GEOCAN, there have been no material releases, deposits or discharges, in material violation of Environmental Laws, of any hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by GEOCAN or any GEOCAN Subsidiary which has not been rectified;

            (v) no material orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of GEOCAN and each GEOCAN Subsidiary other than abandonment and similar notices issued in connection with the normal course of business;

            (vi) GEOCAN and each GEOCAN Subsidiary holds all material licences, permits and approvals required under any Environmental Laws in connection with the operation of its business and the ownership and use of its assets, all such licences, permits and approvals are in full force and effect; and

            (vii) GEOCAN has provided Assure with true and complete copies of all environmental reports, audits and reviews that it has in respect of its assets.

      (p) Neither GEOCAN nor any GEOCAN Subsidiary has received notice of any proposed environmental policies or laws which GEOCAN reasonably believes would have a Material Adverse Effect on any oil and/or gas exploration, development or production operations of GEOCAN and the GEOCAN Subsidiaries, taken as a whole, other than those that apply to the industry generally.

      (q) Policies of insurance in force as of the date hereof naming GEOCAN or a GEOCAN Subsidiary as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of GEOCAN and the GEOCAN Subsidiaries as would be customary in respect of the businesses carried on by GEOCAN and the GEOCAN Subsidiaries. All such policies of insurance shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated hereby and in the event such policies expire pursuant to their terms, GEOCAN will use reasonable commercial efforts to renew such insurance for at least such period of time as is necessary to have adequate insurance until after the Effective Date.

      (r)   (i)   All Returns required to be filed by or on behalf of GEOCAN and each GEOCAN Subsidiary have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects. All Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis or have been accrued for on GEOCAN's consolidated financial statements, and no other
                  Taxes are payable by GEOCAN or any GEOCAN Subsidiary with respect to items or periods covered by such Returns.

            (ii) GEOCAN and each GEOCAN Subsidiary has paid or provided adequate accruals in the GEOCAN Financial Statements for Taxes, including income taxes and related future taxes, in conformity with generally accepted accounting principles applicable in Canada.

            (iii) No material deficiencies exist or have been asserted with respect to Taxes of GEOCAN or any GEOCAN Subsidiary. Neither GEOCAN nor any GEOCAN Subsidiary is a party to any action or proceeding for assessment, reassessment or collection of Taxes, nor has such event been asserted or threatened against GEOCAN or any GEOCAN Subsidiary. No waiver or extension of any limitation period is in effect with respect to Taxes or Returns of GEOCAN or any GEOCAN Subsidiary. The Returns of GEOCAN or any GEOCAN Subsidiary have never been audited by a government or taxing authority, nor is any such audit in process, pending or threatened, other than such audits which are no longer outstanding.

            (iv) GEOCAN and each GEOCAN Subsidiary has withheld from each payment made to any of its officers, directors, and employees and former officers, directors and employees the amount of all taxes (including, without limitation, income tax) and other deductions required to be withheld therefrom and has paid the same to the proper tax or other authority within the time required under any applicable tax legislation.

      (s) For all periods since the incorporation of GEOCAN and each GEOCAN Subsidiary, Assure has been furnished by GEOCAN with true and complete copies of (i) relevant portions of income tax audit reports, statements of deficiencies, closing or other agreements received by GEOCAN or any GEOCAN Subsidiary or on behalf of GEOCAN or any GEOCAN Subsidiary relating to Taxes; and (ii) all federal and provincial income or franchise tax returns for GEOCAN and each GEOCAN Subsidiary.

      (t) GEOCAN is a "reporting issuer", or the equivalent thereof, in the provinces of British Columbia, Alberta and Ontario and is in material compliance with all the securities laws of such provinces and the GEOCAN Shares are listed on the TSX and no other securities of GEOCAN are listed on any stock exchange.

      (u) Except as expressly provided herein, the execution, delivery and performance of this Agreement does not and will not result in the restriction of GEOCAN or any GEOCAN Subsidiary from engaging in its businesses or from competing with any person or in any geographical area.

      (v) As at December 31 2004, GEOCAN's and each GEOCAN Subsidiary's Canadian and Alberta Tax Pools were as disclosed to Assure In Writing.

      (w) GEOCAN and each GEOCAN Subsidiary has conducted and is conducting its business substantially in accordance with good oilfield practices and in compliance in all material respects with all applicable laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other requirements of any governmental or regulatory bodies applicable to GEOCAN and each GEOCAN Subsidiary in each jurisdiction in which it carries on business and holds all licences, registrations and qualifications material to its business and assets in all jurisdictions in which it carries on business as now conducted, except where the failure to so conduct business or be in such compliance would not be likely to have a Material Adverse Effect on GEOCAN and the GEOCAN Subsidiaries, taken as a whole and none of such licences, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any Material Adverse Effect on GEOCAN and the GEOCAN Subsidiaries, taken as a whole.

      (x) Although it does not warrant title, GEOCAN does not have reason to believe that it does not have good and marketable title to or the irrevocable right to produce and sell its petroleum, natural gas and related hydrocarbons (for the purposes of this clause, the foregoing are referred to as the "Interests") and does represent and warrant that the Interests are free and clear of all liens, charges, encumbrances, restrictions or adverse claims crated by, through or under GEOCAN other than any liens or encumbrances that may be outstanding pursuant to credit agreements with GEOCAN's bank, and those arising in the ordinary course of business, which are not material in the aggregate, and to the knowledge of GEOCAN after due inquiry, GEOCAN holds its Interests under valid and subsisting leases, licenses, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements.

      (y) To the knowledge of GEOCAN, GEOCAN and each GEOCAN Subsidiary has all agreements, permits, licences, approvals, certificates and other rights and authorizations material to the conduct of GEOCAN's and each GEOCAN Subsidiary's business and, to the knowledge of GEOCAN, all such agreements, permits, licences, approvals, certificates and other rights and authorizations possessed by GEOCAN and each GEOCAN Subsidiary are valid and subsisting and GEOCAN and each GEOCAN Subsidiary is not in material default under any such agreements, permits, licences, approvals, certificates and other rights and authorizations, except where such invalidity or default would not, in the aggregate, have a Material Adverse Effect on GEOCAN and the GEOCAN Subsidiaries, taken as a whole.

      (z) Except as disclosed in the consolidated financial statements (including the notes thereto) of GEOCAN for the first financial quarters of the 2005 financial year, GEOCAN has not, since December 31, 2004, made any change in its accounting principles and practices as theretofore applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings and profits and losses are ascertained.

      (aa)  GEOCAN and each GEOCAN Subsidiary is not:

            (i) in breach or violation of any term or provision of, or in default under any agreement, instrument, licence, permit or authority to which it is a party or by which it is bound and which is material to it; or

            (ii) in violation or contravention of any provision of any law or regulation or any judicial or administrative award, judgment or decree applicable and known to it (after due inquiry);

            except to the extent that such breach, violation or contravention would not have a Material Adverse Effect on GEOCAN and the GEOCAN Subsidiaries, taken as a whole, or could not reasonably be expected to prevent or hinder the consummation of the transactions contemplated by this Agreement or the Arrangement.

      (bb) The information and statements set forth in the GEOCAN Public Documents as at the date hereof, as relates to GEOCAN and the GEOCAN Subsidiaries, are true, correct, and complete and did not contain any misrepresentation, as of the respective dates of such information or statements, and no material change has occurred in relation to GEOCAN and the GEOCAN Subsidiaries which is not disclosed in the GEOCAN Public Documents, and GEOCAN has not filed any confidential material change reports which continue to be confidential.

      (cc) No securities commission or similar regulatory authority or stock exchange in Canada or elsewhere has issued any order which is currently outstanding preventing or suspending trading in any securities of GEOCAN, no such proceeding is, to the knowledge of GEOCAN, pending, contemplated or threatened and GEOCAN is not in default of any requirement of any securities laws, rules or policies applicable to GEOCAN or its securities.

      (dd) GEOCAN's oil and gas wells and equipment and facilities are in good condition and good working order with such exceptions as do not, in the aggregate, have a material adverse effect on the business, operations or financial condition of GEOCAN and the GEOCAN Subsidiaries, taken as a whole.

      (ee) Computershare Trust Company of Canada at its office in the city of Calgary is the duly appointed registrar and transfer agent of GEOCAN with respect to the GEOCAN Shares.

      (ff) The form of share certificate for the GEOCAN Shares has been approved by the board of directors of GEOCAN.

      (gg) Except as disclosed In Writing to Assure, there are no material contracts or agreements which have created, or may create, any material obligation to GEOCAN or any GEOCAN Subsidiary or from which it derives or could derive any material benefit which is required by GEOCAN or any GEOCAN Subsidiary to carry on its business as now conducted by it or as is now proposed to be carried on by it, except those contracts which are in the ordinary course of business, or which are reflected in the GEOCAN Financial Statements. For the purpose of this representation and warranty, contracts shall be deemed to give rise to a material obligation that provides for expenditures by GEOCAN or any GEOCAN Subsidiary which aggregate more than $250,000 during the next 12 months following the date hereof.

      (hh) To the best of GEOCAN's knowledge, all ad valorem, property, production, severance and similar taxes and assessments based on or measured by the ownership of property or the production of petroleum substances or the receipts of proceeds therefrom payable by GEOCAN or any GEOCAN Subsidiary in respect of any properties or assets up to the date hereof and to the Effective Date have been or will be properly and fully paid and discharged.

      (ii) No officer, director, employee or any other person not dealing at arm's length with GEOCAN or any GEOCAN Subsidiary, or, to the knowledge of GEOCAN, any associate or affiliate of any such person or any party owns, has or is entitled to any royalty, net profits interest, carried interest or other encumbrances or claims of any nature whatsoever which are based on production from GEOCAN's or any GEOCAN Subsidiary's properties or assets or any revenue or rights attributed thereto.

      (jj) Except as disclosed In Writing to Assure, there are no material contracts or arrangements to which GEOCAN or any GEOCAN Subsidiary is a party with any director, officer, employee or any other person not dealing at arm's length with GEOCAN or any GEOCAN Subsidiary, or any associate or affiliate of any such director, officer, employee or any other person not dealing at arm's length with GEOCAN, nor is there any material indebtedness owing by GEOCAN or any GEOCAN Subsidiary to any such parties or by any such parties to GEOCAN or any GEOCAN Subsidiary, other than employment agreements, copies of which have previously been provided to Assure.

      (kk) Except as disclosed In Writing to Assure or as incurred in the ordinary course of business provided they do not give rise to a material obligation on the part of GEOCAN or any GEOCAN Subsidiary, GEOCAN or any GEOCAN Subsidiary is not a party to or bound by any agreement, guarantee, indemnification, or endorsement or like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any person, firm or corporation.

      (ll) GEOCAN's average daily production for the month of May 2005 was not less than 1,575 barrels of oil and liquids per day and 1.9 Mmcf of natural gas per day and GEOCAN's average daily production for the three months ended March 31, 2005 was 1,915 barrels of oil and liquids per day and 1.7 Mmcf per day of natural gas and there has been no material adverse change (other than due to short-term plant shutdowns) to such production levels since March 31, 2005.

      (mm) GEOCAN's oil and gas wells and equipment and facilities are in good condition and good working order with such exceptions as do not, in the aggregate, have a material adverse effect on the business, operations or financial condition of GEOCAN and the GEOCAN Subsidiaries, taken as a whole.

      (nn) No director, officer, insider or other non-arm's length party is indebted to GEOCAN or any GEOCAN Subsidiary.

      (oo) GEOCAN has made available to Assure copies of all management recommendation letters relating to GEOCAN or any GEOCAN Subsidiary received from GEOCAN's current auditor or any previous auditor since its incorporation.

      (pp) None of GEOCAN, any GEOCAN Subsidiary or any party acting on behalf of GEOCAN or any GEOCAN Subsidiary is obligated to deliver any hydrocarbon substances allocable to its oil and gas assets to any party without in due course thereafter receiving and being entitled to retain full payment at the contract prices therefor.

      (qq) There are no production sales contracts, gas balancing agreements, arrangements, physical or financial hedges under which GEOCAN or any GEOCAN Subsidiary, or any person acting on behalf of GEOCAN or any GEOCAN Subsidiary, is obligated to sell or deliver any hydrocarbon substances allocable to the oil and gas assets of GEOCAN or any GEOCAN Subsidiary to any person, other than contracts that are terminable by GEOCAN or any GEOCAN Subsidiary on not more than one month's notice.

      (rr) There is not in effect with respect to GEOCAN or any GEOCAN Subsidiary, any shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire GEOCAN Shares or other securities of GEOCAN or any GEOCAN Subsidiary or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or on the Arrangement becoming effective.

      (ss) Neither GEOCAN nor any GEOCAN Subsidiary has waived or released the applicability of any "standstill" or other provisions of any confidentiality agreements entered into by GEOCAN.

      (tt) There is no non-competition, exclusivity or other similar agreement, commitment or understanding in place, whether written or oral, to which GEOCAN or any GEOCAN Subsidiary is a party or is otherwise bound that would now or hereafter, in any way limit the business or operations of GEOCAN or any GEOCAN Subsidiary (a) in a particular manner or to a particular locality or geographic region, or (b) for a limited period of time.

      (uu) As at June 30, 2005, the aggregate of GEOCAN's debt and working capital deficiency does not exceed $15,000,000.

      (vv) GEOCAN has the ability to appoint a director to its Board of Directors between meetings of shareholders pursuant to Section 106(4) of the ABCA.

                                   ARTICLE 8
                               GEOCAN'S COVENANTS

8.1 GEOCAN covenants and agrees that, until the Effective Date or the termination of this Agreement whichever is earlier, unless Assure shall otherwise agree in writing or except as required by law or as otherwise expressly permitted or specifically contemplated by this Agreement:

      (a) GEOCAN will use its reasonable commercial efforts to fulfill or cause the fulfillment of the conditions set forth in Sections 3.1 and 5.1 as soon as reasonably possible, to the extent the fulfillment of the same is within the control of GEOCAN;

      (b) GEOCAN will forthwith carry out the terms of the Interim Order and the Final Order to the extent applicable to it and will use its reasonable commercial efforts to assist Assure in obtaining such orders;

      (c) GEOCAN will take, or cause to be taken, all action and to do, or cause to be done, all other things necessary, proper or advisable under applicable laws and regulations to complete the Arrangement, including using reasonable commercial efforts:

            (i) to obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

            (ii) to obtain all necessary consents, approvals and authorizations as are required to be obtained by it under any Canadian or foreign law or regulation, including from the TSX;

            (iii) to effect all necessary registrations and filings with, and submissions of information requested by, governmental authorities required to be effected by it in connection with the Arrangement;

            and GEOCAN will use its reasonable commercial efforts to cooperate with Assure in connection with the performance by it of its obligations under Sections 9.1(n) including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between officers of GEOCAN and Assure, subject in all cases to the Confidentiality Agreement;

      (d) GEOCAN will assist Assure in the preparation of the Information Circular and provide to Assure, in a timely and expeditious manner, all information as may be reasonably requested by Assure or is required by the Interim Order or applicable law, with respect to GEOCAN for inclusion in the Information Circular and any amendments or supplements to the Information Circular, in each case shall be true and complete in all material respects and shall not contain any misrepresentation;

      (e) GEOCAN will conduct its affairs so that all of GEOCAN's representations and warranties contained herein, insofar as the accuracy of such representations and warranties constitute a condition of closing under subsection 3.1(a), shall be true and correct on and as of the Effective Date as if made thereon;

      (f) GEOCAN agrees that all rights to indemnification existing in favour of the present or former directors and officers of Assure and each Assure Subsidiary (each such present or former director or officer of Assure and each Assure Subsidiary, an "Indemnified Party"), as provided by contract or in Assure's or the Assure Subsidiary's charter or bylaws in effect as of the date hereof with respect to matters occurring on or prior to the Effective Date, shall survive and shall continue in full force and effect and without modification for a period of not less than the limitation period applicable to such matters;

      (g) GEOCAN will apply 50% of the net proceeds of any equity offering completed by GEOCAN after the Effective Date and 50% of any increase, net of lender mandated reductions, on or after January 1, 2006 in credit facilities available to GEOCAN to the retirement of Assure Shareholder Loans remaining outstanding after the Assure Shareholder Loan Mandatory Repayment and the Assure Notes, such amounts to be applied first to the pro rata repayment of the Assure Shareholder Loans and next to the Canadian dollar denominated Assure Notes and finally to the U.S. dollar denominated Assure Notes until all Assure Shareholder Loans and Assure Notes have been repaid in full; any Assure Shareholder Loans not repaid before December 31, 2005 shall be due and payable on that date;

      (h) subject to approval of the existing board of directors of GEOCAN and the TSX, GEOCAN shall cause one representative of Assure to be elected to the board of directors of GEOCAN on completion of the Arrangement;

      (i) all information relating to GEOCAN supplied by GEOCAN for inclusion in the Information Circular shall be true and complete in all material respects and shall not contain any misrepresentation;

      (j) the business of GEOCAN and each GEOCAN Subsidiary shall be conducted only in, and GEOCAN shall not take any action except in, the usual and ordinary course of business and consistent with past practice, and GEOCAN and each GEOCAN Subsidiary shall use all commercially reasonable efforts to maintain and preserve its business organization, assets, employees and advantageous business relationships;

      (k) GEOCAN shall not directly or indirectly do or permit to occur any of the following: (i) amend the constating documents of GEOCAN or any GEOCAN Subsidiary; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of its shares or other securities owned by any person;
            (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares of GEOCAN or any GEOCAN Subsidiary, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire shares of GEOCAN or any GEOCAN Subsidiary, other than GEOCAN Shares issuable pursuant to the terms of the GEOCAN Options or GEOCAN Warrants; (iv) redeem, purchase or otherwise acquire any of its outstanding shares or other securities;
            (v) split, combine or reclassify any of its shares; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of GEOCAN or any GEOCAN Subsidiary; (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing, except as permitted above; (viii) reorganize, amalgamate, merge or otherwise continue GEOCAN or any GEOCAN Subsidiary with any other person, corporation, partnership or other business organization whatsoever; or (ix) sell, dispose of, transfer, convey, farmout, encumber, pledge, surrender or abandon the whole or part of its assets other than in the ordinary course of business, consistent with past practice;

      (l)   GEOCAN shall:

            (i) use its reasonable commercial efforts, to preserve intact its and each GEOCAN Subsidiary's business organization and goodwill, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, agents, distributors, customers and others having business relationships with it;

            (ii) not take any action that would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect; and

            (iii) promptly notify Assure in writing of any Material Adverse
                  Change in respect of GEOCAN and the GEOCAN Subsidiaries, taken as a whole, or any matter which may potentially amount to such a Material Adverse Change and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated);

      (m) GEOCAN shall promptly notify Assure in writing of any material change (actual, anticipated, contemplated or, to the knowledge of GEOCAN, threatened, financial or otherwise) in the business, operations, affairs, assets, capitalization, financial condition, prospects, licences, permits, rights, privileges or liabilities, whether contractual or otherwise, of GEOCAN and the GEOCAN Subsidiaries, taken as a whole, or of any change in any representation or warranty provided by GEOCAN in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and GEOCAN shall in good faith discuss with Assure any change in circumstances (actual, anticipated, contemplated, or to the knowledge of GEOCAN threatened) which is of such a nature that there may be a reasonable question as to whether notice needs to be given to Assure pursuant to this provision;

      (n) GEOCAN will, within two Business Days of GEOCAN receiving any written audit inquiry, assessment, reassessment, confirmation or variation of an assessment, indication that tax assessment is being considered, request for filing of a waiver or extension of time or any other notice in writing relating to taxes, interest, penalties, losses or tax pools (an "Assessment"), deliver to Assure a copy thereof together with a statement setting out, to the extent then determinable, an estimate of the obligations, if any, of GEOCAN on the assumption that such Assessment is valid and binding; and

      (o) GEOCAN will use its reasonable commercial efforts to appoint to its Board of Directors a nominee of Assure, provided such nomination is made within thirty days of the Effective Date.

8.2 Subject to Section 10.4, if at any time after the date of this Agreement, GEOCAN shall have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under this Agreement or any of the representations and warranties of GEOCAN contained in this Agreement shall not be true and correct in all material respects as of the date of this Agreement, except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect on GEOCAN, or shall have ceased to be true and correct in any material respect thereafter, except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect on GEOCAN, (other than, in either case, as a direct result of and in direct response to a breach by Assure of its obligations under this Agreement), then GEOCAN shall, within two business days after the first to occur of the events described above, pay to Assure the Assure Break Fee. Such payment shall be made in immediately available funds to an account designated by Assure. The payment of the Assure Break Fee to Assure shall represent full and final settlement of all claims of Assure arising in respect of the matter giving rise to such payment and Assure shall have no further remedy or recourse in respect of such matter against GEOCAN or its present or former directors, officers, employees, agents or advisors or GEOCAN's counsel.

                                   ARTICLE 9
                               ASSURE'S COVENANTS

9.1 Assure covenants and agrees that until the Effective Date or the termination of this Agreement whichever is the earlier, unless GEOCAN shall otherwise agree in writing or except as required by law or as otherwise expressly permitted or specifically contemplated by this
      Agreement:

      (a) the business of Assure and each Assure Subsidiary shall be conducted only in, and Assure shall not take any action except in, the usual and ordinary course of business and consistent with past practice, and Assure and each Assure Subsidiary shall use all commercially reasonable efforts to maintain and preserve its business organization, assets, employees and advantageous business relationships, and Assure and each Assure Subsidiary shall deal with all of its assets, having due regard to the interests of GEOCAN in such assets through this Agreement and shall not make or approve any material operation, transaction, acquisition, disposition, expenditure (capital or otherwise) or make or consent to any amendment of any material document or agreement respecting its assets or business (including any employment agreements), except with the prior written consent of GEOCAN, not to be unreasonably withheld;

      (b) Assure shall not directly or indirectly do or permit to occur any of the following: (i) amend the constating documents of Assure or any Assure Subsidiary; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of its shares or other securities owned by any person, other than as required under the terms of the Assure Preferred Shares and the Assure Notes; (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares of Assure or any Assure Subsidiary, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire shares of Assure or any Assure Subsidiary, other than Assure Shares issuable pursuant to the terms of the Assure Warrants or in respect of the Assure Notes; (iv) redeem, purchase or otherwise acquire any of its outstanding shares or other securities; (v) split, combine or reclassify any of its shares; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Assure or any Assure Subsidiary;
            (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing, except as permitted above; or (viii) reorganize, amalgamate, merge or otherwise continue Assure or any Assure Subsidiary with any other person, corporation, partnership or other business organization whatsoever;

      (c) Assure shall not, directly or indirectly, do or allow any Assure Subsidiary to do any of the following (other than as otherwise contemplated herein or pursuant to commitments entered into prior to the date of this Agreement as disclosed to GEOCAN In Writing prior to the date hereof):

            (i) sell, dispose of, transfer, convey, farmout, encumber, pledge, surrender or abandon the whole or any part of its assets, except for production in the ordinary course of business, for a consideration in excess of $25,000 individually or $100,000 in the aggregate;

            (ii) expend or commit to expend more than $25,000 individually or $100,000 in the aggregate with respect to any capital or operating expense or expenses;

            (iii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or make any investment either by purchase of shares or securities, contributions of capital, property transfer, or purchase of any property or assets of any other individual or entity, in each case having a value in excess of $100,000;

            (iv) incur any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligation of any other individual or entity, or make any loans or advances, except in the ordinary course of business and in any event not in excess of $25,000 individually or $100,000 in the aggregate;

            (v) pay, discharge or satisfy any claims, liabilities or obligations other than in the ordinary course of business and consistent with past practice and other than payment of amounts reflected or reserved against in the Assure Financial Statements;

            (vi) enter into any agreements for the sale of production having a term of more than 30 days; or

            (vii) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

      (d) Assure shall use its reasonable commercial efforts to cause its current insurance policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

      (e)   Assure shall:

            (i) use its reasonable commercial efforts, to preserve intact its and each Assure Subsidiary's business organization and goodwill, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, agents, distributors, customers and others having business relationships with it;

            (ii) not take any action that would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect;

            (iii) promptly notify GEOCAN in writing of any Material Adverse
                  Change in respect of Assure and the Assure Subsidiaries, taken as a whole, or any matter which may potentially amount to such a Material Adverse Change and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated);

            (iv) confer, prior to taking action (other than in emergency situations) with GEOCAN with respect to all material operational matters involved in its business;

            (v) work to familiarize GEOCAN personnel, from the date hereof until the Effective Date, with the nature and workings of all of its operational, accounting and land systems, such that GEOCAN personnel shall be able to continue the operation of all such systems following completion of the transactions contemplated herein; and

            (vi) make such reasonable accruals to its accounts and financial statements subsequent to the date of this Agreement and prior to the Effective Date as are materially in accordance with generally accepted accounting principles, including in respect of inventory adjustments, allowance for doubtful accounts and certain other revenue and expense items and balance sheet reclassification items;

      (f) Assure will use its reasonable commercial efforts to fulfil or cause the fulfillment of the conditions set forth in Sections 4.1 and 5.1 as soon as reasonably possible to the extent the fulfillment of the same is within the control of Assure;

      (g) Assure will make available and cause to be made available to GEOCAN, its agents and advisors, as GEOCAN may reasonably request, all documents and agreements (including without limitation, any correspondence between Assure and its advisors or any governmental body and all minute books) and shall allow GEOCAN's officers, employees, accountants and other authorized representatives and advisors complete access to Assure's properties, premises, field operations, records, computer systems, management personnel and employees in any way relating to or affecting the business of Assure, or the business, operations, prospects, affairs or financial status of Assure and shall provide GEOCAN with such other documents or agreements as may reasonably be requested by GEOCAN to permit GEOCAN to be in a position to expeditiously integrate the business and operations of Assure with GEOCAN upon the Arrangement becoming effective, except where Assure is contractually precluded from making such document or agreement available, and cooperate with GEOCAN in securing access for GEOCAN to any such documentation not in the possession or under the control of Assure. Assure shall keep GEOCAN fully apprised in a timely manner of every circumstance, action, occurrence or event occurring or arising in the period between the date hereof and the Effective Date that would be relevant and material to a purchaser of the Assure Shares or a prudent operator of the business and operations of Assure, taken as a whole;

      (h) Assure will as soon as reasonably practicable file, proceed with and diligently prosecute an application to the Court under the ABCA for an Interim Order of the Court with respect to the matters pertaining to the Arrangement and acceptable to GEOCAN, acting reasonably;

      (i) Assure will seek the Interim Order, which shall provide that for the purpose of the Assure Meeting:

            (i) the securities of Assure for which the holders shall be entitled to vote on the Arrangement shall be the Assure Shares;

            (ii) the requisite majority for the approval of the Arrangement by the Assure Securityholders shall be two thirds of the votes cast by the Assure Securityholders present in person or by proxy at the Assure Meeting, provided that in the event that counsel to Assure and counsel to GEOCAN advise that it is appropriate to establish such other class or classes of securities to vote on the Arrangement, then Assure and GEOCAN shall, acting reasonably, agree to amend the Plan of Arrangement as may be necessary;

      (j)   Assure will:

            (i) forthwith carry out the terms of the Interim Order to the extent applicable to it;

            (ii) convene the Assure Meeting and distribute copies of this Agreement (or a written summary thereof prepared by Assure in form and substance reasonably satisfactory to GEOCAN), in each case as ordered by the Interim Order;

            (iii) solicit proxies to be voted at the Assure Meeting in favour of the Arrangement;

            (iv) provide notice to GEOCAN of the Assure Meeting and allow GEOCAN's representatives to attend the Assure Meeting; and

            (v) conduct the Assure Meeting in accordance with the Interim Order, the bylaws of Assure and any instrument governing such Assure Meeting, as applicable, and as otherwise required by law;

      (k) Assure will, subject to compliance with the terms and conditions contained in this Agreement and the approval of the Arrangement in accordance with the provisions of the Interim Order, forthwith file, proceed with and diligently prosecute an application for the Final Order, and will carry out the terms of the Final Order to the extent applicable to Assure and will file Articles of Arrangement and the Final Order with the Registrar;

      (l) Assure will prepare (in consultation with GEOCAN), file and distribute to the Assure Shareholders in a timely and expeditious manner the Information Circular and any amendments or supplements to the Information Circular, a letter of transmittal and all other related proxy material, all as required by applicable law in all jurisdictions where the same is required complying in all material respects with all applicable legal requirements on the date of issue thereof. Without limiting the generality of the foregoing, Assure will ensure that the Information Circular provides Assure Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and the Information Circular shall include disclosure of the determinations and recommendations of the board of directors of Assure set forth in Section 6.1(u);

      (m) Assure will take, or cause to be taken, all action and to do, or cause to be done, all other things necessary, proper or advisable under applicable laws and regulations to complete the Arrangement, including using reasonable commercial efforts:

            (i) to obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

            (ii) to obtain all necessary consents, approvals and authorizations as are required to be obtained by it under any Canadian or foreign law or regulation;

            (iii) to effect all necessary registrations and filings with, and submissions of information requested by, governmental authorities required to be effected by it in connection with the Arrangement;

            and Assure will use its reasonable commercial efforts to cooperate with GEOCAN in connection with the performance by it of its obligations under Section 8.1(c), including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between officers of Assure and GEOCAN, subject in all respects to the Confidentiality Agreement;

      (n) Assure will conduct its affairs so that all of Assure's representations and warranties contained herein, insofar as the accuracy of such representations and warranties constitute a condition of closing under subsection 4.1(a), shall be true and correct on and as of the Effective Date as if made thereon;

      (o) Assure shall promptly notify GEOCAN in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Assure, threatened, financial or otherwise) in the business, operations, affairs, assets, capitalization, financial condition, prospects, licences, permits, rights, privileges or liabilities, whether contractual or otherwise, of Assure and the Assure Subsidiaries, taken as a whole, or of any change in any representation or warranty provided by Assure in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Assure shall in good faith discuss with GEOCAN any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Assure threatened) which is of such a nature that there may be a reasonable question as to whether notice needs to be given to GEOCAN pursuant to this provision;

      (p) Assure will, within two Business Days of Assure receiving any written audit inquiry, assessment, reassessment, confirmation or variation of an assessment, indication that tax assessment is being considered, request for filing of a waiver or extension of time or any other notice in writing relating to taxes, interest, penalties, losses or tax pools (an "Assessment"), deliver to GEOCAN a copy thereof together with a statement setting out, to the extent then determinable, an estimate of the obligations, if any, of Assure on the assumption that such Assessment is valid and binding;

      (q) Assure shall promptly advise GEOCAN of the number of Assure Shares and Assure Warrants for which Assure receives notices of dissent or written objections to the Arrangement and provide GEOCAN with copies of such notices and written objections;

      (r) Assure shall use all reasonable efforts to obtain releases in favour of Assure and GEOCAN from Assure's employees who are not directors and officers similar to those contemplated by Section 4.1(g) hereof;

      (s) Assure shall use its reasonable commercial efforts to divest its 39% holding in Keantha Holdings Inc. before the Effective Date under commercial terms acceptable to GEOCAN and, pending such disposition, shall use its reasonable commercial efforts to ensure that there is no material decrease in or disposition of the assets (including cash and the airplane) or any material increase in the liabilities of Keantha Holdings;

      (t) Assure shall use its reasonable commercial efforts to (i) cause the holder of the Assure PP A Warrants to accept a change in its expiry from July 1, 2007 to May 31, 2006, (ii) cause holders of the Assure Other Warrants to surrender such warrants to Assure for nominal consideration, (iii) cause the holders of the Assure Preferred Shares to execute the Assure Preferred Shares Waiver, and (iv) in any event cause all holders of Assure Warrants to vote in favour of the Plan of Arrangement;

      (u) all information in the Information Circular (other than information relating to and supplied by GEOCAN) shall be true and complete in all material respects and shall not contain any misrepresentation;

      (v) prior to the Effective Date Assure and each Assure Subsidiary will not implement any shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire Assure Shares or other securities of Assure or any Assure Subsidiary or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or on the Arrangement becoming effective;

      (w) prior to the Effective Date, Assure shall provide GEOCAN with auditor reviewed financial statements for Assure's first fiscal quarter of 2005 and prior to the Effective Date, Assure shall use reasonable commercial efforts to provide GEOCAN with auditor reviewed financial statements for Assure's second fiscal quarter of 2005;

      (x) Assure shall offer and shall use its reasonable commercial efforts to cause the holders of Assure A Warrants and Assure B Warrants to accept prior to the Effective Date the exchange of Assure A Warrants for Assure Shares on the basis of 0.77 Assure Shares for each Assure A Warrant and the exchange of Assure B Warrants on the basis of 0.44 Assure Shares for each Assure B Warrant and, in any event shall ensure that, at the Effective Date no more than 500,000 Assure A Warrants and no more than 1,200,000 Assure B Warrants remain outstanding;

      (y) Assure shall use its reasonable efforts to cause holders of Assure warrants, other than Assure A Warrants and Assure B Warrants, to surrender such Assure Warrants for cancellation; and

      (z) Assure shall provide the constating documents, bylaws, minute books and securities registers and current and historical financial statements of Keantha Holdings Inc. to GEOCAN for review as soon as practicable and in any event prior to the Effective Date.

9.2   (a)   Assure shall immediately cease and cause to be terminated all solicitations, initiations, encouragements, discussions or negotiations, if any, with any persons conducted before the date of this Agreement with respect to any Assure Acquisition Proposal and shall immediately request the return or destruction of all information provided to third parties, if any, who have entered into a confidentiality agreement with Assure relating to an Assure
            Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

      (b) Assure shall not, directly or indirectly, authorize or permit any of the officers, directors or employees of Assure or of any financial advisor, expert or other person acting on its behalf to:

            (i) solicit, initiate or encourage (including, without limitation, by way of furnishing information or entering into any form of agreement, arrangement or understanding) a Assure Acquisition Proposal;

            (ii) enter into or participate in any discussions on negotiations regarding a Assure Acquisition Proposal, or, except in the ordinary course of business, furnish to any other person any information with respect to the business, properties, operations, prospects or conditions (financial or otherwise) of Assure or a Assure Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing; or

            (iii) waive, or otherwise forbear (except in respect of non material matters) in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits of Assure under confidential information agreements, including, without limitation, any "standstill provisions" thereunder;

            provided, however, that notwithstanding any other provisions hereof, Assure (and its directors, officers, employees and advisors) may:

            (iv) engage in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, by Assure or any of the officers, directors or employees of Assure or any financial advisor, expert or other representative or agent acting on its behalf) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality agreement substantially similar to the Confidentiality Agreement, may furnish such third party information concerning Assure and its business, properties and assets, in each case if, and only to the extent that:

                  (A) the third party has first made a written bona fide Assure Acquisition Proposal that is a Assure Superior Proposal; and

                  (B) prior to furnishing such information to or entering into discussions or negotiations with such third party, Assure provides prompt notice to GEOCAN to the effect that it is furnishing information to or entering into discussions or negotiations with such third party together with a copy of the confidentiality agreement referenced above and if not previously provided to GEOCAN, copies of all information provided to such third party are provided to GEOCAN concurrently with the provision of such information to such third party. Assure shall immediately notify GEOCAN orally and in writing of any inquiries, offers or proposals with respect to any Assure Acquisition Proposal (including without limitation, the terms and conditions of any such proposal (and any amendments or changes thereto), the identity of the person making it, and if not previously provided to GEOCAN, copies of all information provided to such person and all other information reasonably requested by GEOCAN), shall keep GEOCAN informed of the status and details of any such inquiry, offer or proposal and answer GEOCAN's questions with respect thereto.

      (c) Assure shall give GEOCAN 48 hours advance notice of any agreement (and the terms of such agreement) to be entered into with, or any information to be supplied to, any person making an inquiry, offer or proposal with respect to a Assure Superior Proposal and shall confirm the determination of Assure's board of directors that the Assure Acquisition Proposal is a Assure Superior Proposal. For a period of 48 hours from the time that Assure provides notice of such Assure Superior Proposal to GEOCAN and any amendment thereto, together with the foregoing confirmation in respect of the board of directors' determination, the board of directors of Assure and Assure agree not to accept, recommend or approve or enter into any agreement (an "Assure Proposed Agreement") to implement such a Assure Superior Proposal or release the party from making the Assure Superior Proposal from any standstill provisions. In addition, in respect of any Assure Superior Proposal, Assure shall and shall cause its financial and legal advisors to negotiate in good faith with GEOCAN to make such adjustments in the terms and conditions of this Agreement and the terms of the Arrangement as would enable Assure to proceed with the transaction contemplated herein, as amended, rather than the Assure Superior Proposal. In the event that GEOCAN proposes to and does amend this Agreement and the terms of the Arrangement to provide equal or superior value to that provided under the Assure Superior Proposal within a period of 48 hours from the time that GEOCAN receives notice of the Assure Superior Proposal and a copy of the Assure Proposed Agreement (and any amendments thereto), Assure shall not enter into any Assure Proposed Agreement regarding the Assure Superior Proposal or any amendment thereof.

      (d) Notwithstanding Section 6.1(u) in the event that, prior to the completion of the Arrangement, a Assure Superior Proposal is offered or made to the holders of Assure Shares or Assure, the board of directors of Assure may fail to make, withdraw, modify or change any recommendation regarding the Arrangement if, in the opinion of the board of directors acting in good faith after written advice from outside counsel to such effect, which is reflected in the minutes of a meeting of the board of directors of Assure (a copy of the relevant extract of which minutes shall be provided to GEOCAN), the making or failure to so withdraw, modify or change any recommendation regarding the Arrangement would be inconsistent with the performance by the directors of Assure of their fiduciary duties under applicable law, and provided Assure shall have complied with the provisions of Section 9.3 and paid the GEOCAN Break Fee to GEOCAN in the circumstances where such fee is payable.

9.3   Subject to Section 10.4, if at any time after the date of this Agreement:

      (a) the board of directors of Assure fails to recommend that the Assure Securityholders approve the Arrangement or withdraws or, in any manner adverse to GEOCAN redefines, modifies or changes any of its recommendations referred to in Section 6(u), unless it has the right to do so under Section 9.4 hereof; or

      (b)   prior to the date of the Assure Meeting:

            (i) a Assure Acquisition Proposal that is a Assure Superior Proposal is publicly announced or made to Assure or Assure's shareholders;

            (ii) the Assure Superior Proposal has not been withdrawn or expired; and

                  (A) the board of directors of Assure fails to confirm to the Assure Shareholders, within five business days after the making of the Assure Proposal its recommendation that the Assure Shareholders reject the Assure Superior Proposal; or

                  (B) Assure enters into an agreement (other than a confidentiality agreement) with respect to the Assure Superior Proposal;

                  and the Arrangement is not approved at the Assure Meeting; or

      (c) Assure shall have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under this Agreement or any of the representations and warranties of Assure contained in this Agreement shall not be true and correct in all material respects as of the date of this Agreement, except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect on Assure, or shall have ceased to be true and correct in any material respect thereafter, except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect on Assure, (other than, in either case, as a direct result of and in direct response to a breach by GEOCAN of its obligations under this Agreement);

      then Assure shall, within two business days after the first to occur of the events described above, pay to GEOCAN the GEOCAN Break Fee. Such payment shall be made in immediately available funds to an account designated by GEOCAN. The payment of the GEOCAN Break Fee to GEOCAN shall represent full and final settlement of all claims of GEOCAN arising in respect of the matter giving rise to such payment and GEOCAN shall have no further remedy or recourse in respect of such matter against Assure or its present or former directors, officers, employers, agents or advisors or Assure's counsel.

9.4 The board of directors of Assure reserves the right to not make, withdraw, redefine, modify or change its recommendations or its determinations referred to in Section 6.1(u) if any of the following occur on or prior to the Effective Date:

      (a) GEOCAN shall have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under this Agreement;

      (b) any of the representations and warranties of GEOCAN contained in this Agreement shall not be true and correct in all material respects as of the date of this Agreement or shall have ceased to be true and correct in any material respect thereafter (other than as a result of a breach of this Agreement by Assure or of the Lockup Agreements by any of the holders of the Assure Shares, Assure Options or Assure Warrants); or

      (c)   it becomes certain that any of the conditions contained in Sections
            3.1 or 5.1 will not be satisfied on or before the Effective Date (other than as a result of a breach of this Agreement by Assure or of the Lockup Agreements by any of the holders of the Assure Shares, Assure Options or Assure Warrants who execute and deliver Lockup Agreements) and all relevant parties do not agree to waive or modify such conditions.

9.5 Assure shall use its reasonable efforts to cause all persons holding Assure Options or Assure Warrants, other than directors and officers of Assure, to exercise those Assure Options or Assure Warrants prior to the Assure Meeting and to vote the Assure Shares acquired on exercise in favour of the Arrangement, all in accordance with the terms of the Lockup Agreements. Assure shall also use its reasonable efforts to ensure that all Assure Shares acquired on exercise of the Assure Options or Assure Warrants at any time prior to the Assure Meeting, be made eligible for voting at the Assure Meeting, subject to all applicable law.

                                   ARTICLE 10
                                   TERMINATION

10.1 This Agreement may, prior to the filing of the Articles of Arrangement, be terminated by mutual agreement of GEOCAN and Assure without further action on the part of the securityholders of Assure.

10.2 Subject to Section 10.4, notwithstanding any other rights contained herein, GEOCAN may terminate this Agreement upon notice to Assure:

      (a) if the Interim Order has been refused, or if granted, is set aside or modified in a manner unacceptable to GEOCAN, acting reasonably, on appeal or otherwise;

      (b) if the Arrangement is not approved by Assure Securityholders in accordance with the terms of the Interim Order and all applicable laws on or before October 5, 2005, subject to an extension of up to 20 days pursuant to Section 10.4;

      (c) if the Final Order has not been granted in form and substance satisfactory to GEOCAN, acting reasonably, on or before October 5, 2005, subject to an extension of up to 20 days pursuant to Section
            10.4 or, if issued, has been set aside or modified in a manner unacceptable to GEOCAN, acting reasonably, on appeal or otherwise;

      (d) if the Arrangement has not been completed on or before October 6, 2005, subject to an extension of up to 20 days pursuant to Section 10.4;

      (e) if a circumstance giving rise to payment of the GEOCAN Break Fee to GEOCAN shall have occurred;

      (f) if a circumstance giving rise to payment of the Assure Break Fee to Assure shall have occurred and such payment shall have been made; or

      (g) upon any other circumstances hereunder that give rise to a termination of this Agreement by GEOCAN, including those set forth in Sections 4.1 and 5.1 hereof.

10.3 Subject to Section 10.4, notwithstanding any other rights contained herein, Assure may terminate this Agreement upon notice to GEOCAN:

      (a) if the Interim Order has been refused, or if granted, is set aside or modified in a manner unacceptable to Assure, acting reasonably, on appeal or otherwise;

      (b) if the Arrangement is not approved by Assure Securityholders in accordance with the terms of the Interim Order and all applicable laws on or before October 5, 2005, subject to an extension of up to 20 days pursuant to Section 10.4;

      (c) if the Final Order has not been granted in form and substance satisfactory to GEOCAN, acting reasonably, on or before October 5, 2005, subject to an extension of up to 20 days pursuant to Section 10.4, or, if issued, has been set aside or modified in a manner unacceptable to Assure, acting reasonably, on appeal or otherwise;

      (d) if the Arrangement has not been completed on or before October 6, 2005, subject to an extension of up to 20 days pursuant to Section 10.4;

      (e) if a circumstance giving rise to the payment of the Assure Break Fee to Assure shall have occurred;

      (f) if a circumstance giving rise to payment of the GEOCAN Break Fee to GEOCAN shall have occurred and such payment shall have been made; or

      (g) upon any other circumstances hereunder that give rise to a termination of this agreement by Assure, including those set forth in Sections 3.1 and 5.1 hereof.

10.4  (a)   Each of GEOCAN and Assure will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, or would likely to:

            (i) cause any of the representations or warranties of either GEOCAN or Assure contained herein to be untrue or inaccurate in any material respect on the date hereof or on the Effective Date; or

            (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied, in any material respect, by either GEOCAN or Assure hereunder on or prior to the Effective Date.

      (b) Subject to Section 10.4(c), neither GEOCAN nor Assure may elect not to complete the transactions contemplated hereby pursuant to the non-fulfillment of the conditions precedent contained in Articles 3, 4 or 5 or pursuant to Section 10.2 or 10.3 or any termination right arising therefrom and no payments are payable pursuant to Section
            8.2 or 9.3 as a result of such election unless promptly and in any event prior to the filing of the articles of Arrangement for acceptance by the Registrar, the party intending to rely thereon has delivered a written notice (a "Default Notice") to the other party specifying in reasonable detail all breaches, in any material respect, of covenants, representations and warranties or other matters which the party delivering such notice is asserting as the basis for the non-fulfillment of the applicable condition precedent or termination right, as the case may be.

      (c) Nothing in this Section 10.4 shall effect, and no Default Notice shall be required in respect of, (i) the right of GEOCAN to receive payment of the GEOCAN Break Fee pursuant to Section 9.3 (a) or (b), or (ii) the right of either party to terminate this Agreement for matters arising out of the failure to make appropriate disclosure In Writing to the other party.

      (d) If any such Default Notice is delivered, provided that the affected party is proceeding diligently to cure such matter and such matter is capable of being cured neither party may terminate this Agreement (if they otherwise have the right to do so) until expiration of a period of twenty (20) days from such Default Notice and then only if such matter is not cured in all material respects. If such Default Notice has been delivered prior to the date of the Assure Meeting, such meeting shall be postponed until the expiry of such period. If such Default Notice has been delivered prior to the making of the application for the Final Order or the filing of the Articles of Arrangement with the Registrar, such application and such filing shall be postponed until the expiry of such period.

      (e) Nothing in this Section 10.4 shall give either GEOCAN or Assure, as the case may be, any right to terminate this Agreement in addition to the rights contained in Articles 3, 4 or 5 or pursuant to Section
            10.2 or 10.3 or any termination right arising therefrom or any right to receive payment of the Assure Break Fee or GEOCAN Break Fee except in the circumstances provided in Sections 8.2 and 9.3.

10.5 If this Agreement is validly terminated pursuant to any provision of this Agreement, the parties shall return all materials and copies of all materials delivered to Assure or GEOCAN, as the case may be, or their agents and, except for the obligations set forth in Sections 8.2, 9.3, and this 10.4 and Article 11 (which shall survive any termination of this Agreement and continue in full force and effect), no party shall have any further obligations to any other party hereunder with respect to this Agreement except those incurred prior to termination. Except as expressly provided herein, nothing herein, (including without limitation the payment of the GEOCAN Break Fee or the Assure Break Fee) shall relieve any party from liability for any breach of this Agreement.

10.6 The exercise by any party of any right of termination hereunder shall be without prejudice to any other remedy available to such party.

                                   ARTICLE 11
                                 Privacy Issues

11.1 For the purposes of this Article o , the following definitions shall apply:

      (a) "applicable law" means, in relation to any person, transaction or event, all applicable provisions of laws, statutes, rules, regulations, official directives and orders of and the terms of all judgements, orders and decrees issued by any authorized authority by which such person is bound or having application to the transaction or event in question, including applicable privacy laws.

      (b) "applicable privacy laws" means any and all applicable laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the Personal Information Protection and Electronic Documents Act (Canada) and/or any comparable provincial law including the Personal Information Protection Act (Alberta).

      (c) "authorized authority" means, in relation to any person, transaction or event, any (a) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign, (b) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, (c) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions, and
            (d) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such person, transaction or event.

      (d) "Personal Information" means information about an individual transferred to GEOCAN by Assure in accordance with this Agreement and/or as a condition of the Transaction.

11.2 The parties hereto acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to either Party pursuant to or in connection with this Agreement (the "Disclosed Personal Information").

11.3 Neither GEOCAN nor Assure shall use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement.

11.4 Both GEOCAN and Assure acknowledge and confirm that the disclosure of Personal Information is necessary for the purposes of determining if they shall proceed with the Arrangement, and that the disclosure of Personal Information relates solely to the carrying on of the business and the completion of the Arrangement.

11.5 Both GEOCAN and Assure acknowledge and confirm that they have and shall continue to employ appropriate technology and procedures in accordance with applicable law to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

11.6 Both GEOCAN and Assure shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties' obligations hereunder. Each of GEOCAN and Assure shall ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective party who have a bona fide need to access to such information in order to complete the Arrangement.

11.7 GEOCAN and Assure, as the case may be, shall promptly notify the other to this Agreement of all inquiries, complaints, requests for access, and claims of which such party is made aware in connection with the Disclosed Personal Information. GEOCAN and Assure shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims.

11.8 Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either GEOCAN or Assure, the counterparty shall forthwith cease all use of the Personal Information acquired by the counterparty in connection with this Agreement and will return to the party or, at the party's request, destroy in a secure manner, the Disclosed Personal Information (and any copies).

                                   ARTICLE 12
                                    AMENDMENT

12.1 Any term or provision of this Agreement including the Exhibits may be amended, and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a document in writing signed by the party to be bound thereby. The waiver by a party of any breach hereof or default in the performance hereof will not be deemed to constitute a waiver of any other default or any succeeding breach or default. This Agreement may be amended by the parties hereto at any time before or after approval of the Assure Securityholders but, after such approval, no amendment will be made which by applicable law requires the further approval of the Assure Securityholders without obtaining such further approval.

                                   ARTICLE 13
                                      COSTS

13.1 All costs and expenses of Assure of or incidental to the Arrangement (whether it is completed or not) this Agreement and the transactions contemplated hereby including, without limitation, all legal, financial, accounting, engineering and other advisor costs and costs of the Assure Meeting shall be borne by Assure and all of such foregoing costs and expenses of GEOCAN shall be borne by GEOCAN.

                                   ARTICLE 14
                           DISCLOSURE AND TRANSITIONAL

14.1 Upon execution of this Agreement, this Agreement supercedes the Letter Agreement (other than as required to give effect to Sections 5.1(i), 6.2 or 9.1(s) hereof) which shall be terminated and of no further force or effect and neither party shall have any further liability thereunder except for any liability arising prior to termination.

14.2 Except as may be required by applicable law or stock exchange policy, GEOCAN shall not make any public announcement or communication in respect of the transactions contemplated hereunder (including, without limitation, the existence of this Agreement or the Arrangement) unless prior approval of the announcement is obtained from Assure, acting reasonably. Other than communications with the Assure Shareholders as required pursuant to applicable law or contemplated hereunder, all of which communications shall be subject to the prior approval by GEOCAN, acting reasonably, or as required in connection with seeking the Initial Order or the Final Order, Assure shall not, prior to Closing, make any public announcement or communication whatsoever in respect of the within transaction (including, without limitation, the existence of this Agreement or the Arrangement).

14.3 In connection with the implementation of the Arrangement, Assure and GEOCAN shall cooperate with each other to provide an orderly transition of control. Each of Assure and GEOCAN will conduct itself so as to keep the other fully informed as to its business and affairs and as to the decisions required with respect to the most advantageous methods of exploring, operating and producing from Assure's assets and shall cooperate with each other with respect thereof. Assure and GEOCAN shall each provide access to its offices to officers and representatives of each other during normal business hours on reasonable notice following the acceptance of this Agreement and the officers of Assure and GEOCAN shall consult with the officers of each other (as they may reasonably request) in respect of their day-to-day operations. Assure shall provide to GEOCAN information which will allow GEOCAN, subject to applicable confidentiality provisions, to quickly and efficiently integrate the business and affairs of Assure with GEOCAN on completion of the Arrangement and in connection therewith shall permit GEOCAN and its representatives to have reasonable access to Assure's premises, field operations, records, computer systems and employees.

14.4 The covenants and representations and warranties of GEOCAN and of Assure contained herein, except those in Article 11, shall not survive the completion of the Arrangement and shall expire and be terminated upon the Arrangement becoming effective.

                                   ARTICLE 15
                                  MISCELLANEOUS

15.1 Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party to any other party shall be in writing and may be given by delivering same or sending same by facsimile transmission or by hand delivery addressed to the party to whom the notice is to be given at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a business day and, if not, the next succeeding business day) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt unless actually received on a non-business day or after 4:00 p.m. on a business day at the point of delivery in which case it shall be deemed to have been given and received on the next business day. The address for service of each of the parties hereto shall be as follows:

      if to GEOCAN:

            1100, 717 - 7th Avenue S.W.
            Calgary, AB  T2P 0Z3
            Attention:  President
            Fax:  (403) 261-3834

      with a copy to:

            Borden Ladner Gervais LLP
            1000, 400-3rd Avenue S.W.
            Calgary, AB  T2P 4H2
            Attention:  Bill Guinan
            Fax:  (403) 266-1395

      if to Assure:

            800, 521 - 3rd Avenue S.W.
            Calgary, AB  T2P 3T3
            Attention:  President
            Fax:  (403) 262-9519

      with copies to:

            Haywood Securities Inc.
            301, 808 First Street S.W.
            Calgary, AB  T2P 1M9
            Attention:  David McGorman
            Fax:  (403) 509-1991

            - and -

            Bennett Jones LLP
            4500, 855 - 2nd Street S.W.
            Calgary, AB  T2P 4K7
            Attention:  Michael Klym
            Fax:  (403) 265-7219

15.2  Time shall be of the essence in this Agreement.

15.3 This Agreement, which includes the Exhibits hereto and the Confidentiality Agreement (a) constitute the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; (b) is not intended to confer upon any other person any rights or remedies hereunder; and (c) shall not be assigned by operation of law or otherwise except as otherwise specifically provided.

15.4 If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

      (a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in anyway be affected or impaired by the severance of the provisions or parts thereof severed; and

      (b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

15.5 Each party hereto shall, from time to time, and at all times hereafter, at the request of the other party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

15.6 This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Alberta and applicable laws of Canada but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of Alberta. Each party hereto hereby irrevocably attorns to the jurisdiction of the Courts of the Province of Alberta in respect of all matters arising under or in relation to this Agreement.

15.7 This Agreement may be executed in identical counterparts, each of which is and is hereby conclusively deemed to be an original and counterparts collectively are to be conclusively deemed one instrument.

15.8 No waiver by any party hereto shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

15.9 This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. This Agreement may not be assigned by any party hereto without the prior consent of the other parties hereto.


       IN WITNESS WHEREOF the parties hereto have executed this Agreement.


                                             GEOCAN ENERGY INC.

                                             By:     (signed) "Wayne Wadley"
                                                     ------------------------


                                             ASSURE ENERGY, INC.

                                             By:     (signed) "Harvey Lalach"
                                                     ------------------------